Annual Information Form

Sun Life Financial Inc.
For the Year Ended December 31, 2021

February 9, 2022

             Annual Information Form 2021
Table of Contents

	Annual Information Form	Management's Discussion & Analysis(1)	Consolidated Financial Statements and Notes(1)

Corporate Structure	3

Development of the Business	3	Section B

Business of Sun Life	5	Section B
Financial Performance		Section C	Notes 8-12
Investments		Section H	Note 5
Risk Management		Section J	Note 6

Capital Structure	8	Section I	Note 15

Dividends	12	Section I	Note 15

Security Ratings	12	Section F

Transfer Agents and Registrar	15

Directors and Executive Officers	16

Code of Conduct	20

Principal Accountant Fees and Services	20

Interests of Experts	21

Regulatory Matters	21	Section B

Risk Factors	35

Legal and Regulatory Proceedings	53

Additional Information	53

Appendix A - Charter of the Audit Committee	54

(1)    As indicated, parts of the Company’s MD&A, consolidated financial statements and accompanying notes for the year ended December 31, 2021 are incorporated by reference in this AIF. The 2021 MD&A (as defined below) and the 2021 Consolidated Financial Statements (as defined below) may be accessed at www.sedar.com and www.sec.gov, respectively.
Sun Life Financial Inc. | sunlife.com                   1

             Annual Information Form 2021
The following defined terms are used in this document.

Abbreviation	Description	Abbreviation	Description
AIF	Annual Information Form	OSFI	Office of the Superintendent of Financial Institutions, Canada
Board	The Board of Directors of SLF Inc.	SEC	United States Securities and Exchange Commission
IFRS	International Financial Reporting Standards	Sun Life Assurance	Sun Life Assurance Company of Canada
LICAT	Life Insurance Capital Adequacy Test	SLF Inc.	Sun Life Financial Inc.
MD&A	Management's Discussion & Analysis	Superintendent	The Superintendent under the Office of the Superintendent of Financial Institutions Act
NAIC	National Association of Insurance Commissioners, United States
Presentation of Information
In this AIF, SLF Inc. and its consolidated subsidiaries are collectively referred to as “Sun Life”, the “Company”, “we”, “us” or “our” and also includes, where applicable, our joint ventures and associates.

Unless otherwise indicated, all information in this AIF is presented as at and for the year ended December 31, 2021, and amounts are expressed in Canadian dollars. Financial information is presented in accordance with IFRS and the accounting requirements of OSFI.

Documents Incorporated by Reference
The following documents are incorporated by reference in and form part of this AIF:
(i)SLF Inc.'s MD&A for the year ended December 31, 2021 (our “2021 MD&A”), and
(ii)SLF Inc.'s Consolidated Financial Statements and accompanying notes for the year ended December 31, 2021 (our “2021 Consolidated Financial Statements”).

These documents have been filed with securities regulators in Canada and with the SEC and may be accessed at www.sedar.com and www.sec.gov, respectively.

Forward-looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Certain statements in this AIF and the documents incorporated by reference herein including, (i) statements relating to our strategies, (ii) statements that are predictive in nature, (iii) statements that depend upon or refer to future events or conditions, and (iv) statements that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, "continue", “could”, “estimate”, “expect”, “goal”, "initiatives", “intend”, “may”, “objective”, “outlook”, “plan”, "potential", “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will” and similar expressions are forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts, and remain subject to change, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the impact of the COVID-19 pandemic and related economic conditions on our operations, liquidity, financial conditions or results and the matters set out in this AIF under the heading Risk Factors and in our annual MD&A under the heading Forward-Looking Statements, and the factors detailed in our annual and interim financial statements and other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks, which have been further heightened with the current COVID-19 pandemic given the uncertainty of its duration and impact. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks - related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and political conditions; the design and implementation of
Sun Life Financial Inc. | sunlife.com                   2

             Annual Information Form 2021
business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of mergers, acquisitions, strategic investments and divestitures; the impact of competition; the performance of our investments and investment portfolios managed for Clients; changes in the legal or regulatory environment, including capital requirements; the environment and social, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - COVID-19 matters, including the severity, duration and spread of COVID-19, actions by governments, monetary authorities and regulators in response to the COVID-19 pandemic, its impact on the global economy and its impact on Sun Life's business, financial condition and/or results; risks associated with IFRS 17 and 9; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgments used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

Corporate Structure
SLF Inc. was incorporated under the Insurance Companies Act, Canada (the “Insurance Act”) on August 5, 1999, to become the holding company of Sun Life Assurance in connection with the demutualization of Sun Life Assurance.

Sun Life Assurance was incorporated in 1865 as a stock insurance company and was converted into a mutual insurance company in 1962. On March 22, 2000, Sun Life Assurance implemented a plan of demutualization under which it converted back to a stock company pursuant to Letters Patent of Conversion issued under the Insurance Act. Under this plan of demutualization, Sun Life Assurance became a wholly-owned subsidiary of SLF Inc.

The head and registered office of SLF Inc. is located at 1 York Street, Toronto, Ontario, M5J 0B6.

SLF Inc. conducts its business worldwide through direct and indirect operating subsidiaries, joint ventures and associates. SLF Inc.’s principal subsidiaries are included in the subsidiaries listed in SLF Inc.’s annual report and that list of subsidiaries is incorporated herein by reference. That list includes the percentage of voting shares owned by SLF Inc., directly or indirectly, and where those companies are incorporated, continued, formed or organized. SLF Inc.’s current annual report is accessible on www.sedar.com, www.sec.gov and www.sunlife.com.

We manage our operations and report our financial results in five business segments: Canada, United States (“U.S.”), Asset Management, Asia and Corporate.

Development of the Business
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom (“UK”), Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2021, Sun Life had total assets under management of $1.4 trillion.

Three Year History: Acquisitions, Disposals, and Other Developments
We assess our businesses and corporate strategies on an ongoing basis to ensure that we make optimal use of our capital and provide maximum shareholder value. The following summary outlines our major acquisitions, dispositions and other developments in the past three years in our business segments. Additional information is provided in Note 3 to SLF Inc.'s 2021 Consolidated Financial Statements.

Kevin Strain was appointed as President and a member of the Board, effective February 15, 2021, and upon the retirement of Dean Connor on August 6, 2021, was appointed as the Chief Executive Officer. On March 29, 2021, Manjit Singh was appointed as Executive Vice-President and Chief Financial Officer. On December 9, 2021, Sun Life announced that William Anderson will retire as Chair and from the Board of Directors following the 2022 Annual Meeting. Mr. Anderson will be succeeded as Chair by Scott Powers following his re-election as a director at that meeting.

Sun Life Financial Inc. | sunlife.com                   3

             Annual Information Form 2021
In early 2020, the world was impacted by COVID-19, which was declared a pandemic by the World Health Organization. The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus, including variants, mass vaccine production and distribution, vaccine efficacy, public acceptance of containment measures and vaccine adoption, the subsequent reduction in rates of infection and the actions taken by governments, monetary authorities, regulators, financial institutions, businesses and individuals, which could vary by country and result in differing outcomes. Given the extent of the circumstances, it is difficult to reliably measure or predict the potential impact of this uncertainty on our future financial results. Additional information can be found in our2021 MD&A under the heading "COVID 19", which section is incorporated by reference herein.

Canada
On December 13, 2021, we announced that Canadian Premier Life Insurance Company entered into an agreement to acquire the sponsored markets business from Sun Life Assurance. The transaction is expected to close in early 2023, subject to satisfaction of customary closing conditions, including receipt of regulatory approvals.

On December 1, 2021, we increased our strategic investment in Dialogue, a Canadian telemedicine provider supporting our Lumino Health virtual health care platform.

In 2020, we made strategic investments in connection with commercial collaborations, including with Dialogue, and with GoRendezvous, an online booking software company that allows Clients to connect with paramedical service providers digitally and schedule appointments.

U.S.
On October 3, 2021, we entered into an agreement to acquire DentaQuest Group, Inc., a U.S. dental benefits provider. The transaction is expected to close in the first half of 2022, subject to receipt of regulatory approvals and satisfaction of customary closing conditions.

On July 1, 2021, we completed the acquisition of Pinnacle Care International, Inc., a U.S. health-care navigation and medical intelligence provider. For additional information, refer to Note 3 of our 2021 Consolidated Financial Statements.

Asset Management
On January 5, 2021, we completed the acquisition of a majority stake in Crescent Capital Group LP ("Crescent"), a global alternative credit investment manager, forming the alternative credit investing business of SLC Management. For additional information, refer to Note 3 of our 2021 Consolidated Financial Statements.

On July 1, 2020, we acquired 80% of InfraRed Capital Partners ("InfraRed"), a UK-based global infrastructure and real estate investment manager, as well as the ability to acquire the remaining interest in the future. For additional information, refer to Note 3 of our 2021 Consolidated Financial Statements.

In July 2019, we completed the acquisition of a majority stake in BentallGreenOak ("BGO"), forming the real estate business of SLC Management. For additional information, refer to Note 3 of our 2020 Consolidated Financial Statements.

Asia
In October 2021, we reduced our stake in our India asset management joint venture, Aditya Birla Sun Life AMC Limited, from 49% to 36.5% through an initial public offering.

Effective January 1, 2021, we launched an exclusive 15-year bancassurance partnership with Asia Commercial Joint Stock Bank for the exclusive distribution of life insurance products of Sun Life Vietnam Insurance Company Limited ("Sun Life Vietnam").

In February 2020, we sold our ownership interest in Crescent Asia Limited, the holding company of Global Online Financial Solutions Limited, which operates TIMO, Vietnam's first digital bank. The previously disclosed arrangement with TIMO to offer life and health insurance products of Sun Life Vietnam to TIMO's membership base is still in effect.

In January 2020, we combined our International business and Hong Kong business into a new management structure called "International Hubs", to leverage the High Net Worth opportunities in Asia and offer our Clients and distribution partners best-in-class product and service offerings across all geographies. "Local Markets" is comprised of the Philippines, Indonesia, India, China, Malaysia and Vietnam. "International Hubs" is comprised of International, Hong Kong and Singapore.

In October 2019, we entered into a 15-year bancassurance partnership with Tien Phong Commercial Joint Stock Bank, a digital leader in Vietnamese banking, for the exclusive distribution of life insurance products of Sun Life Vietnam.

Sun Life Financial Inc. | sunlife.com                   4

             Annual Information Form 2021
Business of Sun Life
Information about our business and operating segments, our strategy, products and methods of distribution, risk management policies and investment activities, is included in the 2021 MD&A, which is incorporated by reference in this AIF.

The global financial services industry continues to evolve in response to demographic, economic, and technological trends. Specific trends that have an impact on our businesses include:

Demographic
•Major demographic shifts in developed markets include the aging of baby boomers and the growth of millennials as a client segment. Aging baby boomers are generating greater demand for retirement solutions and health solutions as they retire, while millennials seek holistic financial advice and solutions, including protection and wealth accumulation products in preparation for major life events.
•The number of High Net Worth Individuals ("HNWI") and their pool of wealth continues to expand. Within this segment, Asia has witnessed the fastest growth, surpassing North America as the region with the largest share of wealth held by HNWIs. As this segment continues to grow, opportunities will exist for financial service providers, with individuals seeking solutions that enable them to optimally transfer wealth to future generations.
•The trend of governments and employers downloading responsibility to individuals continues. This has created demand for protection, group benefits and group retirement solutions as individuals seek to fill the gaps. To help them make some of these decisions, consumers are seeking financial advice and assistance with financial planning. However, it is worth noting that the current COVID-19 pandemic may cause governments in some jurisdictions to reverse this trend.
•Growing prosperity in Asia is resulting in the rise of the young middle class in many Asian countries, although the pace of growth may slow due to economic disruption caused by the COVID-19 pandemic. This is increasing the demand for a wide variety of financial products, including insurance, savings and investment vehicles. Low financial literacy has also increased the importance of financial education and advice in this region. These markets have low penetration rates and are expected to grow much faster than industrialized countries. In certain Asian markets, such as Hong Kong and China, the aging population is creating a growing opportunity for retirement and health solutions.
•Changes in the nature of work and the rise of the gig economy, where work is temporary, contractual or project-based, has created an opportunity to provide solutions to workers who are left unsupported across key life needs (e.g. savings, benefits, and protection).
•Consumers are more proactively managing both physical and mental health and wellness, leading to an increased demand for solutions in this area. Additionally, the current COVID-19 pandemic is having a negative impact on the mental health and well-being of people around the world. This may lead to increased demand for tools and products to support mental health and well-being.
•Desire for greater transparency has caused consumers to question whether they are getting their full value for money spent on products and services, such as financial advice. This has resulted in an increase in demand for low-cost asset management products, such as index funds.

Economic
•Prior to the COVID-19 pandemic, we had seen an improvement in economic conditions in recent years across many of our main markets (including Canada, U.S. and Asia). However, the current COVID-19 pandemic has led to a global economic downturn affecting many of our markets. Additionally, we are seeing changes in the geopolitical landscape that may affect the business and regulatory environment in some markets in which we operate. We believe this period of increased economic, market and geopolitical volatility will continue, and are monitoring developments closely.
•We are aware there will be long-term effects from the fiscal and monetary support governments enacted during the COVID-19 pandemic. This may include elevated government debt to GDP ratios, prolonged periods of low interest rates, potential for sustained inflation/stagflation and possible tax increases. We are monitoring the situation continuously and are ready to take actions as needed to minimize impact.
•The COVID-19 pandemic has disrupted labour market supply chains and led to an acceleration of income and wealth inequality. This may lead to a slow-down of growth for the middle class in some markets.
•Low interest rates are impacting the ability for investors to achieve higher yield with relatively lower risk investments. In search for greater returns investors are seeking alternatives, which offer greater yield in exchange for illiquidity in order to meet their target returns.
•The COVID-19 pandemic has accelerated the use of digital technology to allow for remote work. Companies may rely more heavily on these digital tools and shift more of their workforce to remote work. This, in turn, may have an impact on the commercial real estate market.

Sun Life Financial Inc. | sunlife.com                   5

             Annual Information Form 2021
Technological
•Digital adoption continues to grow rapidly as consumers spend an increasing amount of time online for everyday needs (e.g., social, shopping, and banking). An increase in mobile usage is an especially important part of this shift. The COVID-19 pandemic has also accelerated this shift to digital in many industries, including financial services. Omni-channel capabilities are important to create a consistent Client experience across channels and to serve Clients in their channel of choice.
•The trend of increasing personalization using data and analytics is allowing companies to create a frictionless digital user experience as they are able to better engage with Clients and meet their needs.
•Consumers continue to transfer expectations from technology companies to financial services. A seamless digital experience and personalization of advice and services is increasingly important in creating better experiences and outcomes for Clients.
•Consumers are becoming more concerned about the protection and use of their data in an environment of increasing collection and use of their data, and data breaches. Meeting those Client concerns and expectations will be key to maintaining their trust.
•The COVID-19 pandemic has also accelerated the adoption of digital health technologies, including telehealth and remote care.

Competition
The markets in which Sun Life participates are highly competitive. We compete against other insurance companies, banks, asset managers, mutual fund companies, financial planners and other financial services providers. Frequently, competition is based on factors including price, the ability to provide value-added products and services, financial strength and consistent delivery of an excellent experience to distributors and Clients through both traditional and more innovative digital channels.

Sustained low investment yields (and tightening investment spreads) and evolving regulatory requirements continue to be challenges for our industry and have forced insurers and financial services providers to review their businesses, re-focus their operations and, in some cases, discontinue or divest non-core lines of business, as well as acquire businesses with higher growth potential. We are also seeing alternative asset managers (including private equity) playing a larger role in several markets.

We also face increasing competition from new market entrants, including non-traditional service providers such as insurtech and fintech companies. The acceleration of the shift to digital interactions brought by the COVID-19 pandemic may lead to an increase in this trend, and a further rise of new market entrants with disruptive digital business models. In addition, incumbents are increasingly partnering with start-ups to compete in new and innovative ways. Both of these trends could challenge existing insurance, asset management and wealth management business models. In addition, big technology companies are entering the financial services and healthcare markets by leveraging their large customer base, strong user experience capabilities, deep pools of data and digital ecosystems offering interconnected services. In response to these trends, Sun Life continues to explore new business models and seek strategic partnerships that will drive our businesses forward.

In Canada, the federal government is considering implementing a framework for open banking, which is an application of data portability to the financial services industry. Under open banking, clients of banks, fintechs or other financial institutions would be able to ask for their personal data to be securely transferred or made available to an authorized third-party service provider, such as a fintech or another financial institution. The government’s goal is to implement an open banking framework by early 2023. We are continuing to monitor how this development will affect Sun Life and the broader financial services industry.

In addition to closely monitoring potential business disruptors, we also continuously adapt by making investments in technology and advanced analytics, building digital services and tools, and through the extension of our product offerings. Below are some examples of how we are adapting in these areas:
•Digitizing current interactions and processes: Web and mobile functionality (e.g., e-Applications, e-claims); facilitating virtual interactions (e.g., video meetings, e-signatures); digital benefits enrollment in the U.S. and for small businesses in Canada.
•Using data and analytics to be personal, predictive and proactive: Digital coach Ella in Canada; Maxwell Health, a digital benefits marketplace in the U.S.; predictive models for advisor recruiting and Client retention in Asia
•Building new business models: Lumino Health, which allows all Canadians to access provider search and discover innovative health solutions; working with bancassurance partners in Asia to offer digital sales; further expanding our role in the healthcare ecosystem in the U.S. through the acquisition of PinnacleCare
•Building a partnership ecosystem: Making strategic investments and collaborations (e.g., Dialogue, a leading virtual healthcare provider in Canada; Bowtie, Hong Kong's first online-only insurer); investing in technologies to connect with partners and drive global growth.

Sun Life Financial Inc. | sunlife.com                   6

             Annual Information Form 2021
The markets in which we compete are diverse and at different stages of development:
•In Canada, the financial services industry is relatively mature and the three largest life insurance companies serve more than two-thirds of the Canadian life insurance and group benefits markets. In the wealth space, we also face competition from Canadian retail banks and investment dealers and also from emerging disruptors such as “robo-advisors”.
•In the United States, the largest insurance market in the world, the market is more fragmented and characterized by a large number of competitors. We face strong competition from established players in the group life and disability, dental, vision, stop-loss, and voluntary markets, all of which are markets with a number of competitors. In the turnkey disability market, there is one other primary competitor and competition is expected to remain stable.
•In Asia, the life insurance markets in countries where we participate are still evolving. The growth potential for insurance in Asian markets has created strong competition from both domestic and international insurers. We are observing the larger pan-Asian insurers grow at the fastest rate, with consolidation occurring in many markets. Additionally, some of the Asian markets that we operate in have foreign ownership restrictions, which may place constraints on our ability to operate or grow in these markets. In the international High Net Worth life insurance market (which for Sun Life operates out of our Asia business group), competition is increasing from the main competitors who operate in this business.
•In Asset Management, despite some consolidation, we face strong competition from a variety of players including large global asset managers, small local managers specializing in niche markets/products, multi-national and local banks as well as other insurance companies. In addition, there has been a trend among retail and institutional investors towards lower-cost passive investment products, including index and other types of exchange-traded funds, which has led to a decreased allocation of investor assets to active investment strategies. At the same time, there has been an increased demand for fixed-income, liability-driven investing and yield-oriented alternative products among institutional and High Net Worth investors. This trend may accelerate, given the prolonged period of low interest rates exacerbated by the COVID-19 pandemic.

Seasonality
Some of our businesses are subject to seasonal factors. In Canada, sales of investment products spike during the first quarter of the year due to a contribution deadline for Registered Retirement Savings Plans. Timing of sales campaigns also influences sales of individual products in Canada and Asia. In the U.S., the sales pattern of our group life and health business largely reflects the renewal timing of employee benefit plans of our corporate Clients, many of which begin on January 1 each year. This often results in higher sales in the fourth quarter. In India, the sales of individual insurance products usually peak in the first quarter of each year due to tax planning by Clients. Overall, the impact of seasonal trends is not material to Sun Life.

Number of Employees
As at December 31, 2021, we had 24,589 full-time equivalent employees across our operations excluding joint ventures and associates.

Business Segment	Employees(1)(2)
Canada	7,032
U.S.	3,656
Asset Management	4,147
Asia	4,814
Corporate(3)	4,941
(1) As at December 31, 2021, we had approximately 48,165 employees across our operations, including our Asia joint ventures.
(2) Excludes temporary staff.
(3) Corporate includes the operations of our UK business unit and enterprise services.

Sustainability Commitment
Sustainability is a core strategic priority that supports our Purpose. We aspire to lead the global financial industry in helping to create a cleaner, more inclusive and more sustainable future. Our commitment to lead responds to global challenges and an increasing public desire for corporations to support sustainability. Strong sustainability initiatives and practices support our Purpose of helping our Clients achieve lifetime financial security and live healthier lives.

Building from a long-standing foundation as a trusted and responsible business, our Sustainability Plan focuses on our areas of expertise where we can have the most positive social and environmental impact, while creating competitive advantage for our business:
•Increasing financial security,
•Fostering healthier lives, and
•Advancing sustainable investing.

Sun Life Financial Inc. | sunlife.com                   7

             Annual Information Form 2021
Our sustainability commitment is guided by the United Nations Sustainable Development Goals ("SDGs"). We focus primarily on supporting the five SDGs where we believe we can have the greatest influence and impact. These are: #3 Good health & well-being, #5 Gender equality, #7 Affordable and clean energy, #8 Decent work and economic growth and #13 Climate action.

We aspire to increase the lifetime financial security of our Clients, employees and communities. We’re helping Clients take positive financial action, and increasing access to and use of wealth and protection products. In 2021, in Canada we piloted a tool that helps young workers apply a portion of their employer’s workplace savings plan contributions to their student debt, and one that supports microinvesting. We advocated and collaborated with Members of U.S. Congress to design a federal Paid Family and Medical Leave program. If adopted, the proposal will help families across the U.S. The proposal includes an option for employers to work with insurers to coordinate benefits. In addition, we worked with several leading companies across Asia to create more opportunities to access affordable insurance.

We aspire to improve health and wellness outcomes for Clients, employees and communities. We help Clients navigate, manage and receive the care they need, while expanding access to and use of health insurance, to help Clients live their healthiest lives. In Canada, we expanded our Lumino Health Virtual Care powered by Dialogue. 556,000 Clients and their family members had access to the service in 2021. Shortly after Sun Life U.S. acquired PinnacleCare, we launched Health Navigator. This service helps Clients navigate the complex U.S. health care system and care options, improving costs and outcomes for both the employee and employer. We maintained our long-standing focus on community health and wellness, investing in initiatives that encourage healthy and active living in our communities. Since 2012, we have been committed to the fight against diabetes. We focus on corporate giving on diabetes awareness, prevention and care. In 2021, we also boosted our charitable funding to help people and communities hit hard by the pandemic and continued to support under-represented groups, with an emphasis on Black-led and Indigenous initiatives in Canada.

We aspire to deliver sustainable returns for Clients and drive the transition to a low-carbon, inclusive economy. Sun Life built on its position as a leader in sustainable investing in 2021. Sun Life has targeted an additional $20 billion in sustainable investments across its General Account and Client investments, which are managed by SLC Management. Investments include, but are not limited to, renewable energy, energy efficiency, sustainable buildings, clean transportation, water management, and social infrastructure projects. In 2021, SLC Management appointed a Global Head of ESG ("ESG") to further build on the firm’s commitment to sustainable investing. MFS Investment Management ("MFS") continued to receive top environmental, social and governance assessments from rating entities, and BGO's global real estate investment platform received top rankings in the 2021 GRESB Real Estate Benchmark. Sun Life Assurance was the first major Canadian life insurer to sign on to the United Nations-supported Principles for Responsible Investment ("PRI"). All companies in our Asset Management pillar are also signatories and receive top grades in PRI assessments.

Consistent with our foundational commitment to operate as a trusted and responsible business, we recognize climate change as one of the defining issues of our time and commit to working together across industries, with our Clients, investees and other stakeholders to contribute to solving this global challenge. We believe it is incumbent upon us to respond and to take actions that support the goal of the Paris Agreement to limit the global temperature increase in this century to well below 2 degrees Celsius compared to pre-industrial levels and to pursue efforts to limit the temperature increase to 1.5 degrees Celsius above pre-industrial levels.

In 2021, Sun Life deepened its global commitment to sustainability with a goal to achieve net-zero greenhouse gas ("GHG") emissions by 2050 for both its investments and operations. As an asset owner, Sun Life plans to achieve net-zero GHG emissions in its General Account, managed by SLC Management. Sun Life's other asset management companies will also drive net-zero efforts. MFS, SLGI Asset Management, and SLC Management companies, InfraRed and BGO, have joined the Net Zero Asset Managers initiative, an international group of asset managers committed to supporting the goal of net-zero emissions by 2050 or sooner. Sun Life will target a 50% absolute reduction of GHG emissions in its operations by 2030, relative to 2019. This target includes emissions reductions from Sun Life's offices and corporate travel.(1)

Sun Life is a supporter of the Task Force on Climate-related Financial Disclosures ("TCFD"), and a member of the United Nations Environment Programme Finance Initiative and signatory to the UN-supported Principles for Responsible Investment. We also support and participate in several other sustainability-related forums, meetings and discussions with a range of external stakeholders. Sun Life ranked among the 2021 Global 100 Most Sustainable Corporations in the World. This was the 12th consecutive year Sun Life was named to the ranking, and we were the only North American insurance company to appear on the list. Sun Life was also included on the Dow Jones Sustainability Index - North America, and continues to be a constituent in the FTSE4Good Index.

(1) Scope 1 and 2, and Scope 3 corporate travel, water and landlord-paid utility emissions at corporate offices globally Scope 1 and 2 emissions of corporate offices globally, and Scope 3 emissions resulting from the water supply and landlord-paid utility services to these offices, as well as from corporate travel, per the GHG Protocol.
Sun Life Financial Inc. | sunlife.com                   8

             Annual Information Form 2021
To have a resilient, sustainable business, diversity and inclusion must serve as a catalyst. In 2020, Sun Life reinforced its commitment to diversity, equity and inclusion by taking a firm stance for equality, social change and justice to support under-represented communities. Sun Life continues to work towards its goals of 25% underrepresented ethnicities in Vice-President (VP)+ roles in North America, and 50% women in VP+ roles globally, by 2025. In 2021, we launched the Dean Connor Sun Life Inclusion Scholarships for Black and Indigenous Students – a new scholarship program designed to equip Black and Indigenous youth with new skills and valuable work experience. Dean Connor led Sun Life for a decade as President and CEO, until his recent retirement in 2021. The scholarship honours his passion and advocacy for Diversity, Equity and Inclusion. Sun Life is a signatory to the goals in the BlackNorth Initiative and is pursuing Progressive Aboriginal Relations certification to foster a diverse workforce that represents the communities where we live and work.

Our commitment to sustainability is set out in our Sustainability Policy and in our Code of Conduct which applies to all employees and directors. The Governance, Investment & Conduct Review Committee of the Board provides oversight of our enterprise-wide Sustainability Policy and sustainability program, including reviewing and recommending approval of the annual Sustainability Report and Sustainability Plan to the Board. At the management level, in 2021, Sun Life appointed its first Chief Sustainability Officer, reporting directly to the CEO. In addition, our International Sustainability Council is composed of senior representatives from a diverse range of geographic regions, business groups and functions. This Council supports the implementation of our Sustainability Plan, through the areas of focus that align with their business. They champion, influence and drive action. The Council works closely with the Sustainability team on strategy and policy development and monitoring, and risk escalation. The Council meets regularly and reports progress to our senior executive management and to the Governance, Investment and Conduct Review Committee.

Additional details on our Sustainability Plan, and our most recent Sustainability Report, can be found on our website at www.sunlife.com/Sustainability. Additional climate-related disclosures, guided by the TCFD recommendations, can be found under the heading "Environmental and Social Risk" in our 2021 MD&A, which is incorporated by reference herein. For more information on our commitment to promote diversity and inclusion, please visit www.sunlife.com/en/sustainability/diversity-and-inclusion/.

Capital Structure
General
SLF Inc.'s authorized capital consists of unlimited numbers of Common Shares, Class A Shares and Class B Shares, each without nominal or par value.

The Class A Shares and Class B Shares may be issued in series as determined by SLF Inc.'s Board. The Board is authorized to fix the number, consideration per share, designation and rights and restrictions attached to each series of shares. The holders of Class A Shares and Class B Shares are not entitled to any voting rights except as described below or as otherwise provided by law. Additional information concerning our capital structure is included in SLF Inc.'s 2021 MD&A under the heading Capital and Liquidity Management and in Notes 13-15 and 21 to the 2021 Consolidated Financial Statements.
Common Shares
SLF Inc.’s Common Shares are listed on the Toronto, New York and Philippines stock exchanges, under the ticker symbol “SLF”. Each Common Share is entitled to one vote at meetings of the shareholders of SLF Inc., except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series.

Common Shares are entitled to receive dividends if and when declared by the Board. Dividends must be declared and paid in equal amounts per share on all Common Shares, subject to the rights of holders of the Class A Shares and Class B Shares. Holders of Common Shares will participate in any distribution of the net assets of SLF Inc. upon its liquidation, dissolution or winding-up on an equal basis per share, subject to the rights of the holders of the Class A Shares and Class B Shares. There are no pre-emptive, redemption, purchase or conversion rights attaching to the Common Shares.
Class A Shares
The Class A Shares of each series rank on parity with the Class A Shares of each other series with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of SLF Inc. The Class A Shares are entitled to preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares with respect to the payment of dividends and the return of capital. The special rights and restrictions attaching to the Class A Shares as a class may not be amended without such approval as may then be required by law, subject to a minimum requirement of approval by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of Class A Shares held for that purpose.

The following table provides information on SLF Inc.'s issued and outstanding Class A Shares (the “Class A Preferred Shares”). These Class A Preferred Shares are listed on the Toronto Stock Exchange (“TSX”), with the exception of Series 14.

Sun Life Financial Inc. | sunlife.com                   9

             Annual Information Form 2021

Series	Number of Shares Issued	TSX Ticker Symbol	Quarterly Dividend ($)	Redemption Date	Prospectus Date
Series 3	10,000,000	SLF.PR.C	0.278125	Any time	January 6, 2006
Series 4	12,000,000	SLF.PR.D	0.278125	Any time	October 2, 2006
Series 5	10,000,000	SLF.PR.E	0.28125	Any time	January 25, 2007
Series 8R	6,217,331	SLF.PR.G	0.114063	June 30, 2025	May 13, 2010
Series 9QR	4,982,669	SLF.PR.J	Floating	June 30, 2025	May 13, 2010
Series 10R	6,838,672	SLF.PR.H	0.185438	September 30, 2026	August 5, 2011
Series 11QR	1,161,328	SLF.PR.K	Floating	September 30, 2026	August 5, 2011
Series 14	1,000,000	n.a.	n.a.	June 30, 2026	June 24, 2021

With the exception of Series 14, the shares in each series of Class A Preferred Shares were issued for $25 per share and holders are entitled to receive the non-cumulative quarterly dividends outlined in the preceding table. Subject to regulatory approval, SLF Inc. may redeem: (i) the Series 3, 4 or 5 shares at any time; (ii) the Series 8R, 9QR, 10R and 11QR on the redemption date noted above and every five years thereafter for $25 per share; and (iii) the Series 9QR and 11QR at any other time for $25.50 per share, in each case in whole or in part. The Series 14 shares were issued as part of the offering of 3.60% Limited Recourse Capital Notes Series 2021-1 (the "Series 2021-1 Notes"), for $1,000 per share and are held by a consolidated trust (the "Limited Recourse Trust") as trust assets in connection with the Series 2021-1 Notes. In case of non-payment of interest on or principal of the Series 2021-1 Notes when due, the recourse of each noteholder will be limited to that holder's proportionate share of the Limited Recourse Trust's assets, which will consist of the Series 14 shares (except in limited circumstances). At this time the limited recourse trustee, as trustee of the Limited Recourse Trust, has waived its right to receive any and all dividends on the Series 14 shares. Accordingly, no dividends are expected to be declared or paid on the Series 14 shares while the Series 14 shares are held by the Limited Recourse Trust. Additional information concerning these shares is contained in the Investor Relations section of www.sunlife.com and in the prospectus and prospectus supplement under which the shares were issued, which may be accessed at www.sedar.com.
Class B Shares
The Class B Shares of each series rank on a parity with the Class B Shares of each other series with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of SLF Inc. The Class B Shares are entitled to preference over the Common Shares and any other shares ranking junior to the Class B Shares with respect to the payment of dividends and the return of capital, but are subordinate to the Class A Shares and any other shares ranking senior to the Class B Shares with respect to the payment of dividends and return of capital. The special rights and restrictions attaching to the Class B Shares as a class may not be amended without such approval as may then be required by law, subject to a minimum requirement of approval by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of Class B Shares held for that purpose. No Class B Shares have been issued.

Constraints on Shares
The Insurance Act contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of SLF Inc. and Sun Life Assurance. Information on those restrictions can be found in this AIF under the heading Regulatory Matters - Canada - Restrictions on Ownership.

Sun Life Financial Inc. | sunlife.com                   10

             Annual Information Form 2021
Market for Securities
The following tables set out the price range and trading volumes of SLF Inc.'s Common Shares and Class A Preferred Shares on the TSX during 2021:

Common Shares
	Price ($)			Trading volume
	High	Low	Close	(thousands)
January	62.07	55.92	59.10	28,171
February	63.95	59.24	61.24	56,726
March	65.37	61.58	63.51	56,747
April	67.14	63.06	66.31	24,142
May	67.26	63.57	64.68	64,445
June	66.04	62.04	63.92	43,081
July	64.98	62.00	64.98	20,034
August	67.01	64.34	64.96	65,164
September	66.42	62.72	65.20	34,336
October	71.47	64.51	70.53	23,874
November	71.73	67.28	67.83	70,976
December	70.96	67.51	70.41	25,707

Class A Preferred Shares
Series 1					Series 2
	Price ($)			Trading volume	Price ($)			Trading volume
	High	Low	Close	(thousands)	High	Low	Close	(thousands)
January	24.95	24.59	24.78	217	25.09	24.61	24.93	315
February	25.41	24.72	24.87	136	25.55	24.75	24.85	383
March	25.12	24.75	24.97	936	25.15	24.76	25.15	293
April	25.28	24.77	25.28	196	25.45	24.90	25.45	108
May	25.87	25.05	25.87	182	25.60	25.10	25.60	89
June	25.56	25.01	25.15	382	25.60	25.15	25.19	276
July	25.40	25.11	25.33	187	25.36	25.10	25.28	193
August	25.37	24.97	24.98	1,036	25.39	24.97	24.97	292
September	25.00	24.97	24.99	171	25.02	24.97	25.01	438
October	—	—	—	—	—	—	—	—
November	—	—	—	—	—	—	—	—
December	—	—	—	—	—	—	—	—

Series 3					Series 4
	Price ($)			Trading volume	Price ($)			Trading volume
	High	Low	Close	(thousands)	High	Low	Close	(thousands)
January	24.39	23.92	24.08	151	24.45	23.88	24.06	124
February	24.96	23.94	23.95	144	24.95	24.02	24.15	181
March	24.73	23.85	24.72	238	25.04	23.94	24.90	237
April	24.59	24.01	24.58	143	24.94	24.03	24.62	303
May	24.95	24.50	24.95	227	25.05	24.59	25.04	165
June	25.10	24.80	25.09	142	25.23	24.71	25.23	135
July	25.25	24.91	25.08	175	25.36	24.85	25.14	185
August	25.40	25.00	25.15	129	25.36	25.01	25.15	933
September	25.50	25.15	25.41	161	25.60	25.15	25.45	211
October	25.51	24.41	24.57	203	25.43	24.50	24.72	81
November	25.07	24.19	24.45	57	25.90	24.55	24.72	289
December	25.00	24.49	25.00	106	25.16	24.56	25.16	79

Sun Life Financial Inc. | sunlife.com                   11

             Annual Information Form 2021

Series 5					Series 8R
	Price ($)			Trading volume	Price ($)			Trading volume
	High	Low	Close	(thousands)	High	Low	Close	(thousands)
January	24.33	23.99	24.08	97	13.00	11.75	12.84	137
February	25.11	24.03	24.22	219	15.39	12.55	14.80	474
March	24.96	24.19	24.94	311	15.73	14.51	15.00	155
April	24.75	24.14	24.65	524	15.88	14.80	15.49	272
May	25.07	24.58	24.90	114	15.60	14.96	15.22	154
June	25.19	24.71	25.13	121	16.14	15.19	15.98	403
July	25.25	24.86	25.16	69	16.49	15.32	16.21	113
August	25.39	25.01	25.18	250	17.59	16.00	17.04	199
September	25.75	25.18	25.53	345	17.44	16.45	17.31	162
October	25.53	24.62	24.73	119	19.07	17.40	18.07	404
November	25.16	24.61	24.65	154	18.77	17.95	17.99	148
December	25.32	24.52	25.27	72	18.39	16.85	18.39	27

Series 9QR					Series 10R
	Price ($)			Trading volume	Price ($)			Trading volume
	High	Low	Close	(thousands)	High	Low	Close	(thousands)
January	12.05	10.87	12.00	48	19.43	18.15	18.55	453
February	15.49	11.96	14.25	285	21.50	18.44	20.99	380
March	14.87	13.99	14.50	106	21.34	20.87	21.00	133
April	15.35	14.33	14.65	238	21.29	20.71	21.24	52
May	14.96	14.14	14.85	88	21.90	21.00	21.55	65
June	15.71	14.70	15.33	128	23.49	21.09	23.42	111
July	15.69	15.00	15.20	34	23.76	23.27	23.75	170
August	15.65	15.05	15.45	21	23.74	23.05	23.07	259
September	17.00	15.46	16.70	45	23.63	23.00	23.63	201
October	17.90	16.80	17.90	66	23.76	22.91	23.21	159
November	18.10	17.15	17.15	205	23.45	22.86	22.93	74
December	17.30	16.00	16.65	41	22.99	22.12	22.99	64

Series 11QR					Series 12R
	Price ($)			Trading volume	Price ($)			Trading volume
	High	Low	Close	(thousands)	High	Low	Close	(thousands)
January	18.46	17.25	18.00	44	22.06	20.90	21.45	82
February	21.45	18.10	20.61	28	24.74	21.32	24.25	389
March	21.00	20.35	20.60	41	24.40	23.45	24.40	439
April	20.99	20.55	20.70	11	24.75	23.90	24.75	185
May	21.25	20.74	20.90	17	25.07	24.37	24.93	242
June	23.08	21.17	23.08	26	25.40	24.58	25.12	880
July	23.60	23.08	23.49	13	25.29	25.00	25.29	213
August	23.46	23.00	23.01	50	25.44	25.05	25.10	297
September	23.34	22.36	23.00	5	25.21	25.00	25.17	261
October	23.50	22.70	23.00	7	25.23	24.99	25.22	112
November	23.25	22.83	22.83	7	25.25	24.90	25.04	176
December	22.83	21.80	21.80	3	25.00	24.97	24.99	1,295

Sales of Unlisted Securities
SLF Inc. has issued the following unlisted securities since January 1, 2021:

On June 30, 2021, SLF Inc. issued $1 billion principal amount of 3.60% Limited Recourse Capital Notes Series 2021-1 ("Series 2021-1 Notes"), maturing on June 30, 2081. The Series 2021-1 Notes bear interest at a fixed rate of 3.60% payable semi-annually, until June 30, 2026. On June 30, 2026 and every five years thereafter until June 30, 2076, the interest rate on the Series 2021-1 Notes will be reset at an interest rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.604%.

Sun Life Financial Inc. | sunlife.com                   12

             Annual Information Form 2021
On June 30, 2021, in connection with the Series 2021-1 Notes, SLF Inc. issued 1 million Class A Non-Cumulative Rate Reset Preferred Shares Series 14 for $1,000 per share to be held by Computershare Trust Company of Canada as trustee of a newly formed trust.

On November 18, 2021, SLF Inc. issued $500 million principal amount of Series 2021-1 Subordinated Unsecured 2.46% Fixed/Floating Debentures due 2031, $1 billion principal amount of Series 2021-2 Subordinated Unsecured 2.80% Fixed/Floating Debentures due 2033 and $500 million principal amount of Series 2021-3 Subordinated Unsecured 3.15% Fixed/Floating Debentures due 2036.

Dividends
The declaration, amount and payment of dividends by SLF Inc. is subject to the approval of its Board and is dependent on our results of operations, financial condition, cash requirements, regulatory and contractual restrictions and other factors considered by the Board.

The dividends declared by SLF Inc. in the three years ended December 31, 2021 are set out in the 2021 MD&A under the heading Capital and Liquidity Management - Shareholder Dividends, which is incorporated by reference in this AIF.

The Insurance Act prohibits the declaration or payment of dividends on shares of an insurance company if there are reasonable grounds for believing a company does not have, or the payment of the dividend would cause the company not to have, adequate capital or liquidity, or upon any direction made by the Superintendent. The Insurance Act also requires that an insurance company notify the Superintendent of the declaration of a dividend at least fifteen days before the dividend payment date. On March 13, 2020, OSFI set the expectation for all federally regulated financial institutions that dividend increases should be halted for the time being. On November 4, 2021, OSFI removed its expectations that federally regulated financial institutions halt dividend increases.

As a holding company, SLF Inc. depends primarily on the receipt of funds from its subsidiaries to pay shareholder dividends, interest payments and operating expenses. The source of these funds is primarily dividends and capital repayments that SLF Inc. receives from its subsidiaries. The inability of its subsidiaries to pay dividends or return capital in the future may materially impair SLF Inc.'s ability to pay dividends to shareholders or to meet its cash obligations. Additional information concerning legislation regulating the ability of SLF Inc.'s subsidiaries in Canada, the U.S., the UK and Asia to pay dividends or return capital can be found in this AIF under the heading Regulatory Matters.

SLF Inc. and Sun Life Assurance have each covenanted that, if a distribution is not paid when due on any outstanding Sun Life ExchangEable Capital Securities (“SLEECS”) issued by Sun Life Capital Trust, Sun Life Assurance will not pay dividends on its Public Preferred Shares, if any are outstanding. If Sun Life Assurance does not have any Public Preferred Shares, then SLF Inc. will not pay dividends on its preferred shares or Common Shares until the twelfth month following the failure to pay the required distribution in full, unless the required distribution is paid to the holders of the SLEECS. Public Preferred Shares means preferred shares issued by Sun Life Assurance which: (a) have been issued to the public (excluding any preferred shares held beneficially by affiliates of Sun Life Assurance); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200 million. Sun Life Assurance has not issued any shares that qualify as Public Preferred Shares as at the date of this AIF.

The terms of SLF Inc.'s outstanding Class A Preferred Shares provide that for so long as Sun Life Assurance is a subsidiary, no dividends on such preferred shares may be declared or paid if Sun Life Assurance’s minimum regulatory capital ratio falls below the applicable threshold.

Security Ratings
SLF Inc.'s Class A Preferred Shares, senior unsecured debentures, and subordinated unsecured debentures are rated by independent rating agencies. Security ratings assigned to securities by the rating agencies may be subject to revision or withdrawal at any time by the applicable rating agency and are not a recommendation to purchase, hold or sell these securities as such ratings do not comment as to market price or suitability for a particular investor. Security ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities.
Sun Life Financial Inc. | sunlife.com                   13

             Annual Information Form 2021
The table below provides the security ratings for SLF Inc.'s securities as at February 9, 2022. All rating agencies currently have stable outlooks on SLF Inc. issuer credit ratings:

Security Ratings
	A.M. Best(1)		DBRS(2)		Fitch(3)		Moody's(4)		S&P(5)
	Rating	Rank	Rating	Rank	Rating	Rank	Rating	Rank	Rating	Rank
Subordinated Unsecured Debentures:
Series 2007-1, 2016-2, 2017-1, 2019-1, 2020-1, 2020-2, 2021-1, 2021-2 and 2021-3	a-	7 of 21	A	6 of 26	A-	7 of 21	NR(6)	-	A	6 of 22
Limited Recourse Capital Notes ("LRCNs"):
Series 2021-1	NR(6)	-	A (low)	7 of 26	BBB	9 of 21	NR(6)	-	A-	7 of 22
Class A Preferred Shares: Series 3 - 5, 8R, 9QR, 10R~~,~~ and 11QR	bbb+	8 of 21	Pfd-2 (high)	4 of 16	BBB	9 of 21	NR(6)	-	P-1(low) /A-(7)	3 of 18/ 5 of 20[7]
(1)     A.M. Best Company, Inc.
(2)     DBRS Limited, part of DBRS Morningstar group, a wholly-owned subsidiary of Morningstar, Inc.
(3)     Fitch Ratings, Inc., part of Fitch Group, is majority owned by Hearst. We do not participate in Fitch’s ratings process, or provide additional information to Fitch Ratings, beyond our available public disclosures.
(4)     Moody's Investors Service, a subsidiary of Moody's Corporation (NYSE: MCO)~~.~~
(5)     S&P Global (NYSE: SPGI).
(6)     Not Rated.
(7)     The Canadian scale rating/global scale rating for preferred shares.

SLF Inc. has made payments in the ordinary course to DBRS and Standard and Poor's ("S&P") in connection with the assignment of ratings on the securities of SLF Inc. In addition, SLF Inc. has made customary payments to A.M. Best, DBRS, Moody’s and Standard and Poor's ("S&P") in respect of certain other services provided to SLF Inc. by the applicable rating agencies during the last two years.

The descriptions of the ratings below are sourced from public information as disclosed by each rating agency.
A.M. Best
A.M. Best’s issue credit rating (“IR”) provides an opinion of credit quality assigned to issues that gauges the ability to meet the terms of the obligations and can be issued on a long- or short-term basis. An IR assigned to a specific issue is A.M. Best’s opinion of the issuer’s ability to meet the ongoing financial obligations to security holders when due. As such, an IR is an opinion regarding the relative future credit risk. Credit risk is the risk that a debt issuer may not meet its contractual financial obligations as they come due. The rating does not address any other risk, including, but not limited to, liquidity risk, market value risk or price volatility of rated obligations.

A.M. Best assigns long-term IR in a range from “aaa” to “c”. Ratings from “aa” to “ccc” may be enhanced with a “+” (plus) or “-” (minus) to indicate whether credit quality is near the top or bottom of a category. The absence of either a plus or minus designation indicates the rating is in the middle of the category.

SLF Inc.’s Subordinated Unsecured Debentures have been assigned “a-“ ratings. An “a” rating denotes an issuer’s excellent ability to meet the terms of the obligation.

SLF Inc.’s Class A Preferred Shares have been assigned “bbb+” ratings. A “bbb” rating denotes an issuer’s good ability to meet the terms of the obligation, however, the issue is more susceptible to changes in economic and other conditions.
DBRS
The DBRS long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Ratings are based on quantitative and qualitative considerations relevant to the issuer, and the relative ranking of claims. DBRS assigns long-term ratings in a range from AAA to D, and “(high)” and “(low)” designations indicate standing within the major rating categories. The absence of either a "(high)" or "(low)" designation indicates the rating is in the middle of the category. There are no "(high)" or "(low)" designations for AAA and D ratings.

Sun Life Financial Inc. | sunlife.com                   14

             Annual Information Form 2021
SLF Inc.’s Subordinated Unsecured Debentures and LRCNs have been assigned A and A (low) ratings, respectively. A ratings, reflecting a good credit quality, are assigned to issues when the capacity for the payment of financial obligations is substantial, but of lesser credit quality than AA, and the issue may be vulnerable to future events, but qualifying negative factors are considered manageable.

DBRS assigns ratings for preferred shares in a range from Pfd-1 to D. Reference to “high” and “low” designations indicate standing within the major rating categories. The absence of either a "(high)" or "(low)" designation indicates the rating is in the middle of the category. There are no "(high)" or "(low)" designations for D ratings. The DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. SLF Inc.’s Class A Preferred Shares have been assigned a Pfd-2 (high) rating, the second highest among rating categories used by DBRS. Preferred shares rated Pfd-2 are generally of good credit quality. Protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies.
Fitch
Fitch’s ratings of individual securities or financial obligations of a corporate issuer address relative vulnerability to default on an ordinal scale.

Fitch assigns long-term ratings for debt and preferred shares in a range from AAA to C. The modifiers + or - may be appended to a rating to denote relative status within major rating categories. The absence of either a plus or minus designation indicates the rating is in the middle of the category. Such modifiers are not added to the AAA rating or to ratings below CCC.

SLF Inc.’s Subordinated Unsecured Debentures have been assigned A- ratings. An A rating denotes expectations of low credit risk and the capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings. SLF Inc.’s LRCNs and Class A Preferred Shares have been assigned a BBB rating. A BBB rating indicates that expectations of credit risk are currently low and the capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.
Moody's
Moody's long-term obligation ratings are forward-looking opinions of the relative credit risk of financial obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honoured as promised. Such ratings reflect both the likelihood of default and any financial loss suffered in the event of default.

Moody’s assigns long-term obligation ratings in a range from Aaa to C. Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a “(hyb)” indicator is appended to all ratings of hybrid securities.

SLF Inc.’s securities are currently not rated by Moody's.
Standard & Poor's
An S&P issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation. The opinion reflects S&P's view of the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

S&P’s long-term credit ratings for securities are based, in varying degrees, on S&P's analysis of the following considerations:
•Likelihood of payment - capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;
•Nature of and provisions of the obligation and the promise imputed by S&P; and
•The protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

These ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy.

S&P assigns long-term ratings in a range from AAA to D. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. The absence of either a plus or minus designation indicates the rating is in the middle of the category.

Sun Life Financial Inc. | sunlife.com                   15

             Annual Information Form 2021
SLF Inc.’s Subordinated Unsecured Debentures and LRCNs have been assigned A and A- ratings, respectively. An A rating category indicates that the obligor’s capacity to meet its financial commitment on the obligation is strong.
S&P has Canadian and global rating scales for preferred shares. S&P assigns ratings for Canadian preferred shares in a range from P-1 to D on the Canadian scale and from AA to D on the global rating scale. S&P uses “high” and “low” designations to indicate standing within the major rating categories on the Canadian rating scale and plus or minus designations to indicate the relative standing of securities within a particular rating category on the global rating scale. The absence of either a “high” and “low” or a plus or minus designation indicates the rating is in the middle of the category. There are no plus and minus or “high” and “low” designations for CC, C and D ratings, and no plus designation for an AA rating category.

S&P’s preferred share rating on the Canadian scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of Standard & Poor's. S&P presents an issuer's preferred share ratings on both the global rating scale and on the Canadian national scale when listing the ratings for a particular issuer.

SLF Inc.’s Class A Preferred Shares have been assigned a P-1 (low) rating on the Canadian scale, which corresponds to an A- rating on the global scale. An A rating category indicates that the obligor’s capacity to meet its financial commitment on the obligation is strong.

Transfer Agents and Registrars
Common Shares
TSX Trust Company is the principal transfer agent and the registrar for SLF Inc.'s Common Shares. The central securities register is maintained in Toronto, Ontario, Canada. The transfer agent and co-transfer agents for SLF Inc.’s Common Shares are as follows (opposite their applicable jurisdictions):

Transfer Agent
Canada	TSX Trust Company 1 Toronto Street, Suite 1200 Toronto, Ontario Canada M5C 2V6
Co-Transfer Agents
United States	American Stock Transfer & Trust Company, LLC 6201 15th Avenue Brooklyn, NY 11219 United States
United Kingdom	Link Asset Services 10th Floor, Central Square 29 Wellington Street Leeds LS1 4DL United Kingdom
Philippines	Rizal Commercial Banking Corporation RCBC Stock Transfer Processing Section Ground Floor, West Wing GPL (Grepalife) Building 221 Senator Gil Puyat Avenue Makati City, Philippines
Hong Kong	Computershare Hong Kong Investor Services Limited 17M Floor, Hopewell Centre 183 Queen's Road East Wanchai, Hong Kong

Preferred Shares and Debentures
TSX Trust Company is the transfer agent and the registrar for SLF Inc.'s Class A Preferred Shares, and BNY Trust Company of Canada is the trustee and the registrar for SLF Inc.'s senior unsecured debentures, and its subordinated unsecured debentures, Series 2007-1, 2016-2, 2017-1, 2019-1, 2020-1, 2020-2, 2021-1, 2021-2 and 2021-3. Computershare Trust Company of Canada is the trustee and registrar for SLF Inc.'s LRCNs. The registers for those securities are maintained in Toronto, Ontario, Canada.

Sun Life Financial Inc. | sunlife.com                   16

             Annual Information Form 2021
Directors and Executive Officers
Board of Directors
As of the date of this AIF, the Board of SLF Inc. had four standing committees: Audit Committee, Governance, Investment & Conduct Review Committee, Management Resources Committee and Risk Committee.

The following table sets out the directors of SLF Inc. as of the date of this AIF and, for each director, the province or state and country of his or her residence, principal occupation, years as a director, and membership on Board committees. The term of each director expires at the close of business of the Annual Meeting in 2022. Each director of SLF Inc. is an independent director as defined in the Company's Director Independence Policy, except Mr. Strain, the President & Chief Executive Officer of SLF Inc.

Name and Province/State and Country of Residence	Principal Occupation	Director Since	Board Committee Membership
William D. Anderson Ontario, Canada	Chair of the Board, SLF Inc. and Sun Life Assurance	2010	None
Deepak Chopra Ontario, Canada	Corporate Director	2021	Audit Governance, Investment & Conduct Review
Stephanie L. Coyles Ontario, Canada	Corporate Director	2017	Governance, Investment & Conduct Review Management Resources
Martin J. G. Glynn British Columbia, Canada	Corporate Director	2010	Management Resources Risk
Ashok K. Gupta London, England	Corporate Director	2018	Management Resources Risk
M. Marianne Harris Ontario, Canada	Corporate Director	2013	Governance, Investment & Conduct Review Management Resources
Helen M. Mallovy Hicks Ontario, Canada	Corporate Director	2021	Audit Risk
David H. Y. Ho Chongqing, China	Chairman and Founder, Kiina Investment Limited	2021	Governance, Investment & Conduct Review Management Resources
Marie-Lucie Morin Ontario, Canada	Corporate Director	2021	Management Resources Risk
Scott F. Powers Massachusetts, U.S.A.	Corporate Director	2015	Audit Governance, Investment & Conduct Review
Kevin D. Strain Ontario, Canada	President & Chief Executive Officer, SLF Inc. and Sun Life Assurance	2021	None
Barbara G. Stymiest Ontario, Canada	Corporate Director	2012	Audit Risk

Each director of SLF Inc. has been engaged for more than five years in his or her present principal occupation or in other capacities with the company or organization (or predecessor thereof) in which he or she currently holds his or her principal occupation, except:
(i)Mr. Chopra, who from 2011 to 2018 was President and Chief Executive Officer, Canada Post Corporation;
(ii)Ms. Mallovy Hicks, who from 1999 to June 2021 held various executive positions at PricewaterhouseCoopers LLP, including most recently as Global Valuation Business Line Leader; and
(iii)Mr. Ho, who from 2010 to 2018 was a senior advisor, Permira Advisors LLC, and from 2017 to 2019 was Chairman and founding partner, CRU Capital.

Audit Committee
The responsibilities and duties of the Audit Committee are set out in its charter, a copy of which is attached as Appendix A. The Board has determined that each member of its Audit Committee is independent as defined in the Company's Director Independence Policy and is financially literate. In the Board's judgment, a member of the Committee is financially literate if, after seeking and receiving any explanations or information from senior financial management of the Company or the auditors of the Company that the member requires, the member is able to read and understand the consolidated financial statements of the Company to the extent sufficient to be able to intelligently ask, and to evaluate the answers to, probing questions about the material aspects of those financial statements.

Sun Life Financial Inc. | sunlife.com                   17

             Annual Information Form 2021
The members of the Audit Committee as of the date of this AIF and their qualifications and education are set out below:

Barbara G. Stymiest (Chair), is a corporate director and a Chartered Professional Accountant. She was a member of the Group Executive at Royal Bank of Canada, an international banking and financial services organization, from 2004 to 2011; Royal Bank’s Group Head, Strategy, Treasury and Corporate Services from 2010 to 2011; and Chief Operating Officer from 2004 to 2009. Prior to that Ms. Stymiest held senior positions in the financial services sector including Chief Executive Officer, TSX Group Inc., Executive Vice-President and Chief Financial Officer, BMO Nesbitt Burns, and Partner, Financial Services Group, Ernst & Young LLP. She joined the Board, and the Risk Committee (formerly the Risk Review Committee) of SLF Inc. and Sun Life Assurance in May 2012. Ms. Stymiest was a member of the Management Resources Committee from her appointment until May 2015. She became a member of the Audit Committee (formerly the Audit & Conduct Review Committee) and Chair of the Risk Committee (formerly the Risk Review Committee) in May 2015. Ms. Stymiest ceased to be Chair of the Risk Committee and became Chair of the Audit Committee in May 2021. She is a Fellow of the Chartered Professional Accountants of Ontario and received an Award of Outstanding Merit from that organization in 2011. Ms. Stymiest is a director and Chair of the audit committee of George Weston Limited. She is a director of BlackBerry Limited and was Chair of its audit and risk management committee from 2007 to September 2021. She also serves as a director of President’s Choice Bank, a director of the Canadian Institute for Advanced Research, the Vice Chair of University Health Network, the Vice-Chair of AGE-WELL NCE Inc. and Chair of its finance & audit committee. Ms. Stymiest holds an Honours Business Administration degree. Ms. Stymiest was named to the National Association of Corporate Directors ("NACD") Directorship 100 in 2018 and became a member of the Order of Canada in 2021.

Deepak Chopra is a corporate director and most recently served as the President and Chief Executive Officer of Canada Post Corporation from 2011 to 2018. He has more than 30 years of global experience in the financial services, technology, logistics and supply-chain industries. Prior to joining Canada Post, he held various senior positions during his 23-year career with Pitney Bowes Inc., a NYSE-traded technology company known for postage meters, mail automation and location intelligence services, including President & Chief Executive Officer, Canada & Latin America, President, Asia Pacific & Middle East and Vice-President & Chief Financial Officer, Europe, Africa & Middle East. Mr. Chopra joined the Board of Directors, the Audit Committee and the Governance, Investment & Conduct Review Committee of Sun Life Financial Inc. and Sun Life Assurance Company of Canada in May 2021. He is currently a director and a member of the audit committee of Celestica Inc., a director and a member of the audit committee of The Descartes Systems Group Inc. and a director of The North West Company Inc. Mr. Chopra has previously served on the boards of Canada Post Corporation, Purolator Inc., SCI Group, the Canada Post Community Foundation, the Toronto Region Board of Trade and the Conference Board of Canada. He is a Fellow of the Institute of Chartered Professional Accountants of Canada and holds a Bachelor’s degree in Commerce (Honours) and a Post Graduate Diploma in Business Management ("PGDBM").

Helen M. Mallovy Hicks is a corporate director. Prior to her retirement in June 2021, she was a partner of PricewaterhouseCoopers LLP (PwC) with over 30 years of global business management and advisory experience. She most recently served as PwC’s Global Valuation Business Line Leader from 2016 to 2021 and prior to that held various executive positions, including, Canada GTA Deals Leader, Canada Valuation Leader and Deals Valuation Partner. She has advised boards and executives on complex transactions, value creation, capital allocation, business transformation and restructuring matters. Ms. Mallovy Hicks joined the Board of Directors, the Audit Committee and the Risk Committee of Sun Life Financial Inc. and Sun Life Assurance Company of Canada in October 2021. She is currently a director and member of the audit committee of Northland Power Inc., a director and Chair of the audit & risk committee of The Princess Margaret Cancer Foundation, a director and Chair of the finance audit & risk committee of Canadian Partnership Against Cancer, and a trustee of Toronto Symphony Foundation. Ms. Mallovy Hicks has previously served on the Canadian Partnership Board of PwC and the board of the Toronto Symphony Orchestra. She is a Fellow of the Canadian Institute of Chartered Business Valuators ("FCBV") and a Fellow of the Chartered Professional Accountants of Ontario (FCA/FCPA) and holds a Bachelor of Commerce degree.

Scott F. Powers is a corporate director. He was President and Chief Executive Officer of State Street Global Advisors until his retirement in 2015. Before joining State Street in 2008, Mr. Powers was President and Chief Executive Officer of Old Mutual Asset Management Plc, the U.S.-based global asset management business of Old Mutual plc. Prior to 2008, he held senior executive positions at Mellon Institutional Asset Management, BNY Mellon’s investment management business, and at The Boston Company Asset Management, LLC. Mr. Powers joined the Board, the Governance, Investment & Conduct Review Committee (formerly the Governance, Nomination & Investment Committee) and the Management Resources Committee of SLF Inc. and Sun Life Assurance in October 2015, and became the Chair of the Governance, Investment & Conduct Review Committee (formerly the Governance, Nomination & Investment Committee) in May 2017. He ceased to be a member of the Management Resources Committee and became a member of the Audit Committee in September 2020. Mr. Powers currently serves on the board of PulteGroup, Inc. He is also a director of Automatic Data Processing, Inc. and was previously a member of its audit committee from 2018 to 2020. Mr. Powers has served as a member of the Systemic Risk Council and the Advisory Board of the U.S. Institute of Institutional Investors. On December 9, 2021, Mr. Powers was appointed to succeed Mr. Anderson as Chair of the Board following the annual meeting of common shareholders on May 11, 2022, subject to being re-elected by the common shareholders at that meeting.

Sun Life Financial Inc. | sunlife.com                   18

             Annual Information Form 2021
SLF Inc.'s Board has determined that Helen M. Mallovy Hicks and Barbara G. Stymiest are the Audit Committee Financial Experts as defined by the SEC. The SEC has indicated that the designation of a person as an Audit Committee Financial Expert does not make that person an “expert” for any purpose, or impose any duties, obligations or liabilities on that person that are greater than those imposed on members of the audit committee and the Board who do not carry this designation or affect the duties, obligations or liabilities of any other member of the Audit Committee or the Board. Each of Ms. Mallovy Hicks and Ms. Stymiest is “independent” within the meaning of the listing standards of the New York Stock Exchange and Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended.

Executive Officers
The following table sets out the executive officers of SLF Inc. as of the date of this AIF:

Name	Province/State and Country of Residence	Position
Kevin D. Strain	Ontario, Canada	President & Chief Executive Officer
Manjit Singh	Ontario, Canada	Executive Vice-President & Chief Financial Officer
Linda M. Dougherty	Ontario, Canada	Executive Vice-President, Corporate Strategy and Global Marketing
Daniel R. Fishbein	Maine, USA	President, Sun Life U.S.
Colm J. Freyne	Ontario, Canada	Executive Vice-President & Chief Risk Officer
Jacques Goulet	Ontario, Canada	President, Sun Life Canada
Ingrid G. Johnson	Hong Kong, China	President, Sun Life Asia
Melissa J. Kennedy	Ontario, Canada	Executive Vice-President, Chief Legal Officer & Public Affairs
Laura A. Money	Ontario, Canada	Executive Vice-President & Chief Information Officer
Helena J. Pagano	Ontario, Canada	Executive Vice-President, Chief Human Resources & Communications Officer
Stephen C. Peacher	Massachusetts, USA	President, SLC Management

Each executive officer of SLF Inc. has held his or her current position or other senior positions with the Company during the past five years with the following exceptions:
(i)Prior to December 2017, Mr. Goulet was President, Health and Wealth, Mercer (U.S.) Inc.;
(ii)Prior to June 2018, Ms. Johnson was Group Finance Director, Old Mutual plc;
(iii)Ms. Money held the following positions with Canadian Imperial Bank of Commerce: Senior Vice-President and Chief Information Officer Corporate Centre Technology, from November 2018 to May 2020 and Senior Vice President, Enterprise Programs & Deliver Excellence, from April 2016 to October 2018; and
(iv)Mr. Singh held the following positions with The Toronto-Dominion Bank: Executive Vice President, Finance, Enterprise Finance, TD Bank Group, from August 2019 to March 2021 and Executive Vice President, TD Bank Group and Chief Financial Officer, TD Bank, from June 2015 to August 2019.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions
To the best of SLF Inc.’s knowledge, as at the date of this AIF, except as set out below, no director or executive officer of SLF Inc.:
(i)is or has been, in the last ten years, a director, chief executive officer or chief financial officer of a company (including SLF Inc.) that, while that person was acting in that capacity,
(a) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or
(b) was subject to an event that resulted, after that person ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of a cease trade or similar order or an order that denied the company access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days.
(ii)     is or has been, in the last ten years, a director or executive officer of a company (including SLF Inc.) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets,
Sun Life Financial Inc. | sunlife.com                   19

             Annual Information Form 2021
(iii)     has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer; and
(iv)     has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Ms. Coyles was a director of Postmedia Network Canada Corp. while it completed a restructuring following an arrangement plan under the Canada Business Corporation Act in October 2016. Ms. Coyles is no longer a director of Postmedia Network Canada Corp.

Shareholdings of Directors and Executive Officers
To the knowledge of SLF Inc., as at December 31, 2021, SLF Inc.'s directors and executive officers, as a group, owned, directly or indirectly, or had voting control or direction over 128,597 Common Shares of SLF Inc., or less than 1% of the total Common Shares outstanding.

Code of Conduct
We have built a strong corporate culture founded on ethical behaviour, high business standards, integrity and respect. The Board establishes the “tone from the top” and makes every effort to ensure that Senior Management consists of people of integrity who create and sustain a culture of integrity throughout the organization. Questions about integrity are included in our Board's, committee and peer effectiveness surveys.

The Board has established our Code of Conduct (the "Code") that applies to every Director, Officer and employee, with no exception. Each Director, Officer and employee receives annual training and is required to complete a declaration of compliance with the Code. Our Code promotes speaking up and outlines our commitment against retaliation.

Our Code also requires employees and Board members to report all known and suspected breaches. Our Ethics Hotline empowers our employees to play an active role in protecting the organization. They may use the Ethics Hotline to report allegations of misconduct anonymously or if they feel their concerns have not been resolved using other reporting methods.

Communications that accompanied the Code in 2021 continued to reinforce our expectations of behaviours in the workplace; emphasizing the importance of speaking up, fostering a workplace that is free of harassment of any kind and promoting diversity, equity and inclusion.

The Governance, Investment & Conduct Review Committee of the Board is responsible for reviewing the effectiveness of the Code, monitoring compliance with the Code and reporting the results of its review to the Board annually. On a quarterly basis, the Chief Compliance Officer reports on breaches of the Code and reviews our controls and compliance with the Governance, Investment & Conduct Review Committee. No waivers of the Code for Directors or Executive Officers have been granted.

The most recent copy of the Code is available on our website (www.sunlife.com). It has been filed with securities regulators in Canada and with the SEC and may be accessed at www.sedar.com and www.sec.gov, respectively.

Principal Accountant Fees and Services
The following table shows the fees related to services provided by the Company's external auditors, Deloitte LLP, for the past two years:

For the years ended December 31 ($ millions)	2021	2020(1)
Audit Services	19.3	19.6
Audit-Related Services	1.2	1.7
Tax Services	0.2	0.3
Other Services	0.2	1.5

(1) Adjustments to 2020 fee of $0.8 for Audit Services and ($0.2) for Tax Services.
Audit fees relate to professional services rendered by the auditors for the audit of our Annual Consolidated Financial Statements, the statements for our segregated funds and services related to statutory and regulatory filings. Audit fees of $13.0 million (2020: $12.7 million) relates to the audit of the Consolidated Financial Statements of SLF and its subsidiaries to support the audit opinions expressed in the Independent Auditor's Report; the remaining Audit Services fees of $6.2 million (2020: $6.9 million) relates to audit of the statements of segregated funds and statutory and regulatory filings.

Sun Life Financial Inc. | sunlife.com                   20

             Annual Information Form 2021
Audit-related fees include assurance services not directly related to performing the audit of the Annual Consolidated Financial Statements of the Company. These include internal control reviews, specified procedure audits and employee benefit plan audits.

Tax fees relate to tax compliance, tax advice and tax planning.

All other fees relate to products and services other than audit, audit-related and tax as described above.

Pre-Approval Policies and Procedures
The Audit Committee of SLF Inc. and Sun Life Assurance have adopted a policy restricting the use of the external auditor (the “Policy”). The objective of the Policy is to ensure that the independence of the external auditor is not compromised by certain engagements. The Policy is based on the following principles, which specify that the external auditor cannot:
•function in the role of management of the Company;
•audit its own firm’s work; or
•serve in an advocacy role for the Company.

The Policy requires that any services to be provided by the external auditor be pre-approved by the Audit Committees of SLF Inc. and/or Sun Life Assurance, as applicable, and the audit committee of any affected subsidiary that is itself directly subject to the Sarbanes-Oxley Act of 2002. If a service has not been pre-approved by the Audit Committee, specific approval must be obtained from the committee before an engagement letter can be issued and the related work commenced. The committee has, subject to reporting requirements, pre-approved certain audit, audit-related and other permissible non-audit services that are consistent with maintaining the independence of the external auditor. These pre-approved services are reviewed annually by the committee. The Policy prohibits engaging the external auditor to provide certain services, including:
•bookkeeping or other services related to accounting records or financial statements;
•financial information systems design or implementation services;
•appraisal or valuation services, fairness opinions or contribution in kind reports;
•actuarial services;
•internal audit outsourcing services;
•management functions or human resources services;
•broker or dealer, investment adviser, underwriting, securities or investment banking services;
•legal services and expert services unrelated to an audit;
•any service for which no fee is payable unless a specific result is obtained;
•any non-audit tax services that recommend the Company engage in confidential transactions or aggressive tax position transactions, as defined by the U.S. Public Company Accountability Oversight Board; and
•any other service that governing regulators or professional bodies determine to be impermissible.

Fees paid to SLF Inc.'s external auditors have been approved by the Audit Committee of the Board of SLF Inc. or otherwise in accordance with the Policy. None of the services provided by the Company's external auditors described above were approved pursuant to a waiver of pre-approval provisions under SEC rules (paragraph (c)(7)(i)(C) of Rule 2 - 01 of Regulation S-X).

Interests of Experts
Deloitte LLP is the auditor of SLF Inc. and is independent of SLF Inc. within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission ("SEC") and the Public Company Accounting Oversight Board (United States)("PCAOB").

Kevin Morrissey, the Appointed Actuary of SLF Inc., has provided an opinion on the value of policy liabilities and reinsurance recoverables for SLF Inc.'s statements of financial position as at December 31, 2021 and 2020 and the change in the consolidated statement of operations for the years ended December 31, 2021 and 2020. Mr. Morrissey owned beneficially, directly or indirectly, less than 1% of all outstanding securities or other property of SLF Inc. or its affiliates when he prepared that opinion, and after that opinion was prepared, and he does not expect to receive any such securities or other property in excess of that amount in the future.

Regulatory Matters
Sun Life is subject to regulation and supervision by government authorities in the jurisdictions in which it does business.

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic. In the early days of the pandemic, various regulators introduced new measures or adjustments to respond to the evolving situation with the COVID-19 pandemic. Information on the impact of COVID-19 and certain other regulatory developments affecting Sun Life are described in our 2021 MD&A under the heading "COVID-19" and is incorporated herein by reference.
Sun Life Financial Inc. | sunlife.com                   21

             Annual Information Form 2021
Canada
Regulation of Insurance Operations
SLF Inc. is incorporated under and governed by the Insurance Act. OSFI administers the Insurance Act and supervises the activities of SLF Inc. SLF Inc. has all the powers and restrictions applicable to life insurance companies governed by the Insurance Act, which permits insurance companies to offer, directly or through subsidiaries or networking arrangements, a broad range of financial services, including:
•Insurance and reinsurance;
•Investment counselling and portfolio management;
•Mutual funds and segregated funds;
•Trust services;
•Banking services;
•Real property brokerage and appraisal; and
•Merchant banking services.

The Insurance Act requires the filing of annual and other reports on the financial condition of insurance companies, provides for periodic examinations of insurance companies' affairs, imposes restrictions on transactions with related parties, and sets out requirements governing certain aspects of insurance companies' businesses.

OSFI supervises SLF Inc. on a consolidated basis to ensure that it has an overview of activities of SLF Inc. and its consolidated subsidiaries. This consolidated supervision includes the ability to review insurance and non-insurance operations of SLF Inc. and subsidiaries and supervisory power to bring about corrective action. OSFI has extensive powers to intervene in the affairs of regulated insurance companies, including the power to request information or documents, to conduct investigations, to require that appropriate actions are taken to address issues identified by OSFI and to levy fines. OSFI may intervene and assume control of an insurance company governed by the Insurance Act if OSFI deems that the amount of the company’s available capital is not sufficient.
Investment Powers
Under the Insurance Act, a life insurance company must maintain a prudent portfolio of investments, subject to certain overall limitations on the amount it may invest in certain classes of investments, such as commercial loans, real estate and stocks. Additional restrictions (and, in some cases, the need for regulatory approvals) limit the type of investments which SLF Inc. can make in excess of 10% of the voting rights or 25% of the equity of any entity.
Capital and Surplus Requirements
SLF Inc. and Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, are subject to OSFI’s Life Insurance Capital Adequacy Test ("LICAT") capital framework.

The LICAT Guideline uses a risk-based approach for measuring specific life insurer risks and for aggregating the results to calculate the amount of a life insurer’s regulatory required capital to support these risks. LICAT measures the capital adequacy of an insurer using a Total Ratio and a Core Ratio and is one of several indicators used by OSFI to assess an insurer’s financial condition. The Total Ratio is the Available Capital plus Surplus Allowance and Eligible Deposits divided by a Base Solvency Buffer as described below.

The principal elements included in determining Qualifying Regulatory Available Capital (“Available Capital”) under LICAT include common shares, contributed surplus, retained earnings, the participating account, accumulated currency translation account, unrealized gains and losses on available for sale equity and debt securities, qualifying preferred shares, innovative capital instruments and subordinated debt.

The calculation of the Total Ratio takes into consideration other aspects of the balance sheet that are available as loss absorbing capacity, including the Surplus Allowance and Eligible Deposits. The Surplus Allowance includes the provisions for adverse deviations for non-economic and risk-free interest rate assumptions. The Eligible Deposits consist of the excess deposits held for unregistered reinsurers and claims fluctuation reserves.

The Base Solvency Buffer includes five risk components: (1) credit risk, (2) market risk, (3) insurance risk, (4) segregated funds guarantee risk, and (5) operational risk. Credits are available for: (1) qualifying in-force participating and adjustable products, (2) other risk mitigation and risk transfer, and (3) risk diversification. The sum of the risk components, net of credits, are multiplied by 1.05 to arrive at the Base Solvency Buffer.

Sun Life Financial Inc. | sunlife.com                   22

             Annual Information Form 2021
The LICAT Guideline sets a Supervisory Target Total Ratio of 100% and a minimum Total Ratio of 90%. The supervisory target provides a cushion above the minimum requirements, provides a margin for other risks, and facilitates OSFI’s early intervention process. The supervisory target is not applicable to regulated insurance holding companies and non-operating insurance companies. The Company has established capital targets in excess of the supervisory target set by OSFI.
Restrictions on Dividends and Capital Transactions
The Insurance Act prohibits the declaration or payment of dividends on shares of an insurance company if there are reasonable grounds for believing the company does not have, or the payment of the dividend would cause the company not to have, adequate capital or liquidity, or upon any direction made by the Superintendent. The Insurance Act also requires that an insurance company notify the Superintendent of the declaration of a dividend at least fifteen days before the dividend payment date.

The Insurance Act also prohibits the purchase for cancellation of shares issued by an insurance company or the redemption of redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company does not have, or the payment would cause the company not to have, adequate capital or liquidity, or upon any direction made by the Superintendent. Further, any redemption or purchase for cancellation of shares issued by an insurance company or similar capital transactions are prohibited without the prior approval of the Superintendent.

On March 13, 2020, OSFI set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being. On November 4, 2021, OSFI removed these restrictions.
Restrictions on Ownership
The Insurance Act contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of an insurance company. Pursuant to these restrictions:
•No person is permitted to acquire any shares of SLF Inc. if the acquisition would cause the person to have a “significant interest” in any class of shares of SLF Inc., without the prior approval of the Minister of Finance of Canada;
•SLF Inc. is not permitted to record any transfer or issue of shares of SLF Inc. if the transfer or issue would cause the person to have a significant interest in SLF Inc., unless prior approval is obtained from the Minister of Finance of Canada; and
•No person who has a significant interest in SLF Inc. may exercise any voting rights attached to the shares held by that person, unless prior approval of the Minister of Finance of Canada is obtained.

A person has a significant interest in a class of shares where the aggregate of any shares of that class beneficially owned by that person, any entity controlled by that person and any person acting jointly or in concert with that person exceeds 10% of all of the outstanding shares of that class of shares.

Under the Insurance Act, the Minister of Finance of Canada may approve only the acquisition of a significant interest of up to 30% of any class of non-voting shares and up to 20% of a class of voting shares, provided that the person acquiring those shares does not have direct or indirect influence over SLF Inc. that, if exercised, would result in that person having control in fact of SLF Inc. In addition, the Insurance Act prohibits life insurance companies, including SLF Inc., from recording a transfer or issuing shares of any class to Her Majesty in right of Canada or of a province, an agent of Her Majesty, a foreign government or an agent of a foreign government.

SLF Inc. is required to continue to control, but not wholly own, Sun Life Assurance. Any shares of Sun Life Assurance that are not owned by SLF Inc. are required to meet the widely-held criteria (no individual may own more than 10% of any class of shares without prior approval of the Minister of Finance of Canada). The 20% limit on voting share ownership and 30% limit on non-voting share ownership apply to the direct and indirect cumulative ownership of Sun Life Assurance, with the effect that no single investor will be able to use the holding company structure to exceed those ownership restrictions.
Appointed Actuary
In accordance with the Insurance Act, SLF Inc.'s Board has appointed a Fellow of the Canadian Institute of Actuaries as its “Appointed Actuary”. The Appointed Actuary must provide an opinion on:
•The value of the Company's consolidated policy liabilities as at the end of each fiscal period in accordance with accepted actuarial practice, including the selection of appropriate assumptions and methods;
•Whether the amount of policy liabilities makes appropriate provisions for all obligations to policyholders; and
•Whether the valuation of liabilities is fairly presented in the consolidated financial statements.

Regulations require that the Appointed Actuary meet with the Board or a delegated Committee of the Board at least once in each financial year to report, in accordance with accepted actuarial practice, on the Company's financial position and its expected future financial condition. The Appointed Actuary must report to the Chief Executive Officer and the Chief Financial Officer of SLF Inc. any matters that, in the Appointed Actuary's opinion, could have material adverse effects on the financial condition of SLF Inc.

Sun Life Financial Inc. | sunlife.com                   23

             Annual Information Form 2021
Prescribed Supervisory Information
The Supervisory Information (Insurance Companies) Regulations made under the Insurance Act prohibit regulated insurance companies, such as SLF Inc. and Sun Life Assurance, from disclosing, directly or indirectly, “prescribed supervisory information”, as defined in those Regulations. Prescribed supervisory information includes assessments, recommendations, ratings and reports concerning a company made by or at the request of the Superintendent, orders of the Superintendent with respect to capital and liquidity, certain regulatory actions taken with respect to a company, prudential agreements between a company and the Superintendent, and directions of the Superintendent that a company cease or refrain from committing, or remedy, unsafe or unsound practices in conducting its business.
Provincial/Territorial Insurance Regulation
In Canada, life insurance is also subject to provincial/territorial regulation and supervision in each province and territory in Canada. Provincial/territorial insurance regulation is primarily concerned with market conduct matters, the rights and obligations under insurance contracts, and the licensing and oversight of insurance intermediaries. In addition to those regulations, guidelines adopted by the Canadian Life and Health Insurance Association (“CLHIA”) govern several aspects of our business in Canada.

SLF Inc. is licensed as an insurance company in Canada under the Insurance Act and is the holding company for the Sun Life group of companies. SLF Inc. is not licensed to carry on life insurance business in any province or territory in Canada.

Sun Life Assurance and Sun Life Insurance (Canada) Limited are licensed to carry on life insurance and accident and sickness insurance business in each province and territory in Canada.
Regulation of Securities Operations
Several of SLF Inc.'s subsidiaries in Canada are registered with various Canadian Securities Administrators as dealers, advisors or managers under one or more of the following categories of registration: mutual fund dealer, investment fund manager, commodity trading manager, investment counsel/portfolio manager and exempt market dealer. These entities, their registered employees and their products and/or services are regulated in Canada under provincial and territorial securities laws which are administered and enforced by the various Canadian Securities Administrators, and certain entities are also subject to the rules of the applicable self-regulatory organization, such as the Mutual Fund Dealers Association of Canada for mutual fund dealers. These entities may be subject to examinations or proceedings by the various Canadian Securities Administrators and self-regulatory organizations. These examinations or proceedings could subject our registered subsidiaries to a range of regulatory sanctions, including censure, limitations on the registrant's activities, and termination of registration, and could subject these entities to a cessation of sales or the rescission of a sale of securities.
Client Protection for Financial Institution Failure
Sun Life Assurance’s Canadian policyholders are provided protection from an insolvency through Assuris, a not for profit organization that is funded by its member insurance companies. Every life insurance company authorized to sell insurance policies in Canada is required, by the federal, provincial and territorial regulators, to become a member of Assuris. Assuris provides separate protection for individual, group, registered and non-registered, life insurance policies and annuity policies.

The MFDA Investor Protection Corporation (“IPC”) provides Clients with protection, within defined limits, in the event of the insolvency of their mutual fund dealer. The IPC is funded by its member mutual fund dealers, including Sun Life Financial Investment Services (Canada) Inc.

The Canada Deposit Insurance Corporation (“CDIC”) is a federal crown corporation created to protect deposits made with member financial institutions in case of their failure. CDIC member institutions, including Sun Life Financial Trust Inc., fund deposit insurance through premiums paid on the insured deposits that they hold.
Other Regulatory Matters
Privacy of Client Information and Anti-Spam Legislation
Canadian federal, and some provincial, laws and regulations require organizations, including financial institutions, to protect the security and confidentiality of Client information. This includes financial institutions notifying Clients about their policies and practices relating to their collection, use and disclosure of Client information, including protection of that information. Requirements also include an obligation to notify individuals and report to privacy regulators when there is a real risk of significant harm to affected individuals resulting from a breach of security safeguards. In 2021, the Quebec government passed legislation that will significantly alter privacy legislation by introducing new rights for individuals, additional obligations for organizations and expansive enforcement powers and financial penalties for non-compliance. The Quebec privacy legislation will come into force over the next three years with the majority of changes coming into force in September 2023. Canadian anti-spam legislation imposes certain restrictions and formalities on the delivery of commercial electronic messages to existing and prospective Clients. This includes obtaining consent from recipients and providing the ability to unsubscribe from subsequent messages.

Sun Life Financial Inc. | sunlife.com                   24

             Annual Information Form 2021
Anti-Money Laundering Legislation
The Proceeds of Crime (Money Laundering) and Terrorist Financing Act, Canada, contains measures to assist in detecting, deterring, and facilitating the investigation of money laundering and terrorist financing offences. This legislation and the associated regulations impose reporting, recordkeeping and “know your Client” obligations on SLF Inc. and certain of its subsidiaries.
Cybersecurity
In November, 2021, OSFI launched a public consultation for a draft guideline on Technology and Cyber Risk Management. The guideline would apply to all federally regulated financial institutions, including insurance companies, with the stated objective of helping institutions develop greater resilience to technology and cyber risks. Although the draft guideline is subject to further development after the public consultation, we expect there will be significant regulatory developments in this area and we are monitoring for potential impacts on our operations.

United States
In the U.S. SLF Inc. does not carry on business and is not regulated as an insurance company. Sun Life Assurance and several indirect U.S. subsidiaries of SLF Inc. carry on business and are regulated as insurance companies in the United States. Michigan is Sun Life Assurance's “state of entry” and is treated as the state of domicile for Sun Life Assurance's U.S. branch (the “U.S. Branch”). The U.S. Branch is licensed to transact business in every state in the United States except New York, plus in the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. SLF Inc.'s U.S. life and health insurance subsidiaries are, collectively, licensed to transact business in all states, the District of Columbia, and Puerto Rico.

Some of SLF Inc.'s U.S. subsidiaries (including MFS and its subsidiaries; Sun Life Capital Management (U.S.) LLC; BGO and Crescent and certain of their respective subsidiaries; and some subsidiaries of InfraRed) and various contracts, policies and funds issued, offered or managed by them are subject to regulation under federal securities laws administered by the SEC and under certain state securities laws.
Regulation of Insurance Operations - State Level
In the United States, all states, the District of Columbia, and the U.S. territories and possessions have insurance laws that apply to companies licensed to carry on an insurance business in the jurisdiction. The primary regulator of an insurance company, however, is the state insurance department or equivalent body located in its state of domicile. Most jurisdictions have laws and regulations governing the financial aspects of insurers, including standards of solvency, reserves, reinsurance, and capital adequacy, as well as the business conduct of insurers. In addition, the laws of the various states provide state insurance regulators with broad administrative powers to approve policy forms and related materials and approve rates for certain lines of insurance, grant and revoke licenses to transact business, regulate trade practices, license agents, and require statutory financial statements. The primary purpose of such regulation is the protection of policyholders and consumers, rather than shareholders.

The National Association of Insurance Commissioners (“NAIC”) is the U.S. standard-setting and regulatory support organization created and governed by the chief insurance regulators from the 50 states, the District of Columbia and five U.S. territories. Through the NAIC, state insurance regulators establish standards and best practices, conduct peer review, and coordinate their regulatory oversight. NAIC members, together with the central resources of the NAIC, form the national system of state-based insurance regulation in the United States.

The U.S. Branch and SLF Inc.'s U.S. life and health insurance subsidiaries are subject to the insurance holding company laws and regulations in the states in which they are domiciled (or deemed to be commercially domiciled). Most states' insurance holding company laws require each insurer that is domiciled therein and that is a member of a holding company system to register with the insurance regulatory authority of that state and, annually, to furnish those authorities with reports that include information concerning capital structure, ownership, financial condition, certain intercompany transactions and general business operations. In addition, under most states' holding company laws, transactions within the holding company system to which the domestic insurer is a party must be fair and equitable and the insurer's policyholder surplus following any such transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs. Most states require prior regulatory approval of the change of control of the domestic insurer or an entity that controls the domestic insurer and prior notice or regulatory approval of certain intercompany transfers of assets or other material affiliate transactions to which a domestic insurer is a party. Generally, under such laws, a state insurance authority must approve in advance the direct or indirect acquisition of 10% or more of the voting securities of an insurance company domiciled in the state.

SLF Inc.'s U.S. captive insurance companies are subject to the laws and regulations applicable to captive insurers in their states of domicile, as well as the terms of the business plans approved by, and the licensing orders issued by, the companies' domestic regulators. Generally, a captive insurance company is required to seek regulatory approval prior to taking any action that would deviate from the activities described in its approved business plan or specifically permitted by the licensing order issued by its domestic regulator.

Sun Life Financial Inc. | sunlife.com                   25

             Annual Information Form 2021
The U.S. Branch and SLF Inc.'s U.S. life and health insurance subsidiaries are required to file detailed annual and quarterly financial statements with state insurance regulators in each of the states in which they are licensed, and their business and accounts are subject to examination by such regulators at any time. Regulators have authority to limit or prohibit the ability to issue new policies if, in their judgment, an insurer is not maintaining sufficient surplus or capital or if the further transaction of business would be detrimental to policyholders.

As part of their oversight process, state insurance departments conduct detailed examinations periodically (generally, every three- to five-years) of the financial condition and market conduct of insurance companies domiciled in their states. The latest published examination reports of the U.S. Branch and SLF Inc.'s U.S. life and health insurance companies did not raise any material issues or adjustments. In addition to the periodic examinations, states will on occasion perform targeted market conduct reviews that may cover, among other things, content of disclosures, advertising, sales practices and complaint handling. Examinations are periodically conducted, in cooperation with the departments of other states, under guidelines published by the NAIC.
Restrictions on Dividends
The amount of dividends that an insurance company may pay to its parent without prior regulatory approval is regulated under the U.S. state insurance holding company laws and regulations and under the terms of licensing orders issued by various states.
NAIC IRIS Ratios
The NAIC has developed a set of financial relationships or “tests” known as the Insurance Regulatory Information System (“IRIS”) to assist state regulators in monitoring the financial condition of insurance companies and identifying companies that may require special attention or action by insurance regulatory authorities. A second set of confidential ratios, called the Financial Analysis Solvency Tracking System, is also used for monitoring. Insurance companies generally submit data to the NAIC, which in turn analyzes the data using prescribed financial data ratios, each with defined “usual ranges”. Having ratios that fall outside the usual range does not necessarily indicate that a company experienced unfavourable results. Generally, if four or more of an insurance company's ratios fall outside the usual ranges, regulators will begin to investigate or monitor the company. Regulators have the authority to impose remedies with various degrees of supervision, ranging from increased monitoring to certain business limitations. For the twelve-month period ended December 31, 2020, the most recent period for which results are available, SLF Inc.'s U.S. life and health insurance subsidiaries were within the usual ranges for most of the IRIS ratios. The U.S. Branch had five ratios outside of the usual ranges, which was anticipated in connection with certain planned transactions that were reported to or approved by state regulators as required. The ratios that were outside the usual ranges did not indicate any adverse solvency issues.
Risk-based Capital Ratio Requirements
All states have risk-based capital (“RBC”) ratio requirements for insurance companies. The NAIC RBC system was created to provide a capital adequacy standard that is related to risk, raises a safety net for insurers, is uniform among the states, and provides regulatory authority for timely action. The RBC system requires an insurer to calculate a minimum amount of capital that it must maintain to support the various risks to which it is exposed. A separate factor is used across each major risk category, and may vary by primary insurance type. RBC focuses on the material risks that are common for the particular insurance type. For life and health insurance, RBC considers investment risk, insurance risk, interest rate risk, and other market and business risks, by applying factors to various amounts presented in the company's statutory financial statements. The RBC framework was updated in 2021 to introduce more granular risk charges associated with bonds in the RBC formula for life insurers. For the year ended December 31, 2021, the RBC ratios for the U.S. Branch and SLF Inc.'s U.S. life and health insurance subsidiaries are expected to exceed the levels under which any remedial or regulatory action would be required.
Statutory Reserves
State insurance laws require life and health insurance companies to analyze the adequacy of their reserves annually. The appointed actuary for the U.S. Branch and SLF Inc.'s other U.S. life and health insurance subsidiaries must submit an opinion that such reserves, when considered in light of the assets held with respect to those reserves, make adequate provision for the associated contractual obligations and related expenses of the U.S. Branch and each of SLF Inc.’s life and health insurance subsidiaries. If such opinion cannot be provided, the affected insurer must set up additional reserves.

Under NAIC rules, life and health insurance companies must maintain an asset valuation reserve (“AVR”), which is a provision for potential asset credit defaults. The size of the AVR depends upon the composition and results of a company’s investment portfolio. These reserves are recorded for purposes of statutory accounting practices; they are not recorded under the provisions of IFRS and therefore have no impact on SLF Inc.'s reported results of operations or financial position. The AVR affects the determination of statutory surplus, and changes in such reserves may affect the ability of SLF Inc.'s U.S. life and health insurance subsidiaries to pay dividends or other distributions to their respective parents and also may affect the amounts required to be maintained in trust by the U.S. Branch (see discussion below under Minimum Statutory Surplus and Capital).
Minimum Statutory Surplus and Capital
The U.S. Branch and SLF Inc.'s U.S. life and health insurance subsidiaries are required to have minimum statutory surplus and capital of various amounts, depending on the states in which they are licensed and the types of business that they transact.

Sun Life Financial Inc. | sunlife.com                   26

             Annual Information Form 2021
The U.S. Branch is required to maintain a certain amount of assets in trust with a financial institution acceptable to the Director of Michigan's Department of Insurance and Financial Services (the “Michigan Director”) in an amount at all times at least equal to the sum of the U.S. Branch's reserves and other liabilities, the minimum required capital and surplus, and any additional amounts considered necessary by the Michigan Director to cover the U.S. Branch's liabilities. Generally, these assets are available only to meet the obligations of Sun Life Assurance to its U.S. policyholders, claimants and other U.S. Branch creditors. Amendments to the trust agreement must be approved by the Michigan Director. As at December 31, 2021, the U.S. Branch had assets in trust in excess of Michigan’s requirements.
Investments of Insurance Companies
The U.S. Branch and SLF Inc.'s other U.S. life and health insurance subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories such as below-investment-grade fixed income securities, equity real estate, foreign investments and equity investments. Failure to comply with these laws and regulations would cause investments exceeding regulatory limits to be treated as non-admitted assets for purposes of measuring surplus and, in some instances, would require divestiture of such non-qualifying investments.
State Guaranty Association Assessments
All states, the District of Columbia and Puerto Rico require insurers to participate in the local insurance guaranty association. The association may levy assessments for policyholder losses incurred by impaired or insolvent insurers. Generally, assessments up to certain prescribed limits are based upon the proportionate share of premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. A large part of the assessments paid by SLF Inc.'s U.S. insurance subsidiaries pursuant to these laws may be used as credits for a portion of its U.S. premium taxes.
Regulation of Insurance Operations - Federal Level
Although the U.S. federal government does not directly regulate the insurance business, federal legislation and administrative policies in several areas apply to the conduct of the insurance business, including age and sex discrimination, investment company regulation, financial services regulation, health care regulation, foreign corrupt practices regulation and federal taxation. For example, the U.S. Congress has, from time to time, considered legislation related to limitations on antitrust immunity and the alteration of the federal income tax structure.
Regulation of Securities Operations
The investment management activities of SLF Inc.'s U.S. subsidiaries are subject to federal and state laws and regulations in the jurisdictions where they conduct business. MFS and certain of SLF Inc.'s other U.S. subsidiaries are registered as investment advisers under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), which imposes various obligations on registered investment advisers, including fiduciary duties, and disclosure, operational, recordkeeping and reporting requirements.

Several of SLF Inc.'s U.S. subsidiaries issue or have issued products that are registered with the SEC as investment companies under the Investment Company Act of 1940, as amended (the “1940 Act”) and which issue securities that are registered under the Securities Act of 1933, as amended (the “1933 Act”). Certain of SLF Inc.'s U.S. subsidiaries provide investment management services to affiliated funds, which similarly are registered as investment companies under the 1940 Act and which issue securities that are registered under the 1933 Act. The 1940 Act and the 1933 Act impose various obligations on registered investment companies and with respect to the securities that they issue, including disclosure, operational, recordkeeping and reporting requirements and, in the case of the 1940 Act, prohibitions or restrictions on certain transactions with affiliates.

Registered investment companies and investment advisers are regulated by and subject to examination by the SEC. The SEC is authorized to institute proceedings and impose sanctions for violations of the U.S. federal securities laws. Failure to comply with applicable securities laws could subject SLF Inc.'s investment companies and investment adviser subsidiaries to a range of regulatory sanctions, including censure, limitations on the registrant's activities, and termination of registration, and could subject its registered investment companies to a cessation of sales or rescission of securities sold.

To the extent that any products are deemed to be securities under U.S. federal or state securities laws, they are qualified for sale as needed in certain states in the United States and the District of Columbia. Marketing and sales of securities products are subject to the Securities Exchange Act of 1934, as amended (the “1934 Act”), and regulations promulgated by the Financial Industry Regulatory Authority (“FINRA”).

Certain of SLF Inc.'s U.S. subsidiaries are registered as broker-dealers under the 1934 Act and are subject, for example, to the SEC's net capital rules, and are members of, and subject to regulation by FINRA. Certain other U.S. subsidiaries of SLF Inc. are registered as transfer agents under the 1934 Act.

Sun Life Financial Inc. | sunlife.com                   27

             Annual Information Form 2021
MFS also conducts business in the European Union (“EU”) that is also subject to securities laws and regulations. The revised Markets in Financial Instruments Directive and Regulation (“MiFID II”) became effective on January 3, 2018 and applies across the EU and member states of the European Economic Area ("EEA").Some of the main changes introduced under MiFID II include applying enhanced disclosure requirements, enhancing conduct of business and governance requirements, broadening the scope of pre and post trade transparency, increasing transaction reporting requirements, transforming the relationship between Client commissions and research, and further regulation of trading venues. Implementation of MiFID has had a significant impact on both the structure and operation of EU financial markets. In response to MiFID II, MFS is paying for all external investment research for all clients (including non-European clients).
Other U.S. Regulatory Matters
U.S. Taxation
The U.S. Congress continues to debate business focused tax proposals that could increase tax payable and has proposed a number of possible changes. Given the current composition of Congress, it is uncertain whether any of these changes, which could materially impact our tax expense in the U.S., will be enacted in 2022.
The Dodd-Frank Act
The Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), which was signed into law in July 2010, enacted numerous legal and regulatory changes for the financial services industry, which have been gradually implemented over the ensuing years.

The Dodd-Frank Act mandated the U.S. federal regulation of the over-the-counter (“OTC”) derivatives market and granted new joint regulatory authority to the SEC and the U.S. Commodity Futures Trading Commission (“CFTC”) over OTC derivatives. The SEC and CFTC have promulgated rules to implement the Dodd-Frank Act's requirements, and certain of Sun Life's derivatives operations have become subject to, among other things, new recordkeeping, reporting and documentation requirements. In addition, certain non-cleared derivatives entered into as part of Sun Life’s derivatives operations are subject to two-way variation margin requirements and will become subject to two-way initial margin requirements beginning in September, 2022. These margining requirements are expected to increase the cost and reduce the availability of non-cleared derivatives. Collectively, the Dodd-Frank Act requirements, and the requirements of similar legislation that has been promulgated by Canadian and European regulators, have increased the direct and indirect costs of the Company's hedging and related activities and will likely increase them further in the future.
LIBOR
LIBOR and other Interbank Offer Rates ("IBORs") measure the average cost that banks pay to borrow from each other on an unsecured basis on a short-term basis. They are commonly used as a benchmark or reference rate for certain financial products and contracts, including Sun Life’s derivatives, loans and floating rate securities investments (collectively, the “Investments”) that are LIBOR or IBOR-based. On July 27, 2017, the UK Financial Conduct Authority ("FCA"), which regulates LIBOR, announced its intention to stop persuading or compelling the group of major banks that sustains LIBOR to submit rate quotations after 2021. As a result, it had been uncertain whether LIBOR would continue to be quoted after 2021.

On March 5, 2021, the ICE Benchmark Administration ("IBA") (the entity that is responsible for calculating LIBOR) announced its intention to cease the publication of (a) the one-week and two-month US dollar LIBOR settings, as well as all GBP, EUR, CHF and JPY LIBOR settings, immediately following the LIBOR publication on December 31, 2021, and (b) the remaining US dollar LIBOR settings, immediately following the LIBOR publication on June 30, 2023. On the same day, the FCA confirmed that all 35 LIBOR settings will be discontinued or declared non-representative as of the dates set out above.

On October 20, 2021, the U.S. prudential regulators issued a joint statement emphasizing the expectation that supervised institutions with LIBOR exposure continue to progress toward an orderly transition away from LIBOR, reiterating that supervised institutions should, with limited exceptions, cease entering into new contracts that use US dollar LIBOR as a reference rate no later than December 31, 2021. The joint statement also provided considerations when assessing the appropriateness of alternative reference rates used in lieu of LIBOR, and the expectation that new or updated LIBOR contracts provide for the use of a strong and clearly defined fallback rate when the initial reference rate is discontinued.

In the United States, the Alternative Reference Rates Committee ("ARRC") of the Federal Reserve Board has identified the Secured Overnight Financing Rate (“SOFR”) as the replacement rate for US dollar LIBOR. The ARRC has also developed industry specific fallback language that may be used by market participants for contract remediation in order to address the transition from US dollar LIBOR to SOFR. A transition to SOFR or another replacement rate may adversely affect the trading of US dollar LIBOR-based investments, including the Investments, insofar as their value, liquidity, return, and usefulness for intended purpose are concerned. While it may be possible to convert SOFR into a rate that is intended to be equivalent to US dollar LIBOR by developing a term rate or by adding, subtracting or otherwise incorporating one or more interest rate spreads, or by making other appropriate adjustments to minimize, to the extent possible, discrepancies between LIBOR and SOFR, the degree to which such adjustments will be effective in minimizing the differences between US dollar LIBOR and SOFR is affected by a variety of factors, including market conditions, monetary policy, and other factors affecting the liquidity and performance of SOFR and/or US dollar LIBOR during the transition.

Sun Life Financial Inc. | sunlife.com                   28

             Annual Information Form 2021
Similar benchmark reform is also underway in several other countries, where regulators and industry groups (including the Canadian Alternative Reference Rate Working Group ("CARR") in Canada and the Working Group on Risk-Free Reference Rates for the Euro Area in the European Union) have identified, and are facilitating the transition to, alternative secured or unsecured (depending upon the jurisdiction) “risk free” transaction-based rates. For example, in Canada, on June 22, 2021, OSFI, consistent with international efforts, outlined its expectations of federally regulated financial institutions as they transition away from LIBOR, including ceasing the use of US dollar LIBOR settings as soon as possible and not entering into new transactions using LIBOR as a reference rate after December 31, 2021, prioritizing system and model updates to accommodate "risk-free" rates, and the need to have an adequate contingency plan to respond to potential issues that may emerge at LIBOR's cessation. Also, on December 16, 2021, CARR recommended that, with limited exceptions, all new derivative contracts and securities be transitioned from the Canadian Dollar Offered Rate to the Canadian Overnight Repo Rate Average by June 30, 2023, and that all loan agreements be transitioned by June 30, 2024. In the UK, the FCA is working with market participants to facilitate the transition from GBP LIBOR to the Sterling Overnight Index Average and, on November 16, 2021, it confirmed that it will allow the temporary use of "synthetic" GBP LIBOR rates in legacy contracts (other than cleared derivatives) until the end of 2022, in order to allow more time to complete the transition.

At this time, it is difficult to fully predict the effect of the benchmark reform that is or will be taking place in the United States or elsewhere. Uncertainty relating to the transition to alternative rates, the use of ARRC or other fall-back language, accounting and tax relief, and other factors relating to reform may adversely affect our operations and cash flows and the value of and return on our Investments that are LIBOR or IBOR-based. Accordingly, Sun Life continues to implement a comprehensive enterprise-wide program that is focused on ensuring an effective and smooth transition away from LIBOR and other IBORs.
Cybersecurity and Privacy of Client Information
U.S. regulators at the federal and state level are increasing their focus on cybersecurity. In particular, the New York Department of Financial Services has adopted regulations designed to enhance cybersecurity controls of financial institutions, and the Department includes cybersecurity programs within the scope of examination. The NAIC has developed a model cybersecurity regulation based on New York's rule and several states have adopted it. These regulations require licensees, including SLF Inc.’s U.S. insurance subsidiaries, to implement risk-based information security programs; establish detailed procedures for investigating cybersecurity events, assessing risk, and overseeing third-party service providers; and comply with increased regulatory reporting requirements.

In addition, U.S. federal and state laws require financial institutions, including insurers, investment companies and investment dealers, to protect the security and confidentiality of Client information and to notify Clients about the institution’s policies and practices relating to its collection, use and disclosure of client information. The State of California has enacted legislation designed to enhance consumer privacy rights, and other states are considering similar consumer focused privacy laws that would significantly change data privacy requirements in the U.S., impose greater penalties for non-compliance, and provide for consumer rights to access and delete their personal information and private rights of action.

These laws and regulations will increase the costs and compliance obligations associated with the Company’s information security and administration activities.
The Affordable Care Act
The Patient Protection and Affordable Care Act (“Affordable Care Act”) enacted significant legal and regulatory changes for the health care and insurance industries with a primary goal of increasing the number of Americans with health insurance coverage. While the law’s changes are primarily directed at traditional health insurance products not offered by the U.S. Branch and SLF Inc.’s U.S. life and health insurance subsidiaries, the Affordable Care Act has led to an increase in the number of employers choosing to self insure their health plans. The expansion of the self-insured health plan market has positively impacted our medical stop-loss business.
The USA PATRIOT Act of 2001
The USA PATRIOT Act of 2001 (the “PATRIOT Act”) seeks to promote cooperation among financial institutions, regulators and law enforcement agencies in identifying parties that may be involved in terrorism, money laundering or other illegal activities. Regulations applicable to the insurance industry require insurance companies issuing “covered products” to implement anti-money laundering programs and file suspicious activity reports with the U.S. Treasury Department. SLF Inc.'s U.S. subsidiaries that issue covered products and its U.S. broker-dealer subsidiaries have implemented anti-money laundering programs to comply with the PATRIOT Act regulations and with the Office of Foreign Assets Control requirements with respect to anti-terrorist financing.
Paid Family and Medical Leave
A growing number of states have passed or are considering mandated paid family and medical leave (“PFML”) programs. These programs generally provide partial income protection for an employee who is unable to work on account of his or her own serious health condition or for various family care reasons. There are a number of PFML proposals at the federal level as well. While PFML programs overlap with short term disability coverage and, as a result, could have a negative impact on the short term disability marketplace in which the U.S. Branch and SLF Inc.’s U.S. life and health subsidiaries operate, these programs also offer an opportunity for insurers to build new products to serve an emerging market.

Sun Life Financial Inc. | sunlife.com                   29

             Annual Information Form 2021
United Kingdom
SLF Inc. does not carry-on business and is not regulated as an insurance or asset management company in the UK. However, it is the indirect owner of Sun Life Assurance Company of Canada (U.K.) Limited ("SLOC UK"), which is authorized and regulated as an insurance company in the UK, and subject to the Solvency II insurance regime. Insurance supervision in the UK is performed by two financial services regulators, the Financial Conduct Authority (“FCA”) and the Prudential Regulation Authority (“PRA”). In addition, there are several other UK regulatory bodies of financial services with whom SLOC UK is required to maintain compliance.

Following the end of the transitional phase of the UK's withdrawal from the EU on December 31, 2020, SLOC UK continues to be subject to the Solvency II regime. However, some of our policyholders continue to be residents of the EU and EEA jurisdictions. As National Competent Authorities, individual EU and EEA regulators may seek additional returns from SLOC UK to meet their local requirements regarding continuity of service to policyholders resident in their jurisdictions, although this has not been the case to date.
Insurance Supervision and Regulation
The FCA's statutory and operational objectives are to protect consumers, ensure market integrity and promote effective competition. The PRA's statutory objectives are to promote the safety and soundness of its regulated firms and to ensure policyholders are appropriately protected. It also has a secondary objective to facilitate effective competition in the markets for services provided by PRA-authorized firms.

Both the FCA and PRA adopt a principles rather than a rules-based philosophy to supervision. Within this approach, they use judgment, are forward looking and focus on the issues that pose the greatest risks to their respective objectives. They aim to supervise proportionately relative to the nature, scale and complexity of the business. Both regulators apply a harmonized approach to their expectations of a firm's governance - the Senior Managers and Certification Regime - which places legally enforceable requirements on designated individuals alongside a Conduct Rules regime that applies to most employees within the business.

Both the FCA and the PRA have extensive powers to intervene in the affairs of an authorized insurance company. These include the power to fine an authorized company and to vary or cancel its permission to carry on regulated activities in the UK, to request information or documents, to investigate the business of the company and to require the company to take appropriate actions to satisfy required threshold conditions for authorization.

SLOC UK is regulated as a Standard Formula firm under Solvency II and carries out certain regulated activities in the UK in relation to long-term contracts of insurance. It is required to meet certain Threshold Conditions and to conduct business in accordance with the provisions set out in the FCA Handbook and the PRA Rulebook. Under these requirements, SLOC UK must maintain systems, procedures and controls appropriate to the nature, scale and complexity of its business, to conduct its business with due regard to the interests of its policyholders, and to treat them fairly. It is also required to hold capital appropriate to its risk profile, and report to the regulator its ongoing compliance in that respect.

Solvency II also includes a group supervision requirement that applies to SLOC UK, its ultimate holding company (SLF of Canada UK Limited), and a number of small, mostly inactive and un-regulated entities. SLF Inc. is excluded from the scope of group supervision under the terms of a rule modification granted by the PRA and scheduled for renewal on December 31, 2022. This group supervision regime also places some firm-specific restrictions on dividend and capital transactions, in addition to the provisions of the Companies Act 2006 regarding the payment of dividends.
Financial Ombudsman Service
The Financial Ombudsman Service ("FOS") provides consumers with a free and independent service to resolve disputes between consumers and financial services firms. The FOS is empowered to order firms to pay compensation for consumer losses and to take steps to remedy a complaint.
Financial Services Compensation Scheme
The Financial Services Compensation Scheme provides for the protection of consumers who may be affected by the inability of financial services companies who carry on regulated business in the UK to meet their liabilities.
The Pensions Regulator
The Pensions Regulator is the regulator of workplace pension schemes and has agreed a joint strategy with the FCA that aims to deliver better outcomes for pension savers and those entering retirement.

Asia
Sun Life carries on business through subsidiaries, joint ventures or associates in the Philippines, Hong Kong, Indonesia, Vietnam, India, China and Malaysia. The operations of our subsidiaries, joint ventures and associates in Asia are subject to the local regulatory and supervisory schemes in the jurisdictions in which they operate, which varies from country to country, but the regulators typically grant (or revoke) licenses to operate and control the ability of a company to operate an insurance business in that country.
Sun Life Financial Inc. | sunlife.com                   30

             Annual Information Form 2021
In general, the applicable legislation in a particular country includes features governing the registration of agents, regulation of product features and product approvals, asset allocation, minimum capital, the basis for calculating solvency and reserves, the valuation of policyholder liabilities, conditions for outsourcing core and non-core functions, policyholder and investor protection, change of directors or key management and money laundering, know-your-Client and terrorist financing requirements. Regulatory authorities may also regulate affiliations with other financial institutions, shareholder structures and may impose restrictions on declaring dividends and the ability to effect certain capital transactions and many jurisdictions require insurance companies to participate in policyholder protection schemes.
Philippines
Our operations in the Philippines, established in 1895, distribute a diverse range of life insurance, asset management and investment products and solutions largely through our career agency sales force and bancassurance channel, an asset management company and an investment & trust company.

We offer individual and group life and health insurance products to individuals and businesses through our wholly-owned subsidiary, Sun Life of Canada (Philippines), Inc. (“Sun Life Philippines”), and our joint venture with the Yuchengco Group, Sun Life Grepa Financial, Inc. (“Sun Life Grepa”), in which we have a 49% ownership stake. In addition, we offer mutual funds and pre-need products respectively through Sun Life Philippines’ wholly-owned subsidiaries, Sun Life Asset Management Company, Inc. (“Sun Life Asset Management (Philippines)”) and Sun Life Financial Plans Inc. (“SLFPI”). Trust and investment management solutions are provided through Sun Life Investment Management and Trust Corporation (“SLIMTC”). There are no foreign ownership restrictions applicable to life insurance, mutual funds, or pre-need and trust companies in Philippines.

Sun Life Philippines and Sun Life Grepa are life insurance companies incorporated in the Philippines and regulated by the Insurance Commission. Sun Life Philippines offers individual and group life and health insurance products through its agency sales force, brokers and fintech partners. Sun Life Grepa offers its individual and group life insurance products through an agency sales force and through bancassurance distribution arrangements. The Insurance Commission supervises and regulates the operations of life, non-life, and pre-need companies.

Life insurance companies in the Philippines are required at all times to maintain the minimum net worth requirements prescribed by regulations. Current minimum net worth requirements are 900 million Philippine Pesos ("Php"), and will increase to Php1.3 billion by 2022. In addition, life insurance companies must maintain a minimum RBC ratio of 100% as prescribed in the Risk-Based Capital Framework. Insurance companies compliant with the net worth requirements as of December 31, 2019 that are adversely affected by the COVID-19 pandemic are required to comply with the Amended Risk Based Capital Framework and Revised Regulatory Intervention (RBC ratio). The Amended Risk Based Capital Framework adopts a risk-based approach to solvency, including quantitative capital requirements, government and risk management requirements, and disclosure requirements to encourage market discipline. The Revised Regulatory Intervention Ratio provides for the corresponding regulatory action/response to specific levels of RBC ratios. Depending on the RBC ratio, the regulatory response ranges from a required submission of linear extrapolations of the ratio for the next period to a take-over of the insurance company by the Insurance Commission.

Sun Life Asset Management (Philippines) is a mutual fund manager and distributor regulated by the Securities and Exchange Commission. SLFPI offers pension and education plans in the Philippines, and is regulated by the Insurance Commission.

SLIMTC is regulated by the Bangko Sentral ng Pilipinas and is licensed to provide trust and investment management services. It was established to provide multi-strategy local and global portfolio management services and deliver superior risk-adjusted returns for both individual and institutional investors in the Philippines.
Indonesia
In Indonesia, we offer individual life and health insurance, as well as creditor life insurance through our wholly-owned subsidiary, PT Sun Life Financial Indonesia.

PT Sun Life Financial Indonesia is licensed to carry on insurance business in Indonesia and can distribute life insurance products. PT Sun Life Financial Indonesia can additionally manufacture and distribute Shariah products through its Shariah unit.

The Otoritas Jasa Keuangan (“OJK”) is the regulator responsible for supervising the insurance industry. The Indonesia Life Insurance Association (“AAJI”) continues to act as a conduit between life insurers and the Ministry of Finance and the OJK in terms of the development of new regulations and guidelines in relation to the life insurance sector. Life insurance sales forces are licensed by the AAJI. The Indonesia Sharia Insurance Association acts in the similar capacity as AAJI in relation to the Shariah business. The implementation of anti-money laundering controls in the insurance industry is also monitored by the Indonesian Financial Transaction Reports and Analysis Center , in addition to it being under the general supervision of the OJK.

Life insurance companies in Indonesia are required to maintain a minimum solvency ratio of 120% of the minimum required capital and must have minimum shareholder equity of 100 billion Indonesian Rupiah.

Sun Life Financial Inc. | sunlife.com                   31

             Annual Information Form 2021
In October 2014, legislation was enacted in Indonesia that introduced significant changes to the insurance sector in Indonesia, including establishing single presence requirements, establishing local ownership requirements to be prescribed by regulations, establishing an insurance guarantee program, requiring that Shariah (Takaful) products are distributed through separate standalone insurance companies within 10 years, requiring the appointment of a controlling entity that will be responsible for losses of the insurance company under its control and imposing stiffer penalties and sanctions for non-compliance. The Government Regulation which regulates local/foreign ownership requirements was issued in April 2018 and since then a grandfathering provision has been included to allow existing ownership by a foreign shareholder to be maintained (the "Grandfathering Provision"). The Government Regulation on the foreign ownership requirement was amended in early 2020. The key amendments introduced include: (1) an expansion of the applicability of the Grandfathering Provision for standalone shariah insurance companies and (2) the removal of requirements for local shareholders in joint venture insurance companies to participate in at least 20% of any capital injection, such that local shareholders are now only required to participate in an amount at least proportionate to their current shareholdings.
Vietnam
In Vietnam, we offer a diverse range of insurance, savings, investment and pension products through our wholly owned subsidiary Sun Life Vietnam Insurance Company Limited (“Sun Life Vietnam”). There are no foreign ownership restrictions applicable to Sun Life Vietnam, however, a transfer of 10% or more of the charter capital of any life insurer must be approved by the Ministry of Finance of Vietnam (“MOF”).

Insurance operations in Vietnam are mainly regulated by the MOF, which sets the standards on all insurance business matters, including product approvals, limits on commission rates payable on insurance products, actuarial liability valuation, and solvency requirements. Life insurers have responsibility for minimum legal capital of Vietnamese Dong ("VND") 600 billion and that a security deposit equal to 2% of the legal capital be maintained at a commercial bank in Vietnam. Life insurers that sell pension products are required to have a minimum legal capital of VND 800 billion. Life insurers that sell pension and unit-linked products are required to have a minimum legal capital of VND 1,000 billion. The equity of the owner of a life insurer must not be lower than the required minimum legal capital applicable to that insurer.

The required solvency margin is VND 300 billion over the minimum solvency margin for insurers selling pension, unit-linked and universal life products. The MOF also requires life insurers to maintain: (a) minimum reserves; (b) for unit-linked policies, a minimum solvency margin of 1.5% insurance reserves plus 0.3% of the sums at risk; (c) for universal life products and pension products, a minimum solvency margin of 4% of insurance reserves plus 0.3% of the sums at risk; and (d) for other life insurance policies and health policies, a minimum solvency margin of 4% of insurance reserves plus either (i) 0.1% of sums at risk for policies with a term of five years or less, or (ii) 0.3% of the sums at risk for policies with a term over five years. Life insurers must also establish a reserve fund to ensure their solvency. Life insurers are to deduct 5% of annual profit after-tax to set up a compulsory reserve fund, the maximum of which is equal to 10% of the charter capital.

Sun Life Vietnam’s products are generally distributed through a career agency sales force, including individual agency, corporate agency and bank partner, for individual Clients and through a corporate agency for corporate Clients. Sun Life Vietnam has an option to contract with eligible insurance auxiliary service providers to support Sun Life Vietnam in selling Sun Life Vietnam's products to Clients. The insurance auxiliary services include insurance consultation, insurance risk assessment, insurance calculation, insurance loss assessment and insurance claim assistance.

A new law to replace the current Law on Insurance Business is in the near final stages of drafting. The draft law was presented for discussion at the meeting of the National Assembly in October 2021, and it is expected to be passed in mid-2022 and take effect beginning January 1, 2023.
India
Aditya Birla Sun Life Insurance Company Limited ("ABSLI"), our insurance joint venture with the Aditya Birla Group in India in which we have a 49% stake, provides a full range of individual and group insurance, savings and retirement products through a multi-channel distribution network, including an agency sales force, bancassurance distribution, brokers and worksite marketing.

Insurance operations in India are regulated by the Insurance Regulatory & Development Authority of India ("IRDAI"), whose duties include issuing certificates of registration to insurance companies, protecting the interests of policyholders, and regulating, promoting and ensuring the orderly growth of the insurance industry. In recent years, a number of regulatory changes have been introduced, affecting matters that include product design and structure including commissions, distribution, investments, expense management, risk management, corporate governance, insurer's registration and grievance handling.

Life insurance companies in India are expected to maintain a Minimum Solvency Ratio (Total Assets Available for Solvency / Required Solvency Margin) of 150% at all times, where the Required Solvency Margin is an amount calculated by applying specified factors to reserves and amounts-at-risk. Life insurance companies are required to maintain their Available Solvency Margin at a level which is not less than the greater of fifty per cent of the amount of minimum required capital and one hundred percent of Required Solvency Margin. The Minimum Paid-up Capital for life insurers is INR 1 billion.

Sun Life Financial Inc. | sunlife.com                   32

             Annual Information Form 2021
The Indian regulator has been actively engaging with insurers and other stakeholders to monitor and manage the ongoing effects of COVID-19 pandemic on the insurance sector. The IRDAI is also keeping a close watch on COVID-19 death claims and has prescribed measures to ensure prompt settlement of such claims to ensure that policyholder interests are not negatively impacted on account of higher claims volume.

The foreign investment limit in the insurance sector in India is 74% of the equity share capital in an Indian insurance company and a majority of its directors, a majority of its Key Management Persons, and at least one among the Chairperson of its Board, its Managing Director and its CEO, being Resident Indian Citizens. In addition, prior approval is required from the IRDAI for any sale of shares over 1% of the total equity share capital and any purchase of more than 5% of the equity share capital and increases in foreign investment in an Indian insurance company must comply with the pricing guidelines specified by the Reserve Bank of India.

Aditya Birla Sun Life Pension Management Limited (“ABSLPML”) is a wholly owned subsidiary of ABSLI. ABSLPML’s business offers pension solutions and acts as Pension Fund Manager under the National Pension Scheme Trust of the National Pension System (“NPS”) to manage pension funds in the private sector according to the provisions of the NPS, the schemes, and the guidelines issued by the Pension Fund Regulatory and Development Authority.

Mutual funds and portfolio management services in India are regulated by the guidelines and regulations issued by the Securities and Exchange Board of India and various other applicable statutes.

Aditya Birla Sun Life AMC Limited (“ABSLAMC”) is our asset management joint venture in India in which we have a 36.5% stake. The equity shares of ABSLAMC have been listed on National Stock Exchange of India Limited and BSE Limited on October 11, 2021. ABSLAMC, offers mutual fund products and portfolio management services, and is also registered with the Securities and Exchange Board of India to act as an investment manager to the funds launched under Alternative Investment Funds: Category III and Category II. ABSLAMC has also set up wholly owned subsidiaries in Singapore, Dubai and Mauritius.
China
Sun Life Everbright Life Insurance Company Limited is a domestically-invested life insurance company in China, in which we have a 24.99% ownership stake. It operates a multi-distribution model that combines a direct career agency, financial consultants, telemarketing and bancassurance alliances to sell individual life and health insurance and savings products.

Sun Life Everbright Life Insurance Company Limited has a 99% ownership stake in Sun Life Everbright Asset Management Co., Ltd, which carries on business in China as an insurance asset management company.

The insurance industry in China is regulated by the China Banking and Insurance Regulatory Commission (“CBIRC”), which is a central government agency under the State Council of the People’s Republic of China. The CBIRC has authority to: (i) issue regulatory rules and other normative documents applicable to the insurance industry and insurance market participants to implement the relevant laws and administrative regulations; (ii) review and approve the establishment, alteration and other significant matters of insurance institutions (which generally include insurance group (holding) companies, insurance companies and insurance asset management companies) and insurance intermediaries in China and, where applicable, their overseas activities (e.g., investment) and activities of their overseas subsidiaries; (iii) review and approve the policy terms and premium rates for insurance products; (iv) formulate and implement standards to measure and supervise the corporate governance, risk management, internal control, financial soundness, capital sufficiency, solvency, operational compliance and information disclosure of insurance institutions; (v) require insurance institutions to submit periodical and ad hoc reports concerning their business operations and condition of assets; and (vi) take necessary regulation measures and impose corresponding regulatory sanctions (e.g. to order the suspension of all or part of an insurance company's business, to restrict the exercise of a shareholder's rights if that shareholder fails to fulfill its obligations).

Currently, insurance companies established in China (including life insurance companies) are allowed to use their insurance funds (including their capital funds, reserve funds, undistributed profits, various reserves and other funds, whether dominated in RMB or a foreign currency) to invest in the following assets (subject to the satisfaction of conditions prescribed for each form of investment): bank deposits, various negotiable securities (such as government bonds, corporate bonds, financial bonds, stocks, units of securities investment funds), publicly offered infrastructure securities investment funds, security lending business, real estate, equity interest, financial derivatives such as forwards, options and interest rate swaps (provided that investment in any financial derivatives must not be speculative but be only intended for risk hedging and investment in offshore financial derivatives is subject to additional requirements of the CBIRC), products of insurance asset management companies, certain qualified financial products of commercial banks, trust companies, securities companies, securities investment fund management companies and other financial institutions and other investment channels as approved by the State Council.

The minimum paid-up capital of an insurance company is RMB200 million (in cash only) and there are additional capital requirements when additional branches are established.

Insurance asset management companies are also regulated by the CBIRC and may conduct the following businesses: (i) managing and utilizing funds in RMB or foreign currencies entrusted to them by their clients (including but not limited to their shareholders
Sun Life Financial Inc. | sunlife.com                   33

             Annual Information Form 2021
and the insurance companies controlled by their shareholders); (ii) managing and utilizing their own funds in RMB or foreign currencies; (iii) privately offering insurance asset management products to qualified investors; and (iv) other businesses approved by the CBIRC or other ministries or departments of the State Council.

The management and utilization of insurance funds by insurance asset management companies is subject to requirements and limitations that are similar to those applicable to insurance companies. Currently, insurance and asset management companies established in China are allowed to use the entrusted insurance funds to invest in the following assets: bank deposits in domestic market, government bonds, financial bonds, stocks, security investment funds and other investment channels as approved by the State Council. Independent custodians are designated for funds managed by insurance asset management companies and those custodians must be commercial banks or other financial institutions that satisfy regulatory requirements. The registered capital of an insurance asset management company must not be less than RMB100 million or the equivalent amount in a freely convertible foreign currency.

Insurance companies may, either by themselves or by entrusting qualified investment managers, use their insurance funds to make investments, and such "qualified investment managers" include not only insurance asset management companies and their subsidiaries, but also securities companies, securities asset management companies, securities investment management companies and their subsidiaries and other professional investment management institutions. Insurance asset management companies are allowed to manage and utilize not only entrusted insurance funds, but also other entrusted funds of non-insurance clients.

Insurance asset management companies are also allowed to carry out insurance asset management product business in accordance with the CBIRC's rules and should complete the product issuance, registration, custody, transaction, settlement, information disclosure and other processes via an asset registration and transaction platform as approved by the CBIRC. The CBIRC is responsible for dynamically supervising the full process of the operation and management of such products and identifying the ultimate investors (beneficiaries) and the underlying assets.

Effective January 1, 2020, the CBIRC lifted the previous 51% cap on foreign ownership in life insurance companies established in China, which means that a foreign investor is now permitted to wholly own a life insurance company in China. In October 2019, the CBIRC also implemented an amendment to the Administrative Regulations on Foreign-Invested Insurance Companies, which relaxes market access by removing the requirement that a foreign insurance company must have engaged in insurance business for more than 30 years and have maintained a representative office in China for at least two years before it can establish a foreign invested insurance company in China, and allowing foreign insurance groups to invest in and establish an insurance company and other overseas financial institutions to make investments in insurance companies.
Hong Kong
Our operations in the Hong Kong Special Administrative Region offer a full range of products to address insurance and savings needs. We offer individual life and health insurance, mandatory provident funds (the government-legislated pension system) and pension administration to individuals and businesses through a career sales agency force and independent financial advisors.
Sun Life Hong Kong Limited is authorized by the Hong Kong Insurance Authority ("IA") under the Insurance Ordinance to carry on certain classes of long-term business in or from Hong Kong. On June 26, 2017, the IA took over from the previous governmental regulator, the Office of the Commissioner of Insurance, the functions of overseeing the authorization and regulation of insurance companies in Hong Kong. On September 23, 2019, the IA took over the regulation of insurance intermediaries from the then existing self-regulatory organizations through a new statutory licensing and intermediary supervision regime. The offer of our investment linked insurance products, pooled retirement funds, approved pool investment funds, mandatory provident fund schemes and occupational retirement schemes are also regulated by one or more of the financial services regulators, including the IA, the Hong Kong Securities and Futures Commission and/or the Mandatory Provident Fund Schemes Authority. Our trustees and intermediaries who administer and distribute these products, funds and schemes are also supervised and regulated by one or more of the above regulators.
In Hong Kong, long-term insurance companies are required to maintain at all times a required solvency margin. Under the law, the required solvency margin is the higher of $2 million Hong Kong dollars ("HKD") or the aggregate of two components: a percentage of the mathematical reserves and a percentage of the capital at risk as prescribed under the Insurance (Margin of Solvency) Rules (which is generally 4% of the mathematical reserves and 0.3% of the capital at risk). For a long-term insurer, under the law, the value of its assets must be greater than the amount of its liabilities by at least the required solvency margin. The minimum paid-up capital for insurers in Hong Kong is HKD$10 million. In practice, the actual capital requirement is much higher than what the law requires, and will also depend on the business undertaken by the insurer. Despite the above, in practice, the IA will also impose additional solvency requirements to ensure a sound and healthy insurance market.
Malaysia
Our operations in Malaysia offer individual and group insurance and takaful products through Sun Life Malaysia Assurance Berhad ("SLMA") and Sun Life Malaysia Takaful Berhad ("SLMT"), respectively, our joint ventures with Renggis Ventures Sdn. Bhd. (a subsidiary of Khazanah Nasional Berhad), in which we have a 49% ownership stake in each company. SLMA has an exclusive bancassurance agreement with CIMB Bank Berhad to distribute insurance products through its network across Malaysia, while SLMT
Sun Life Financial Inc. | sunlife.com                   34

             Annual Information Form 2021
has an exclusive bancatakaful agreement with CIMB Islamic Bank Berhad to distribute takaful products through its network across Malaysia. The companies have expanded their distribution channel to include other bancassurance and bancatakaful partners, agency distribution, direct marketing, government and corporate business, telemarketing, online and telco-assurance.
The central bank of Malaysia, Bank Negara Malaysia ("BNM"), regulates entities carrying on the insurance and takaful business in Malaysia and requires insurers and takaful operators to have a minimum paid-up capital of Ringgit Malaysia 100 million. BNM also requires insurers and takaful operators to maintain a capital adequacy level that is commensurate with their risk profiles under the risk-based capital frameworks and has set a minimum Supervisory Target Capital Adequacy Level of 130%. Based on current Government policy, there is a 70% limit on foreign equity ownership in insurance companies and takaful operators in Malaysia. Under the BNM's recent Discussion Paper on Risk-Based Capital Framework for Insurers and Takaful Operators (Framework Design) issued on June 30, 2021, several enhancements have been proposed to the design of the capital adequacy framework for licensed insurers and takaful operators ("ITO"). Feedback has been sought from ITOs and a quantitative impact study will be performed in the first half of 2022 to collect data for further analysis and refinement of the proposed new framework design. The Discussion Paper is part of a phased approach towards refining the capital adequacy requirements of ITOs. A new framework embodying the revised approach is expected to be implemented in 2024.

In efforts to minimize the impact of disruptions caused by the COVID-19 pandemic, BNM has introduced various relief measures for affected policyholders, including an option to defer payment of life insurance premiums and family takaful contributions for 3 months and this premium deferment assistance is available until December 31, 2021. BNM has also reduced the interest rate and profit rate stress factor caps applied under the risk-based capital frameworks from 40% to 30% with effect from March 31, 2020 to reflect the changes in the prevailing market conditions since the stress factors were set in 2009. A COVID-19 test fund of RM 10 million has been created to cover the costs incurred for the screening of COVID-19 by policyholders, although this fund was fully utilized in May 2021. Other types of assistance provided to affected policyholders include extending the period during which the policyholder can reinstate a policy that has been terminated due to non-payment of premium, providing options for policy alterations, waiver of fees or charges for policy alterations, electronic payment alternatives and waiver of penalties for late payment of premiums.

Bermuda
Sun Life Assurance and certain SLF Inc. subsidiaries carry on insurance and investment business in or from Bermuda and are regulated as insurance or investment companies, as the case may be, in that jurisdiction. The Bermuda Monetary Authority (“BMA”) is the primary regulator of domestic and international insurance and investment companies carrying on business in or from Bermuda, and has regulatory authority for licensing and registration matters. The BMA has broad supervisory powers to regulate licensees under the Insurance Act 1978 and the Investment Business Act 2003, and is also the designated supervisory authority over the financial services industry in respect of Bermuda’s Proceeds of Crime Act anti-money laundering legislation. In accordance with these and related laws, Sun Life Assurance and certain subsidiaries of SLF Inc. are subject to requirements governing their solvency, financial reporting, privacy and data security and business conduct.

Other Jurisdictions
In each of the countries in which our other subsidiaries, joint ventures and associates operate, local regulatory authorities supervise and monitor their business and financial condition. In a number of countries, certain insurance subsidiaries, joint ventures and associates are required to meet specific minimum working and regulatory capital requirements. Certain of our subsidiaries (including MFS, BentallGreenOak, InfraRed and/or their respective subsidiaries), joint ventures and associates, also conduct business in various countries, including Singapore, Japan and Australia, that are subject to applicable laws and regulations, which vary from country to country.

Risk Factors
This section provides a summary of some of the significant risks that could affect (and, in some cases, are affecting) our business, reputation, financial condition or results of operations. As a large financial services organization operating in a complex industry, the Company encounters a variety of risks and uncertainties. We face risks in formulating our business strategy and business objectives, in carrying on our business activities in the pursuit of our strategy and objectives, and from external factors such as changes in the economic, political, competitive and regulatory environments. We are subject to financial and insurance risks that are connected to our liabilities and also in connection with the management and performance of our assets, including how we match returns from assets with the payment of liabilities to our Clients. Each of these risks are also considered from the perspective of different types of uncertainties under which either the outcomes and/or their probabilities of occurrence are unknown.
Uncertainty can exist around expected financial results and from volatility, trend and extreme events. In addition, risk correlation, interconnected risks, terms of exposure and the risk horizon are important elements to consider while identifying risks.

These risk factors have been grouped as outlined in our Risk Management Framework into six major categories: market, insurance, credit, business and strategic, operational and liquidity risks. Other risks, not specified below, may exist but are not considered to be material at the present time may also impact our business in the future. This information should be considered carefully together
Sun Life Financial Inc. | sunlife.com                   35

             Annual Information Form 2021
with other information in this AIF and in the 2021 MD&A, the 2021 Consolidated Financial Statements and other reports and materials that we file with securities regulators.
These risks may occur independently or in combinations, and may occur simultaneously or in an environment where one or more risks evolve rapidly. For example, a major pandemic could have a material adverse impact on mortality and morbidity claims experience. Such an event may also trigger adverse global capital markets developments, including a downturn in equity market levels and interest rates, increased market volatility and credit deterioration, and could also lead to operational risks such as disruptions within the organization and in third party service arrangements or a government or regulatory response.
While a number of risks that are described below provide examples of inter-connectedness and relationships between risks, these do not represent a complete inventory. It should be noted that these relationships can continue to develop and change over time, and the combined adverse impact on our profitability, financial position, and reputation could be significantly greater than the sum of the individual parts. Our assessment of the impact and probability of these risks changes over time.
A description of our risk management approach can be found under the heading Risk Management in our 2021 MD&A. Many of the risk factors set out below contain forward-looking statements.

Market Risk
We are exposed to financial and capital market risk, which is defined as the risk that the fair value or future cash flows of an insurance contract or financial instrument will fluctuate because of changes or volatility in market prices. Market risk includes equity, interest rate and spread, real estate and foreign currency risks.

Equity Risk
Equity risk is the potential for financial loss arising from declines or volatility in equity market prices. We are exposed to equity risk from a number of sources. A portion of our exposure to equity risk arises in connection with benefit guarantees on segregated fund products. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors, including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

While a large percentage of these segregated fund products are included in our hedging program, not all of this exposure is hedged. For those contracts included in our hedging program, we generally hedge the value of expected future net claims costs and associated margins, as we are primarily focused on hedging expected economic costs associated with providing the guarantees. Since the value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including changes in interest rates, increased volatility in capital markets and changes in the general market and regulatory environment within which these hedging programs operate.
Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), volatility risk, and increased levels of derivative counterparty credit risk, liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining our hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects, residual risk and potential reported earnings and capital volatility remain. In addition, regulations for over-the-counter derivatives could impose additional costs and could affect our hedging strategy. Hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through over-the-counter contracts cleared through central clearing houses, exchange-traded contracts or bilateral over-the-counter contracts negotiated directly between counterparties that include applicable credit support annexes.

We generate revenue in our asset management businesses and from certain insurance and annuity contracts where fees are levied on account balances that are affected directly by equity market levels. Accordingly, we have further exposure to equity risk as adverse fluctuations in the market value of such assets will result in corresponding adverse impacts on our revenue and net income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) in these businesses, and this may result in further adverse impacts on our net income and financial position.

We also have direct exposure to equity markets from the investments supporting other general account liabilities, surplus, and employee benefit plans. These exposures fall within our risk-taking philosophy and appetite, and are therefore generally not hedged.

Interest Rate and Spread Risk
Interest rate and spread risk is the potential for financial loss arising from changes or volatility in interest rates or spreads when asset cash flows and the policy obligations they support are not matched. This may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest rate or spread environments. The impact of changes or volatility in interest rates or spreads is reflected in the valuation of our financial assets and liabilities for insurance contracts.
Sun Life Financial Inc. | sunlife.com                   36

             Annual Information Form 2021

Our primary exposure to interest rate and spread risk arises from certain general account products and segregated fund contracts which contain investment guarantees in the form of minimum crediting rates, guaranteed premium rates, settlement options and benefit guarantees. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums not yet received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. These products are included in our asset-liability management program and the residual interest rate exposure is managed within our risk appetite limits.

Declines in interest rates or narrowing spreads can result in compression of the net spread between interest earned on investments and interest credited to policyholders. Declines in interest rates or narrowing spreads may also result in increased asset calls, mortgage prepayments, and net reinvestment of positive cash flows at lower yields, and therefore adversely impact our profitability and financial position. Negative interest rates may additionally result in losses on our cash deposits and low or negative returns on our fixed income assets impacting our profitability. In contrast, increases in interest rates or a widening of spreads may have a material impact on the value of fixed income assets, resulting in depressed market values, and may lead to lower LICAT ratios or losses in the event of the liquidation of assets prior to maturity.

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Increases in interest rates or widening spreads may increase the risk that policyholders will surrender their contracts, potentially forcing us to liquidate assets at a loss and accelerate recognition of certain acquisition expenses. While we have established hedging programs in place and our insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of the underlying losses.

We also have direct exposure to interest rates and spreads from investments supporting other general account liabilities, surplus and employee benefit plans. Lower interest rates or a narrowing of spreads will result in reduced investment income on new fixed income asset purchases. Conversely, higher interest rates or wider spreads will reduce the value of our existing assets. These exposures fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

We have implemented asset-liability management and hedging programs involving regular monitoring and adjustment of risk exposures using assets, derivative instruments and repurchase agreements to maintain interest rate exposures within our risk appetite. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors including changes in interest rates, increased volatility in capital markets, and changes in the general market and regulatory environment within which these hedging programs operate. In particular, regulations for over-the-counter derivatives could impose additional costs and could affect our hedging strategy. In addition, these programs may themselves expose us to other risks such as those described under the heading Risk Factors - Market Risk - Equity Risk in this AIF.

A sustained low interest rate environment may adversely impact our earnings, regulatory capital requirements and our ability to implement our business strategy and plans in several ways, including:
(i)Lower sales of certain insurance and wealth products, which can in turn pressure our operating expense levels;
(ii)Shifts in the expected pattern of redemptions (surrenders) on existing policies;
(iii)Higher new business strain reflecting lower new business profitability;
(iv)Reduced return on new fixed income asset purchases, and higher hedging costs;
(v)The impact of changes in actuarial assumptions;
(vi)Impairment of goodwill; and
(vii)Additional valuation allowances against our deferred tax assets.

We have taken various management actions to mitigate the risk of low levels of interest rates including changes in product mix, product design and hedging activities. If low levels of interest rates continue to be persistent over an extended period of time, other effects may also surface including changes in policyholder behaviour and actuarial assumptions prescribed by the regulating bodies.

Real Estate Risk
Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from, our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in real estate values.

Sun Life Financial Inc. | sunlife.com                   37

             Annual Information Form 2021
Foreign Currency Risk
Foreign currency risk is the result of mismatches in the currency of our assets and liabilities (inclusive of capital), and cash flows. This risk may arise from a variety of sources such as foreign currency transactions and services, foreign currency hedging, investments denominated in foreign currencies, investments in foreign subsidiaries and net income from foreign operations. Changes or volatility in foreign exchange rates, including a change to currencies that are fixed in value to another currency, could adversely affect our financial condition and results of operations.

As an international provider of financial services, we operate in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which we operate, we generally maintain the currency profile of assets to match the currency of aggregate liabilities and required surplus. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. Foreign currency derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with our Asset Liability Management Policy. As at December 31, 2021 and December 31, 2020, the Company did not have a material foreign currency risk exposure on a functional currency basis.

Changes in exchange rates can affect our net income and surplus when financial results in functional currencies are translated into Canadian dollars. Net income earned outside of Canada is generally not currency hedged and a weakening in the local currency of our foreign operations relative to the Canadian dollar can have a negative impact on our net income reported in Canadian currency. A strengthening in the local currency of our foreign operations relative to the Canadian dollar would have the opposite effect. Regulatory capital ratios could also be impacted by changes in exchange rates.

Insurance Risk
Insurance risk is the uncertainty of product performance due to actual experience emerging differently than expected in the areas of policyholder behaviour, mortality, morbidity and longevity. In addition, product design and pricing, expense and reinsurance risks impact multiple risk categories, including insurance risk.

Policyholder Behaviour Risk
We can incur losses due to adverse policyholder behaviour relative to the assumptions used in the pricing and valuation of products with regard to lapse of policies or exercise of other embedded policy options.

Uncertainty in policyholder behaviour can arise from several sources including unexpected events in the policyholder's life circumstances, the general level of economic activity (whether higher or lower than expected), changes in the financial and capital markets, changes in pricing and availability of current products, the introduction of new products, changes in underwriting technology and standards, as well as changes in our financial strength or reputation. Uncertainty in future cash flows affected by policyholder behaviour can be further exacerbated by irrational behaviour during times of economic turbulence or at key option exercise points in the life of an insurance contract.

Many of our products include some form of embedded policyholder option. These could range from simple options relating to surrender or termination, to more complex options relating to payment of premiums or various other benefit and coverage provisions. Changes in the relative frequency or pattern with which these options are elected (relative to those assumed in the pricing and valuation of these options) could have an adverse impact on our profitability and financial position.

Systemic forms of policyholder behaviour risk could also arise with the development of investor-owned and secondary markets for life insurance policies.

Mortality and Morbidity Risk
Mortality and morbidity risk is the risk that future experience could be worse than the assumptions used in the pricing and valuation of products. Mortality and morbidity risk can arise in the normal course of business through random fluctuation in realized experience, through catastrophes, as a result of a pandemic, or in association with other risk factors such as product development and pricing or model risk. Adverse mortality and morbidity experience could also occur through systemic anti-selection, which could arise due to poor plan design, or underwriting process failure or the development of investor-owned and secondary markets for life insurance policies.

External factors could adversely affect our life insurance, health insurance, critical illness, disability, long-term care insurance and annuity businesses. Morbidity experience could be unfavourably impacted by external events, such as pandemics, increases in disability claims during economic slowdowns and increases in high medical treatment costs and growth in utilization of specialty drugs. This introduces the potential for adverse financial volatility in our financial results.

Sun Life Financial Inc. | sunlife.com                   38

             Annual Information Form 2021
Mortality and morbidity concentration risk is the risk of a catastrophic event, such as natural environmental disasters (for example, earthquakes), human-made disasters (for example, acts of terrorism, military actions, and inadvertent introduction of toxic elements into the environment) as well as epidemics that could occur in geographic locations where there is significant insurance coverage. Certain factors could adversely affect our mortality or morbidity experience relative to the assumptions used in the pricing and valuation of products, leading to a material adverse effect on our profitability and financial position.

Current legislation restricts insurers from requiring Clients to take or release the results of genetic tests. If Clients have access to the results of genetic tests and we do not, this creates asymmetry of information between Clients and insurers, which could adversely impact mortality and morbidity experience and policyholder behaviour. This asymmetry of information may increase as genetic testing advances and becomes more accessible, giving rise to better diagnoses of conditions where treatments are expensive or non-existent. The asymmetry of information may lead to increased anti-selection in new business underwriting. There may also be an impact on policy lapse rates where adverse genetic testing results may motivate Clients to retain their policies resulting in higher claims payouts than assumed in the pricing and valuation of products, as well as increased insurance rates which may result in loss of new and existing Clients.

Longevity Risk
Longevity risk is the potential for economic loss, accounting loss or volatility in earnings arising from adverse changes in rates of mortality improvement relative to the assumptions used in the pricing and valuation of products. This risk can manifest itself slowly over time as socioeconomic conditions improve and medical advances continue. It could also manifest itself more quickly, for example, due to medical breakthroughs that significantly extend life expectancy. Longevity risk affects contracts where benefits or costs are based upon the likelihood of survival and higher than expected improvements in policyholder life expectancy could therefore increase the ultimate cost of these benefits (for example, annuities, pensions, pure endowments, reinsurance, segregated funds, and specific types of health contracts). Additionally, our longevity risk exposure is increased for certain annuity products such as guaranteed annuity options by an increase in equity market levels.

Many of our products provide benefits over the policyholder's continued lifetime. Higher than expected improvements in policyholder life expectancy could therefore increase the ultimate cost of these benefits, thereby requiring strengthening of policyholder liabilities and resulting in reductions in net income and capital. For longevity risks, external factors including medical advances could adversely affect our life insurance, health insurance, critical illness, disability, long-term care insurance and annuity businesses.

Product Design and Pricing Risk
Product design and pricing risk is the risk a product does not perform as expected, causing adverse financial consequences. This risk may arise from deviations in realized experience versus assumptions used in the pricing of products. Risk factors include uncertainty concerning future investment yields, policyholder behaviour, mortality and morbidity experience, sales levels, mix of business, expenses and taxes. Although some of our products permit us to increase premiums or adjust other charges and credits during the life of the policy or contract, the terms of these policies or contracts may not allow for sufficient adjustments to maintain expected profitability. This could have an adverse effect on our profitability and capital position.

Products that offer complex features, options or guarantees require increasingly complex pricing models, methods or assumptions, leading to additional levels of uncertainty. The risk of mis-pricing increases with the number and inherent uncertainty of assumptions needed to model a product. Past experience data supplemented with future trend assumptions may be poor predictors of future experience. Lack of experience data on new products or new Client segments increases the risk that future actual experience unfolds differently from expected assumptions. External environmental factors may introduce new risk factors, which were unanticipated during product design, and have an adverse result on the financial performance of the product. Policyholder sophistication and behaviour in the future may vary from that assumed at the time the product is designed, thereby adversely affecting the product's financial performance.

Expense Risk
Expense risk is the risk that future expenses are higher than the assumptions used in the pricing and valuation of products. This risk can arise from general economic conditions, unexpected increases in inflation, slower than anticipated growth, or reduction in productivity leading to increases in unit expenses. Expense risk occurs in products where we cannot or will not pass increased costs onto the Client and will manifest itself in the form of a liability increase or a reduction in expected future profits.

From time to time, certain products or business segments may be closed for new sales (for example variable annuities in our international business in the Asia pillar, our business in the UK and our individual insurance business in the U.S.). Our ability to effectively manage the run-off of business in these products or business segments introduces additional risks, such as policyholder behaviour and expense risk that may have an adverse effect on our operations, profitability and financial position.

Sun Life Financial Inc. | sunlife.com                   39

             Annual Information Form 2021
Reinsurance Risk
We purchase reinsurance for certain risks underwritten by our various insurance businesses. Reinsurance risk is the risk of financial loss due to adverse developments in reinsurance markets (for example, discontinuance or diminution of reinsurance capacity, or an increase in the cost of reinsurance), insolvency of a reinsurer or inadequate reinsurance coverage.

Changes in reinsurance market conditions, including actions taken by reinsurers to increase rates on existing and new coverage and our ability to obtain appropriate reinsurance, may adversely impact the availability or cost of maintaining existing or securing new reinsurance capacity, with adverse impacts on our business strategies, profitability and financial position. There is a possibility of rate increases or renegotiation of some of the legacy reinsurance contracts by a few of our reinsurers, as they continue to review and optimize their business models. In addition, changes to the regulatory treatment of reinsurance arrangements could have an adverse impact on our capital position.

Credit Risk
Credit risk is the possibility of loss from amounts owed by our borrowers or financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties (including derivative, repurchase agreement and securities lending counterparties), other financial institutions and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty's credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of, or ability to realize, any underlying security that may be used as collateral for the debt obligation. Credit risk can occur as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Events that result in defaults, impairments or downgrades of the securities in our investment portfolio would cause the Company to record realized or unrealized losses and may cause an increase in our provisions for asset default, adversely impacting earnings.

Volatility in the capital markets, including deteriorating credit and negative real estate risk indicators, fluctuations in global or domestic macro-economic factors, or loss given default expectations, may have a significant impact on the value of the fixed income assets in our investment portfolio. For example, our asset-backed portfolio is sensitive to fluctuations in macro-economic factors, assumed default rates for the underlying collateral pool and loss given default expectations.

As part of our risk management strategy, we maintain hedging programs that may employ the use of derivatives. Market conditions determine the availability and cost of the derivative protection. Although we deal primarily with highly rated counterparties, a derivative counterparty's insolvency or its inability or unwillingness to make payments under the terms of a derivative agreement could have an adverse effect on our profitability and financial position.

We purchase reinsurance for certain risks underwritten by our various insurance businesses. Reinsurance does not relieve us from our direct liability to policyholders and accordingly, we bear credit risk with respect to our reinsurers. Although we deal primarily with highly rated reinsurers, deterioration in their credit ratings, or reinsurer insolvency, inability or unwillingness to make payments under the terms of a reinsurance agreement could have an adverse effect on our profitability and financial position. The risk that a reinsurer is unable or unwilling to make payments may occur due to, but is not limited to, legal disagreements, interpretations by a court regarding the terms of the reinsurance contract, changes in laws and regulations or interpretation of those changes.

Business and Strategic Risk
Business and strategic risk is the risk of loss from the inability to adequately identify, plan or implement an appropriate business strategy to achieve strategic and business objectives or adapt to changes in Client behaviours or the external business, economic, political, regulatory or environmental and social landscape.
Economic and Political Risk
We operate in various geographies and our business and financial operations are susceptible to regional and global economic, political and regulatory changes. We may be affected by economic and capital markets conditions and economic shocks around the globe as a result of increasingly connected global markets. Factors such as changes in interest rates, foreign exchange rates, market volatility, housing prices, consumer spending, saving and debt, business investment and inflation around the globe can affect the business and economic environments in which we operate. Continued economic and political uncertainty may give rise to increased business and strategic risks including those associated with industry restructuring, mergers and acquisitions, changing competitive dynamics and changes in the legal, regulatory and tax regimes in which our businesses operate. In addition, adverse economic conditions often arise in conjunction with volatile and deteriorating capital markets conditions, which can have an adverse impact on Client behaviour and in turn on our sales and profitability, credit and financial strength ratings, and capital and liquidity positions.

Sun Life Financial Inc. | sunlife.com                   40

             Annual Information Form 2021
Currently, there are various factors that impact continuing economic and political risk and uncertainty, including the following examples:
•the duration and longer-term impacts of the COVID-19 pandemic, which has already had an adverse impact on the global economy, and may deepen if prolonged, adding to financial market volatility, labour market distortions, supply chain disruptions, corporate insolvency risks and household wealth impacts;
•the shift to protectionism leading to ongoing trade uncertainties and/or new or increased tariffs;
•macro-economic uncertainty and potential disruptive policy changes due to global political unrest as seen within Hong Kong and strained relations between countries, such as between the United States and Russia or China;
•uncertainty due to Euroscepticism in various European Union countries and the impact of Brexit;
•increased support for populist parties; and
•rising income inequality.

These risks can also intersect with other risk considerations such as environmental and social risks including climate change and inequality. The impact of these factors include the possibility of continued low growth, sustained low interest rates, increases in inflation, increased volatility in interest rates and equity markets, and a continuation of relatively low yet volatile credit spreads. The impact on the economic environment from any of these events may not be consistent with our assumptions and expectations, which may adversely impact our financial results and the ability to implement our business strategy. Market-related impacts from the economic environment, legal, regulatory or policy changes or other governmental actions could continue to place pressure on our earnings, regulatory capital requirements, profitability, liquidity and our ability to implement our business strategies and plans. Low interest rates and increased volatility create a number of challenges for us including increased hedge costs, lower investment yields, adverse policyholder behaviour and lower levels of new business profitability. Other impacts of macro-economic uncertainty and volatility may lead to other financial and non-financial impacts including goodwill impairment, decline in our share price and impact on our credit and financial strength ratings. These risks continue to have the potential to inflict significant damage on global and regional markets.
Strategic Execution Risk
Our business strategies and plans are dependent on the successful execution of organizational and strategic initiatives designed to support the growth of our business. Our ability to manage the execution of these initiatives effectively and prioritize initiatives directly affects our ability to execute our strategies. Identifying and implementing the right set of initiatives is critical to achieving our business plan targets. Failure to identify and implement the right set of initiatives could also lead to cost structure challenges and inability to achieve our growth objectives.

Our financial performance is dependent upon our ability to implement and execute our business strategies and plans for growth. The current economic, regulatory and competitive environment requires us to identify and adapt rapidly to new opportunities and to refine our strategies. If we fail to identify new opportunities, revise our strategies on a timely basis or adapt to the changing environment, we may not be able to achieve our growth objectives.

Successful execution of our business strategies and plans impacts a number of factors, including our ability to generate sufficient earnings to maintain an adequate level of capital, our ability to generate sustained investment performance, our ability to meet regulatory requirements, our ability to manage our risk exposures effectively, our ability to attract and retain Clients and distributors, our ability to have the right set of diverse products and business mix, and our ability to reduce operating expenses while maintaining our ability to hire, retain and motivate key personnel. There is no certainty that we will be successful in implementing our business strategies or that these strategies will achieve our objectives. If our business strategies are not successful or are not executed effectively, we may not be able to achieve our growth objectives or react to market opportunities, which may have an adverse impact on our business and financial results.
Distribution Risk
Failure to achieve planned distribution scale could materially impact our financial and strategic objectives. This includes the inability to attract and retain intermediaries and agents at a cost that is financially feasible to the Company, or to develop digital sales and Client support capabilities and technologies. Distribution risk may also be influenced where our distribution or product strategy and related services (including digital sales and Client support capabilities and technologies) are not developed, modified or executed in line with our strategic objectives or in consideration of the changes in Client behaviour or our regulatory environment. In addition, the lack of a well-diversified distribution model in the jurisdictions in which we do business may cause over-reliance on agency channel or key partners.

We distribute our products through a variety of distribution channels, including direct sales agents, managing general agents, independent general agents, financial intermediaries, broker-dealers, banks, pension and benefits consultants and other third-party marketing organizations. We compete with other financial institutions to attract and retain these intermediaries and agents on the basis of products, compensation, support services and financial position. We also face the risk that our key distribution partners may undergo consolidation, change in ownership structure or change their distribution model which could materially impact sales and our growth targets. New distribution channels could emerge that may impact the effectiveness of our current distribution strategy. Distribution channels are growing rapidly in some businesses in certain countries, which may heighten the risks of market conduct
Sun Life Financial Inc. | sunlife.com                   41

             Annual Information Form 2021
and channel conflicts or overlaps. The capability to reach and retain Clients through use of digital technology and data analytics is becoming increasingly important in the insurance industry. While use of digital-based distribution channels may help us achieve or expand scale, these channels expose us to regulatory compliance and information security related risks. Our sales and results of operations could be materially adversely affected if we do not have the right distribution or product strategy and related technology or if we are unsuccessful in attracting and retaining intermediaries and agents.
Risks Relating to Mergers, Acquisitions, Divestitures and Strategic Investments
We regularly explore opportunities to selectively acquire other businesses or to divest ourselves of all or part of certain businesses, in support of our growth and strategic objectives. Any transaction that we enter into introduces a number of risks associated with economic, operational, strategic, financial, tax, legal, regulatory, compliance, and other factors.

There is a risk that we may be unable to make an appropriate acquisition in a desired market or business line or are unable to realize the financial and strategic benefits of the transactions due to competitive factors, regulatory requirements or other factors. There is a risk that the capital utilized to finance any transaction could limit our ability to deploy further capital to pursue other opportunities and initiatives. These risks could adversely impact our ability to achieve our financial and strategic objectives.

Our ability to realize the contemplated economic, financial, and strategic benefit of any transaction that we enter into is contingent on the effective separation and integration of the transferred businesses, restructuring or reorganization of related businesses, and motivating and retaining personnel to effectively execute these transactions. In addition, the integration of operations and differences in organizational culture may require the dedication of significant management resources, which may distract management’s attention from our day-to-day business. Anticipated cost synergies or other expected benefits may not materialize due to a failure to successfully integrate the acquired businesses with our existing operations. Any of these risks, if realized, could prevent us from achieving the expected results from a transaction or could impact our financial and strategic objectives.

Although we undertake extensive due diligence in connection with potential acquisitions, there may be liabilities or asset impairments that we fail to, or are unable to discover during our due diligence investigations. There could also be unforeseen liabilities or asset impairments, including goodwill impairments that arise in connection with acquisitions or divestitures of businesses. There is no assurance that we will achieve our financial or strategic objectives or anticipated cost savings following an acquisition.

The purchase and sale agreements that support acquisition transactions typically include indemnifications provided by the seller to the purchaser. These rights are typically limited by survival periods and limitations on the nature and amount of losses we may recover and there is a risk that these indemnifications will not be collectible or be sufficient to fully offset losses arising from the acquired business. We would also be exposed to the credit risk of the selling party with respect to its ability to pay if an indemnification provision is triggered.
Competitive Environment
Competition from insurance companies, banks, asset managers, mutual fund companies, financial planners and other service providers (including new entrants and non-traditional financial services companies) is intense, and could adversely affect our business in certain countries.

The businesses in which we engage are highly competitive and our ability to sell our products is dependent on many factors, including scale, price and yields offered, distribution channels, digital capabilities, financial strength ratings, range of product lines and product and service quality, brand strength, investment performance, historical dividend levels and the ability to provide value added services to distributors and Clients. In certain markets, some of our competitors may be superior to us on one or more of these factors. Our competitors have significant potential to disrupt our business through targeted strategies to reduce our market share which may include targeting our key people or bancassurance partners and other distributors or aggressively pricing their products. Our ability to achieve our business plans and strategies depends significantly upon our capacity to anticipate and respond quickly to these competitive pressures.

Technology is driving rapid change in the financial services sector and is enabling new entrants to compete or offer services to our competitors to enhance their ability to compete in certain segments of the insurance, wealth and asset management markets. The emergence of new technologies such as robotic process automation, artificial intelligence, blockchain and advanced analytics may have an impact on the financial services sector and how companies interact with their stakeholders. Our current competitors or new entrants may use these or other new technologies to provide services in various areas such as customized pricing, proactive outreach to Clients and targeted marketing in order to strengthen their Client relationships and influence Client behaviour. The impact of disruption from changing technology and innovation by traditional and non-traditional competitors who may offer a better user experience, functionality or lower priced products and may have lower distribution costs will require us to adapt at a more rapid pace and may create margin pressures. The risk of disruption may also impact our distribution models as new and low cost digital-based business models emerge in connection with the distribution of financial services and products, such as insurtechs and robo-advisors. These risks are evolving rapidly with an increasing number of digital users and are difficult to anticipate and respond to proactively, and may adversely impact our profitability and financial position.
Sun Life Financial Inc. | sunlife.com                   42

             Annual Information Form 2021

Competitors may offer a greater selection of or lower cost products, which may create margin pressure in some of our businesses and impact our profitability and market share. In the asset management sector, there has been a trend among investors towards lower-fee passive investment products such as index- and other types of exchange-traded funds, which may impact our ability to attract and retain Clients in our actively managed products. Product development and product life cycles have shortened in many product segments, leading to more intense competition with respect to product features. This increases product development and administrative costs and reduces the time frame over which capital expenditures can be recovered. Regulatory and compliance costs also generally rise with increases in the range and complexity of our product portfolio.

We have many large and well-capitalized competitors with access to significant financial resources and in certain jurisdictions, these competitors have significant market share and established distribution relationships and brands. Among other things, the competition in these industries throughout the world has resulted in a trend towards the global consolidation of the financial services industry including, in particular, the insurance, banking and asset management sectors. To the extent that consolidation continues, we will increasingly face competition from large, well-capitalized financial services companies in many of the jurisdictions in which we operate. These larger companies have the ability to heavily invest in fundamental activities for sustained profitable growth and superior Client service in the life insurance industry such as brand equity, product development, technology, risk management, and distribution capability. There can be no assurance these developments will not adversely affect our businesses in certain countries.

Many of our insurance products, particularly those offered by the group segment, are renewed annually. Given this relatively high frequency of renewal activity, this business may be particularly exposed to adverse persistency through competitive market pressures.

Different accounting bases of reporting and regulatory capital requirements across multiple jurisdictions may cause us to be at a disadvantage compared to some of our competitors due to differences in reported earnings and due to these reporting and regulatory capital requirements.
Investment Performance
Investment performance risk is the possibility that we fail to achieve the desired return objectives on our investment portfolio, or that our asset management businesses fail to design or execute investment strategies in order to achieve competitive returns on the products and managed accounts offered by these businesses. Failure to achieve investment objectives may adversely affect our revenue and profitability through slower growth prospects and adverse impacts on policyholder or Client behaviour.

For our insurance businesses, the performance of our investment portfolio depends in part upon the level of and changes in interest rates, spreads, credit experience, equity prices, real estate values, the performance of the economy in general, the performance of the specific obligors included in these portfolios and other factors that are beyond our control. These changes can affect our net investment income substantially in any period.

In our asset management businesses, investment performance, along with achieving and maintaining superior distribution and Client services, is critical. If investment performance is less than that of our competitors or applicable benchmarks, we could lose existing and potential Clients. Similarly, a shift in investing trends and Client preference towards products that differ from our investment products or strategies, and in particular, the trend towards passive or alternative investment portfolios, could also lead to increased outflows. Accordingly, poor investment performance by our asset management operations or a shift in investing trends and Client preferences could adversely affect sales, increase outflows, reduce the level of assets under management or lead to a decline in the fee margin, which could adversely impact our revenues, income and capital position.
Changes in Legal and Regulatory Environment
Most of our businesses are subject to extensive regulation and supervision. Changes to legislation, regulations or government policies, or the manner in which they are interpreted or enforced, may require that we make significant changes to our strategy, may result in increased implementation costs and diversion of resources to manage the change. These changes could impact financial reporting, accounting processes, capital requirements, the regulatory framework for our products and services, the regulation of selling practices, sales intermediaries (such as bancassurance) and product offerings (such as coverage for prescription drugs), solvency requirements, executive compensation, and corporate governance practices and could impose restrictions on our foreign operations (such as limits on foreign ownership of local companies). All of these changes could have an adverse effect on our business and operations. Our failure to comply with existing and evolving regulatory requirements could also result in regulatory sanctions and could affect our relationships with regulatory authorities and our ability to execute our business strategies and plans.

Currently there are a number of regulatory developments in Canada and globally which could impact our business and the way we are regulated or supervised in various jurisdictions, which include the following:
•OSFI is considering alternatives for in-force variable annuity and segregated fund capital requirements, to be effective January 1, 2025, which may materially change the capital required to support our in-force variable annuity and segregated fund business.
Sun Life Financial Inc. | sunlife.com                   43

             Annual Information Form 2021
•In Canada, there has been increased focus on enhancing the affordability of and accessibility to prescription drugs, including pressure from some provincial governments, the media and advocacy groups on the federal government to implement a form of nationalized pharmacare program. If implemented, a national pharmacare plan could impact our business in several ways, including premium income, our ability to offer prescription drug coverage, the price and level of coverage of other benefits we offer or are able to offer through our Canadian group benefits business, which in turn could impact plan renewals and retention of group Clients, plan member interaction and the value of other coverage offered by that business.
•Insurance and securities regulators continue to focus on client fairness, advisor conduct and related practices and are assessing product fees, compensation practices, sales practices and conflicts of interest. Regulators are also imposing higher standards that relate to interacting with clients in order to increase disclosure obligations related to fees; impose prohibitions or restrictions on the payment of certain types of commissions and service fees to agents, advisors and third-party distributors; resulting in changes to product features and sales and market practices by agents, advisors, product manufacturers and distributors. Examples of these changes include the Client Focused Reforms released by the Canadian Securities Administrators which fully came into effect on December 31, 2021, the Canadian Securities Administrators' ban on deferred sales charges expected to take effect in June 2022 and the implementation of the Financial Services Regulatory Authority of Ontario.
•In the U.S., states have enacted laws and regulations that require insurers to increase their level of regulatory reporting around risk management, solvency, and governance practices, and allow U.S. regulators to lead or participate in the group-wide supervision of certain international insurance groups. In December 2020, the NAIC finalized a group capital calculation that will be used by regulators to evaluate the capital position of insurance groups operating in the U.S.. The calculation does not set out specific capital requirements, but it could result in increased reporting and capital standards for insurance groups doing business in the U.S., including non-U.S. groups. Certain insurance holding company groups are exempt from the group capital calculation; however, its full impact on our business has not yet been determined.
•In June 2020, China passed the Hong Kong National Security Law ("NSL"), which is now in force in Hong Kong. Law enforcement authorities have extensive powers under the NSL, particularly in relation to investigations. In July 2020, the U.S. took steps to terminate the preferential treatment afforded to Hong Kong under the 1992 Hong Kong Policy Act. Additionally, then-U.S. President Trump signed into law the Hong Kong Autonomy Act (the “Act”) and issued an Executive Order, providing authority to impose primary sanctions against entities and individuals determined to have materially contributed to the undermining of Hong Kong’s autonomy. The Act also provides authority to impose secondary sanctions against non-U.S. financial institutions determined to have conducted a significant transaction for any individual or entity subject to primary sanctions under the Act. The U.S. Treasury Department has imposed primary sanctions on Chinese individuals, such as government officials in Hong Kong and Mainland China, under the Executive Order. China has similarly imposed sanctions on members of the U.S. Congress, heads of NGOs and former U.S. officials. Other countries, such as the United Kingdom, have also imposed similar sanctions on China. There may be heightened risks and uncertainties to our business in Hong Kong as a result of these developments.
•Regulators are increasing their focus on cybersecurity and new laws, regulations, directives and expectations have begun to emerge that will require the Company to continue to enhance its information security programs, increase regulatory reporting obligations and have an impact on the costs and resources associated with the Company’s information security activities.
•IBORs, including LIBOR, measure the average cost that banks pay to borrow from each other on an unsecured basis on a short-term basis. They are commonly used as a benchmark or reference rate for certain financial products and contracts. Certain IBORs will be discontinued or declared unrepresentative, including US dollar LIBOR which will be discontinued or declared unrepresentative either immediately after December 31, 2021 or immediately after June 30, 2023 (depending on the tenor). Uncertainty relating to the transition to alternative "risk free" rates, the use of ARRC or other fallback language, accounting and tax relief, and other factors related to reform may adversely affect our operations and cash flows and the value of and return on our Investments that are LIBOR or IBOR-based.
•Regulators in the various jurisdictions in which we operate have increased their focus on ESG matters, including the impact of climate change, and some regulators have taken steps towards introducing or have already introduced rules to address risks around ESG and climate change matters. We continue to monitor our risk management practices and disclosures as regulations and formal requirements evolve.

See the heading Regulatory Matters above for a description of our regulatory environment in Canada, the U.S., the UK, Asia and Bermuda and other examples of changes in regulation that may affect our business and operations. A summary of additional regulatory changes instituted by governments globally during 2021 in response to the COVID-19 pandemic are included in our 2021 MD&A under the headings "COVID-19" and "Risk Management - Risk Categories - Other Risks". See also the heading "Risks relating to the COVID-19 Pandemic" in this AIF.

Sun Life Financial Inc. | sunlife.com                   44

             Annual Information Form 2021
Environmental and Social Risk
Our financial performance, operations, and reputation may be adversely affected if we do not adequately prepare for the direct or indirect negative impacts of environmental and social risks. Environmental risk includes environmental damage on properties owned or managed by us and climate change related physical and transition risks. These events and developments may include increased frequency and severity of natural or human-made environmental disasters, longer-term shifts in climate patterns, emerging regulatory and public policy developments, and their impacts on our operations, invested assets, suppliers, Clients and reputation. External factors such as stakeholder expectations around environmental performance, resource constraints and costs associated with adaptation are also potential sources of environmental risk. Risks that affect our Clients and our suppliers could have a negative impact on our operations and performance. Social risk includes but is not limited to public health issues and issues of inequality. These risks are considered in our key risk assessments. An environmental issue on a property owned or operated by us could have financial or reputational impacts.

A transition to a lower carbon economy could affect asset values. Portfolio investments in coal, conventional oil and oil sands producers, utilities and related fossil fuel industries, railways and pipelines, as well as markets that depend on these industries, may be subject to additional financial risk as a result of changes in regulation, cost of capital, consumer preferences and competition from renewable energy companies leading to lower overall profitability and/or stranded assets (assets for which the investment costs cannot be recovered as intended).

Physical climate impacts could affect investments in real assets such as real estate, commercial mortgages, and infrastructure, as well as our own operations, and operations and revenues of our Clients and businesses across our portfolios. Risks may result from increased severity and frequency of extreme weather events and from longer-term shifts in climate patterns.

If our Clients, shareholder groups, or other key stakeholders deem that our environmental, social, climate change or other sustainability-related practices are inadequate, our reputation and operations could be negatively affected. Failure to comply with an existing or potential Client's policies in these areas could disqualify us from bidding on, or earning business opportunities, or retaining existing business. We may also experience reduced access to capital markets if sustainability indices and/or investors find that our practices fall short of their criteria, which in turn could result in being removed from one or more of these indices or as an appropriate investment by investors.

As an owner/lessor of, investor in real estate, we may be impacted where environmental events damage or disrupt our underlying properties. Our businesses and the properties underlying our investments are subject to environmental laws and regulations in all key jurisdictions where we carry on business or hold investments. Consequently, we may experience environmental impacts or liabilities that could adversely affect the value of those businesses and properties, their ability to generate income, and costs related to any required compliance requirements or remediation. Through other invested assets, such as loans, bonds or equity investments, we could be subject to these impacts and negative consequences from environmental issues arising at the level of the issuer and/or specific asset. Our reputation and operations may be adversely affected if we or our tenants, borrowers, or other associated parties violate environmental regulations or best practices.

As noted above under Insurance Risk - Mortality and Morbidity Risk, environmental risks, including climate change risks have implications in areas such as catastrophic risk and the concentration risk presented by natural and human-made environmental disasters, which could impact our mortality and morbidity experience and our pricing and modeling assumptions as these events increase. For example, in our group benefits businesses, a localized event that affects the workplace of one or more of our Clients could cause a significant loss related to a concentration of claims under group policies.

In addition to the impacts noted above, failure to adequately prepare for the potential impacts of environmental risks, including those associated with climate change, may have other direct and indirect negative impacts. These may include business losses or disruption, including a shift in Client preferences or demands, resulting from:
•extreme weather conditions or other environmental disasters,
•longer-term shifts and impacts related to warming temperatures, the availability of food and water and other ongoing climate change impacts,
•wider and/or more rapid transmission of new and existing diseases through pandemics or otherwise, and
•other unforeseen human consequences.

Significant environmental changes and disasters may also reduce the overall level of economic activity in affected areas which could hurt our businesses, the value of our investments, our ability to offer products and services, or service our existing Clients.

These risks could also harm the financial condition of our reinsurers and insurers of property which we own, lease, have invested in or manage which may increase the risk of default on recoveries from these reinsurers and insurers, may increase the cost of reinsuring our business or the cost of insurance, and may result in reinsurance or insurance coverage being unavailable.

Sun Life Financial Inc. | sunlife.com                   45

             Annual Information Form 2021
Operational Risk
Operational risk is the risk of loss (financial and non-financial) resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk is present in all of our business activities and encompasses a broad range of risks as described below. Operational risk is embedded in the practices utilized to manage other risks and, therefore, if not managed effectively, operational risk can impact our ability to manage other key risks.
Information Security and Privacy Risks
Information and technology are used in almost all aspects of our business and operations. As part of our Client strategy, we continue to enhance the digital side of our business to support and enable new business models and processes, that are more personal, proactive and predictive.

Our business and the successful implementation of our digital strategy are dependent on various factors including maintaining a secure environment for our Clients, employees and other parties' information. This requires the effective and secure use, management and oversight of information and physical assets. We engage with various stakeholders and leverage emerging technologies, including digital, mobile applications, cloud computing, artificial intelligence and robotic process automation. These technologies are used to collect, process and maintain information relating to business transactions and financial reporting, as well as the personal information of our Clients and employees. We also obtain services from a wide range of third-party service providers and have outsourced some business and information technology functions in various jurisdictions.

There continues to be an increasing number of information security compromises and privacy breaches across industry sectors, governments and individuals. The increasing scope and complexity of malicious activity poses a significant risk to our systems and these risks may be exacerbated by the breadth of our operations, our geographic footprint and the complexity of our technology systems. The risk of information security compromises and privacy breaches has also increased during the COVID-19 pandemic as individuals continue remote working arrangements. A serious security or privacy breach of either an internal or third-party service provider’s computer system that contains sensitive business, Client and/or employee information may result in business interruption, theft or misuse of confidential information, regulatory penalties and scrutiny, litigation, reputational damage and may have an adverse impact on current and future business opportunities with our Clients, employees and business relationships.

In particular, privacy breaches could occur and may result in unauthorized access and disclosure or use of personal information. Many jurisdictions in which we do business are developing and implementing reporting requirements relating to cybersecurity and more stringent consumer privacy legislation.

We have established security controls and processes that are intended to protect information and computer systems including information security risk assessments and privacy impact assessments. Notwithstanding these measures, the threat environment is rapidly and constantly changing, and there remains a possibility that our processes and controls could be unsuccessful in detecting or preventing a security breach. We remain vulnerable, and work with third parties who may also be vulnerable, to computer viruses and other types of malicious software, cyber-attacks and hacking attempts from unauthorized persons, the physical theft of computer systems, internal programming or human errors, fraud, or other disruptive problems or events. There is also a risk that certain internal controls fail, which could also exacerbate the consequences from such events.

Sun Life Financial Inc. | sunlife.com                   46

             Annual Information Form 2021
Human Resources Risk
Our ability to achieve business objectives can be adversely affected if we are unable to attract, retain or effectively deploy resources with the in-depth knowledge and necessary skills required, or are unable to design compensation programs that effectively drive employee behaviour. Failure to manage Human Resources risk can also lead to direct financial and reputational loss including losses arising from activity that is inconsistent with Human Rights or employment laws or health and safety regulations.
Regulatory Compliance, Legal and Conduct Risk
We are subject to extensive regulatory oversight by financial services regulators in the jurisdictions in which we conduct business. In recent years, there has been an increased focus by regulators globally on Client fairness, conduct, anti-money laundering, privacy and data governance. Failure to comply with applicable laws or to conduct our business consistent with changing regulatory or public expectations could adversely impact our reputation and may lead to regulatory investigations, examinations, proceedings, settlements, penalties, fines, restrictions on our business, litigation or an inability to carry out our business strategy.

Our business is based on public trust and confidence and any damage to that trust or confidence could cause Clients not to buy, or to redeem our products. We also face a significant risk of litigation in the ordinary course of operating our business including the risk of class action lawsuits. In addition, we also face the risk of reputational damage or loss due to intentional, malicious, illegal or unethical acts such as fraud, misappropriation or circumvention of the law by internal and/or external parties including our employees, Clients, distributors, service providers or other third parties. Even with controls in place, these parties may behave in ways that could harm, injure or otherwise negatively impact our Clients and other stakeholders. For instance, we may not be able to fully monitor or control the manner of distribution of our products by third party firms or the submission of falsified applications or claims, despite the training program and compliance testing in place. We may suffer financial, reputation or other harm to our business if our products are distributed by such firms in an inappropriate manner or to Clients for whom such products are unsuitable. We are subject to anti-bribery and anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, the Canadian Corruption of Foreign Public Officials Act, and the UK Bribery Act, each of which include significant civil and criminal penalties if breached. Our policies, including our Code of Conduct, require strict adherence to these laws. In the course of business, we, or our joint ventures, distributors or other non-controlled business partners, may from time to time transact with government entities. As a consequence, we may be at risk of censure under anti-bribery and anti-corruption laws if our or our partners' due diligence or other process and procedures when transacting with government entities are deemed inadequate.

Insurance and securities regulatory authorities and other government agencies in jurisdictions we operate regularly make inquiries, conduct investigations and administer market conduct examinations with respect to compliance with applicable anti-money laundering, bribery, corrupt practices, insurance, privacy and securities laws and regulations. As well, regulatory and governmental authorities, industry groups and rating agencies have developed initiatives regarding market conduct. In recent years, financial services regulators and other governmental authorities in many of the countries in which we operate have raised issues and commenced regulatory inquiries, investigations and proceedings with respect to current and past business practices in the financial services industry, and have given greater emphasis to the investigation of those practices. For example, regulatory reviews and investigations have been made concerning suitability of sales of certain products, payment of commissions and other fees to intermediaries, market timing and late trading in investment funds, governance practices, allegations of improper life insurance pricing, sales and compensation practices by life and annuity insurers and mutual fund dealers, including related conflicts of interest and anti-money laundering controls and procedures. Current and future regulatory investigations, examinations, proceedings, and civil actions arising out of such matters could adversely affect our reputation, and may result in settlements, penalties, fines, restrictions on our business, litigation or an inability to carry out our business strategy or may cause us to make changes to our business and compliance practices, policies and procedures, which in turn could impact our profitability and future financial results and increase our litigation risk.

Under the Insurance Act and the Supervisory Information (Insurance) Regulations (Canada) and pursuant to similar restrictions in other jurisdictions, we are prohibited from directly or indirectly disclosing any supervisory information relating to SLF Inc., Sun Life Assurance and their affiliates.
Information Technology Risk
The use of technology and computer systems is essential in supporting and maintaining business operations. We use technology to support virtually all aspects of our business and operations. The rapidly changing business environment increases the risk of our technology strategy not being agile enough to adapt to new business demands in a timely manner leading to financial losses, increased costs and the inability to meet Client needs.

Initiatives supporting our business strategy rely on developing innovative information technology solutions and upgrading our existing systems on a timely basis to meet business needs. Although every reasonable precaution is taken to ensure information technology systems remain available, stable and current, it is not possible to fully eliminate all risk. Some changes and upgrades are extremely complex and there is a chance that an undetected technical flaw may exist, which, when implemented, stops or disrupts critical information technology systems or business applications or leads to operational errors such as incorrect financial reporting.
Sun Life Financial Inc. | sunlife.com                   47

             Annual Information Form 2021
Third-Party Risk
We engage in a variety of third-party relationships, including with distributors, independent contractors, outsourcing service providers and suppliers. Our profitability or reputation could be impacted if these third parties are unable to meet their ongoing service commitments or fail to perform to expected standards.

An interruption in our relationship with certain third parties or other parties engaged by such third parties, the impairment of their reputation or creditworthiness, their failure to provide contracted services in the manner agreed or in accordance with applicable laws and regulations could materially and adversely affect our business objectives or expose us to regulatory fines and/or reputational harm. Even with contingency plans developed for our material third party arrangements, there can be no assurance that we would be able to transition to alternate sources for these arrangements in a timely manner, at reasonable cost, or with minimal disruption to our stakeholders.
Business Disruption Risk
Our businesses are dependent on the availability of trained employees, physical locations to conduct operations and access to technology. A significant business disruption to our operations can result if one or more of these key elements are negatively impacted.

Although we have implemented and periodically test our business continuity, crisis management and disaster recovery plans, a sustained failure of one or more of our key business processes or systems could materially and adversely impact our business, operations and employees. These failures can result from disruption of our processes and systems due to utility outages, fires, floods, severe storms, cyber-attacks, terrorism and other human-made attacks, natural disasters and other events. We have experienced increased incidences and impacts of disruption due to weather events such as tropical storms and flooding in the geographies in which we operate, as well as earthquakes and pandemic risks. In addition to these key business processes and system disruptions, these unanticipated events, including disease pandemics, can also negatively affect staff, preventing them from working or from operating business processes. Business disruptions can also occur due to changes in environmental risk and related impacts have been highlighted above under the heading Environmental and Social Risk. Also, because some of our business processes are performed by third parties and some of our systems interface with or are dependent on third-party systems, we could experience service interruptions if these third-party operations or systems fail.
Model Risk
We use complex models to support many business functions including product development and pricing, capital management, valuation, financial reporting, planning, hedging, asset-liability management, risk management and advanced analytics (such as artificial intelligence, predictive modeling and decision making algorithms). Model risk is the risk of loss, either in the form of financial loss, inappropriate or poor business decisions, damage to reputation, or other adverse impact, arising from inaccurate model outputs or incorrect use or interpretation of model outputs.

Model risk can arise from many sources including inappropriate methodologies, assumptions or parameters, incorrect use of source data, inaccurate or untimely source data, incorrect application or operator errors, increasing product complexity and regulatory expectations. If the models' methodologies and assumptions are not appropriately set or well controlled, or data or implementation errors occur in the models, this could result in a negative impact on our results and financial position.

Many of our methods and models for managing risk and exposures are based upon the use of observed historical precedents for financial market behaviour, credit experience and insurance risks. As a result, these methods may not fully predict future risk exposures, which can be significantly greater than our historical measures indicate. Other risk management methods depend upon the evaluation of information regarding markets, Clients, catastrophic occurrence or other matters that are publicly available or otherwise accessible to us. However, this information may not always be accurate, complete, up-to-date, properly evaluated or necessarily indicative of ultimate realized experience. As we review and update our models, changes might be made to valuation methods and assumptions, which may impact our results.
Information Management Risk
As an international provider of financial services, we deal with extensive information across a number of countries. Information management risk is the inability to capture, manage, retain and appropriately dispose of business records, the inability to provide data that is fit for purpose, accurate, complete or timely to support business decisions, and the inability to manage data location and cross-border appropriately. Failure to manage these risks could have financial or reputational impacts, and may lead to regulatory proceedings, penalties and litigation.

Additional information on operational risk can be found in the Risk Factors section of this AIF.

Sun Life Financial Inc. | sunlife.com                   48

             Annual Information Form 2021
Liquidity Risk
Liquidity risk is the possibility that we will not be able to fund all cash outflow commitments and collateral requirements as they fall due. This includes the risk of being forced to sell assets at depressed prices resulting in realized losses on sale. This risk also includes restrictions on our ability to efficiently allocate capital among our subsidiaries due to various market and regulatory constraints on the movement of funds. Our funding obligations arise in connection with the payment of policyholder benefits, expenses, reinsurance settlements, asset purchases, investment commitments, interest on debt, and dividends on common and preferred shares. Sources of available cash flow include general fund premiums and deposits, investment related inflows (such as maturities, principal repayments, investment income and proceeds of asset sales), proceeds generated from financing activities, and dividends and interest payments from subsidiaries. We have various financing transactions and derivative contracts under which we may be required to pledge collateral or to make payments to our counterparties for the decline in market value of specified assets. The amount of collateral or payments required may increase under certain circumstances (such as changes to interest rates, credit spreads, equity markets or foreign exchange rates), which could adversely affect our liquidity.

Under stress conditions, increases in funding obligations can occur in conjunction with reductions in cost effective sources of available cash inflow. In particular, adverse stress scenarios could involve increases in policyholder cash surrenders and terminations and decreases in the amounts of premiums and deposits being generated by existing and new Clients. Adverse capital market conditions may also be associated with a reduction in available market liquidity and clearing prices for expected asset sales, and reductions in the level of cash inflows (dividends, interest payments and expected maturities) on continuing portfolio investments. These developments could have an adverse effect on our financial position and results of operations.

We engage in various transactions including repurchase agreements and other capital markets transactions to meet short-term cash requirements. The cost and our ability to execute these transactions may be negatively impacted by illiquid or volatile markets. Disruption in the financial markets may limit our access to capital in the event we are required to seek additional liquidity to operate our businesses. This will result in increased costs to raise capital coupled with less desirable terms or maturities which would decrease future profitability and financial flexibility.

SLF Inc. is a holding company for its insurance, wealth and asset management subsidiaries and does not have significant operations of its own. Dividends and interest payments from its subsidiaries are its principal sources of cash. If the cash received from its subsidiaries is insufficient, then it may be required to raise debt or equity externally or sell some of its assets. We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.'s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances.

In addition, rating agencies publish credit ratings of securities issued by SLF Inc. and its subsidiaries, which have an impact on the interest rates paid by those companies on borrowed funds. A material downgrade in the issuer credit ratings could limit our access to capital or increase the cost of borrowing and may have an adverse effect on our financial condition.

We have established financing arrangements that support NAIC statutory reserves for universal life policies issued by Sun Life Assurance in the U.S. Our ability to support these reserves with these financing structures can be negatively impacted by market conditions and regulatory changes. Further, these financings, in all or in part, are treated as operating leverage by the rating agencies. If, due to a change in rating agency methodology or position, the rating agencies cease to treat these financings as operating leverage, without providing any grandfathering provisions, there may be an adverse impact on our credit and financial strength ratings.

Sun Life Financial Inc. | sunlife.com                   49

             Annual Information Form 2021
Other Risks
Risks relating to the COVID-19 Pandemic
Pandemics, epidemics or outbreaks of an infectious disease could have an adverse impact on our results, business, financial condition or liquidity, and could result in changes to the way we operate. The COVID-19 pandemic and the measures imposed by governments around the world to limit its spread including travel restrictions, business closures, social distancing protocols, school closures, quarantines, and restrictions on gatherings and events, have disrupted the global economy, financial markets, supply chains, business activity and productivity in unprecedented ways. The duration and impacts of the COVID-19 pandemic in the countries in which we operate are varied and cannot currently be determined. Containment measures continue to impact global economic activity, including the pace and magnitude of recovery as well as contributing to increased market volatility, supply chain disruptions, inflationary pressures, and changes to the macroeconomic environment. Governments, monetary authorities, regulators and financial institutions, have taken, and continue to take, actions in support of the economy and financial system. These actions include fiscal, monetary and other financial measures to increase liquidity, and to provide financial aid to individuals and businesses. While some programs and temporary measures have come to an end, others remain in place or have continued to be developed in an effort to support the economy. Additional risks are emerging around governments' withdrawal of COVID-19 pandemic support measures, and how they will seek to finance the unprecedented level of support. If the COVID-19 pandemic is prolonged, the adverse impact on the global economy could deepen, augmenting financial market declines or volatility, corporate insolvency risks and negative household wealth impacts. The continuing or worsening of the economic and market conditions caused by the COVID-19 pandemic, and impact on Clients, industries and individual countries could have a material adverse effect on our businesses including sales, fee income, investment performance, expenses, results of operations, corporate reputation and financial condition. Sustained adverse effects could negatively impact profitability and also make it difficult for us to access capital markets, could impact our liquidity and capital position, or may result in downgrades in our credit ratings. To the extent the COVID-19 pandemic adversely affects our business, results of operations, corporate reputation and financial condition, it may also have the effect of heightening many of the other risks described in the section entitled "Risk Factors" in this document and "J - Risk Management" in our 2021 MD&A. This includes, but is not limited to:

•Market risks, such as equity, interest rates and spread, real estate, and foreign currency risks, including impact on fee income;
•Insurance risk, including higher than expected mortality and, morbidity claims and adverse policyholder behaviour including but not limited to higher than expected policy lapses, withdrawals, and surrenders;
•Credit risk, including defaults, impairments and downgrades;
•Business and strategic risk including economic and political risk, business strategy implementation risk, distribution risk, expense risk, changes in Client behaviour, sales, investment performance, and changes in legal and regulatory environment;
•Operational risk, including information security and privacy risk, human resources risks, regulatory compliance, legal and conduct risk, information technology risk, processing risk, third-party risk, and business disruption risk, and change management risk with the need to quickly implement and execute new programs and procedures to support Clients, advisors, employees, products, and services; and
•Liquidity risk including collateral, and payment deferrals on invested assets or policyholder insurance premium impacts.

While rising vaccination rates have supported an easing of containment measures in some geographies, progress towards re-opening has been accompanied by resurgences in the spread of COVID-19 including variants and the re-imposition of restrictions in other geographies. The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus, including variants, mass vaccine production and distribution, vaccine efficacy, public acceptance of containment measures and vaccine adoption, the subsequent reduction in rates of infection and the actions taken by governments, monetary authorities, regulators, financial institutions, businesses and individuals, which could vary by country and result in differing outcomes. Given the extent of the circumstances, it is difficult to reliably measure or predict the potential impact of this uncertainty on our future financial results.

Sun Life Financial Inc. | sunlife.com                   50

             Annual Information Form 2021
IFRS 17 and 9
IFRS 17 Insurance Contracts ("IFRS 17") and IFRS 9 Financial Instruments ("IFRS 9") are effective for Canadian insurance companies for annual periods beginning on or after January 1, 2023.

IFRS 17 will replace IFRS 4 Insurance Contracts and establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts.

IFRS 9 will replace IAS 39 Financial Instruments: Recognition and Measurement and includes guidance on the classification and measurement of financial instruments, impairment of financial assets and hedge accounting.

Risks related to IFRS 17 and 9 include:
•Operational risk - the standards requires a more expansive set of data, introduces complex estimation techniques, computational requirements and disclosures, which necessitate a major transformation to various actuarial and financial reporting processes, tools, and systems.
•Business and strategic risk - the standards may create additional volatility in our financial results and capital position. Volatility of reported results may require changes to business strategies and the introduction of new or modified non-GAAP measures to explain our results. The impact to business strategy could include changes to hedging and investment strategy, product strategy and the use of reinsurance and, as a result, could impact our exposures to other risks such as counterparty risk and liquidity risk.
•Regulatory Capital risk - the regulatory capital framework in Canada currently based on IFRS 4 will align with IFRS 17 effective January 1, 2023. The impact to Sun Life from this change is currently uncertain. While OSFI has stated that it intends to maintain capital frameworks consistent with current capital policies and to minimize potential capital impacts at the industry level, the impact for individual companies may vary. OSFI will make changes to the LICAT guideline to reflect IFRS 17 and is consulting directly with key stakeholders. LICAT guideline changes for Segregated Fund Guarantee capital are also planned to take effect January 1, 2025. OSFI has been engaging the industry in testing of new Segregated Fund Guarantee capital requirements, and the impact will not be known until the final calibrations are completed.
•Impact on tax - in certain jurisdictions, including Canada, the implementation of IFRS 17 may impact tax positions and other financial metrics that are dependent upon IFRS accounting values.
International Operations
The future success of our businesses in our international operations depends in large part on our ability to grow and compete in the markets where we operate. Challenges in these markets pose strategic and execution risk including our ability to attract and retain qualified employees and executives with local experience and critical skills, political, legal, economic, competition or other risks, risks associated with joint venture operations, developing and executing our risk management practices, and our ability to attract, retain, expand and diversify distribution channels.

If we are unable to attract, retain and engage qualified employees and executives with relevant experience and critical business skills, our ability to grow our business in our international operations as quickly as planned may be limited. Competition for qualified employees and distribution partners in our international operations, in particular the Asian markets, continues to be strong and could adversely impact our ability to attract and retain talent.

Our international operations may face political, legal and regulatory, economic, competitive, operational or other risks that we may not face in our domestic operations. Examples of this type of risk are the risk of changes in regulation, political risks due to changes in government, discriminatory regulation, political instability, nationalization or expropriation of assets, changes to the maximum level of non-domestic ownership, price controls and exchange controls or other restrictions that could prevent us from transferring funds from these operations out of the countries in which they operate or converting local currencies we hold into Canadian dollars or other currencies.

Capital markets in certain international markets may not have the same depth, liquidity or range of investment options generally available in other markets in which we operate. In particular, the more limited availability of long-duration assets exposes our Asian operations to higher asset-liability management costs and potential risk.

We have entered into joint venture arrangements in certain markets in Asia, where we may have a lesser degree of control over these businesses that may expose us to additional operational, financial, compliance and legal risks. We may be dependent on our joint venture counterparty for capital, product distribution, local market knowledge, or other resources. Our ability to exercise management control or influence over these joint ventures and the success of our investments in them will depend on the cooperation between the joint venture participants and the terms of the joint venture agreements, which allocate control among the joint venture participants. If we are unable to effectively manage these joint ventures, or any joint venture counterparty fails to meet its obligations under the joint venture arrangement, encounters financial difficulty, elects to alter, modify or terminate the relationship, or a joint venture does not comply with local legislation or regulations, we may be unable to achieve our objectives and our results of operations and brand may be negatively impacted.
Sun Life Financial Inc. | sunlife.com                   51

             Annual Information Form 2021
Capital Adequacy
Capital adequacy risk is the risk that our capital position is not or will not be sufficient to withstand adverse economic conditions, to maintain our financial strength, to allow us and our subsidiaries to support ongoing operations and to take advantage of opportunities for expansion, and to support the risk taking activity in pursuit of our business objectives.

The strength of our capital position depends in part upon the level of and changes in interest rates and equity prices, credit experience, mortality and morbidity experience, currency rate fluctuations and our overall profitability.

Various factors such as declining equity markets, downgrades in ratings, changes in interest rates, changes in credit spreads on corporate bonds and asset backed securities, lower earnings and inability to access capital markets on a timely basis may negatively impact our capital ratios, and may impair our financial position and our ability to execute our business strategies and plans. In addition, regulatory changes being considered by other regulators world-wide may adversely impact the capital ratios of SLF Inc. and its insurance subsidiaries. These factors may impair our financial position and our ability to execute our business strategy.
Credit and Financial Strength Ratings
Financial strength ratings represent the opinions of rating agencies regarding the financial ability of an insurance company to meet its obligations under insurance policies. Credit ratings indicate the opinions of rating agencies regarding an issuer's ability to meet the terms of debt, preferred share and Tier 1 hybrid capital obligations in a timely manner, and are important factors in a company’s overall funding profile and ability to access external capital. A downgrade by a rating agency in the credit ratings of securities issued by SLF Inc. and its subsidiaries or the financial strength ratings of SLF Inc.'s insurance company subsidiaries could adversely affect our financial condition and results of operations.

The financial strength rating of an insurance company is a key competitive factor in marketing its products and in attracting and retaining agents and distributors. If our credit or financial strength ratings are downgraded, our financial condition, competitive position and results of operations could be negatively impacted in many ways, including:
•Reducing new sales of insurance products, annuities and investment products;
•Requiring us to reduce prices for products and services to remain competitive;
•Higher level of surrenders and withdrawals;
•Higher reinsurance costs;
•Increasing our cost of capital and limiting our access to the capital markets, thus reducing our financial flexibility;
•Reducing our ability to enter into normal course derivative or hedging transactions and increasing the costs associated with such transactions; and
•Adversely affecting our relationships with our advisors and third-party distributors of our products.

In addition, downgrades in our credit or financial strength ratings below thresholds specified in certain of our derivative agreements, reinsurance agreements and other agreements could result in the counterparties to those agreements having the right to terminate those agreements or to require that we provide support for those agreements in the form of collateral or letters of credit.

Changes in methodologies and criteria used by rating agencies could also result in downgrades that do not reflect changes in the general economic conditions or our financial condition.

Additional information concerning our ratings is provided in this AIF under the heading Security Ratings and in our 2021 MD&A under the heading Financial Strength.
Tax Matters
The validity and measurement of tax benefits associated with various tax positions taken or expected to be taken in our tax filings are a matter of tax law and are subject to interpretation. Tax laws are complex and their interpretation requires significant judgment. The provision for income taxes reflects management’s interpretation of the relevant tax laws and its best estimate of income tax implications of the transactions and events during the period. There can be a risk that tax authorities could differ in their interpretation of the relevant laws and could assert that tax positions taken by the company give rise to a need for reassessment, including reassessment under specific or general anti-avoidance rules or transfer pricing provisions.

The assessment of additional taxes, interest and penalties or damage to the Company’s reputation could be materially adverse to our future results of operations and financial position.

Under the liability method of accounting for income taxes, deferred tax assets are recognized for the carryforward of unused tax losses and tax credits, as well as amounts that have already been recorded in the financial statements, but will not result in deductible amounts in determining taxable income until future periods. Deferred tax assets are recognized only to the extent of the probability that taxable profit will be available against which the future tax deductions and unused tax losses can be utilized.

Sun Life Financial Inc. | sunlife.com                   52

             Annual Information Form 2021
At the end of each reporting period, we must assess the value of our deferred tax assets. The determination of our deferred tax assets is dependent upon projections of future taxable profits. Our projections require significant judgments and estimates about future events, including global economic conditions and the future profitability of our businesses. If the profitability of our businesses is lower than our projections or if our outlook diminishes significantly, we may be required to reduce the value of our deferred tax assets. Any change to our deferred tax assets could have a material adverse impact on our future results of operations and financial position.

We are also subject to changing income tax regulations. We currently have an effective income tax rate that is lower than the Canadian statutory income tax rate for corporations. The Company reflects favourable tax impacts in its financial statements from certain tax benefits, including but not limited to tax-exempt investment income, dividends received deductions, tax credits (from certain investments or from taxes paid on foreign source income), and favourable tax rates in certain jurisdictions in which we operate. In addition, many of our life insurance products benefit Clients with preferred tax treatment under various tax regimes. For example life insurance policies and annuity contracts in the U.S. and Canada allow for the deferral or elimination of taxation on earnings (inside buildup) accrued under the policy. There is a risk that tax legislation, administrative guidance or legislative developments could lessen or eliminate some of the benefits currently available to the Company or its policyholders. This risk could result in lower product sales or increased lapses of policies, and could have a material adverse effect on our future results of operations and financial position.

From time to time, governments in countries in which we operate enact changes to statutory corporate income tax rates. A change in income tax rate requires us to review and re-measure our deferred tax assets and liabilities as of the date of substantive enactment. As of December 31, 2021, the Company reported a $1,526 millions net deferred tax asset in its Consolidated Statements of Financial Position, primarily in Canada. Any future tax rate reductions in jurisdictions where we carry a net deferred tax asset could result in a reduction in the carrying value of the deferred tax asset and a corresponding income tax expense at the time of substantive enactment of a rate reduction.

In light of significant deficits incurred due to the COVID-19 pandemic, governments may seek to raise corporate tax rates or introduce further base-broadening measures, which could materially impact our tax expense.

Legal and Regulatory Proceedings
We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings is provided in Note 23 of our 2021 Consolidated Financial Statements and is incorporated herein by reference.

Since January 1, 2020, (i) no penalties or sanctions have been imposed against Sun Life by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; (ii) Sun Life has not entered into any settlement agreements with a court relating to Canadian securities legislation or with a Canadian securities regulatory authority and (iii) no penalties or sanctions have been imposed against Sun Life by a Canadian securities regulatory authority, other than nominal late filing fees, or by a court relating to Canadian securities legislation.

Additional Information
Additional information including directors' and officers' remuneration and indebtedness, principal holders of SLF Inc.'s securities, securities authorized for issuance under equity compensation plans and interests of informed persons in material transactions, if applicable, is contained in SLF Inc.'s information circular for its most recent annual meeting of security holders that involved the election of directors. Additional financial information is provided in SLF Inc.'s MD&A and consolidated financial statements for its most recently completed financial year.

Requests for copies of these documents may be sent to the Corporate Secretary of SLF Inc. at 1 York Street, 31st Floor, Toronto, Ontario, M5J 0B6. Copies of these documents and other additional information related to SLF Inc. are available at www.sunlife.com, www.sedar.com and www.sec.gov.

Sun Life Financial Inc. | sunlife.com                   53

APPENDIX A
SUN LIFE FINANCIAL INC. AND
SUN LIFE ASSURANCE COMPANY OF CANADA (“THE CORPORATION”)
CHARTER OF THE AUDIT COMMITTEE
The Audit Committee (the “Committee”) is responsible for assisting the Board of Directors (the “Board”) in overseeing the integrity of financial statements and related information provided to shareholders and other stakeholders, compliance with financial regulatory requirements, adequacy and effectiveness of the internal controls implemented and maintained by management, and assessing the qualifications, independence and performance of the external auditor.
1.Duties and Responsibilities
In assisting the Board with its oversight role, the Committee:
1.1Financial Reporting
a)Reviews with management and the External Auditor and makes recommendations to the Board on the approval of the quarterly unaudited and the annual audited consolidated financial statements (“Quarterly and Annual Financial Statements”), including the notes thereto, Management’s Discussion and Analysis and related news release.
b)In conducting its review of the Quarterly and Annual Financial Statements:
i.reviews the reported and underlying earnings;
ii.discusses with the President & Chief Executive Officer and the Chief Financial Officer any significant issues raised in connection with the certifications relating to financial disclosure and controls that those officers are required to file with securities regulatory authorities;
iii.receives reports from the Chief Actuary on the parts of the quarterly and annual audited consolidated financial statements prepared by that officer;
iv.reviews with management and the External Auditor the Corporation’s principal accounting and actuarial practices and policies; and
v.considers emerging industry, regulatory and accounting standards and the possible impact on the Corporation’s principal accounting practices and policies, including consideration of the use of non- International Financial Reporting Standards (IFRS) measures.
c)Periodically reviews tax matters.
d)Reviews the annual report on litigation matters or other reports, as required.
e)At the request of the Chair of the Committee, reviews finance, accounting and tax related aspects of material transactions that are being proposed by the Corporation.
1.2External Auditor
a)Reviews the External Auditor’s audit findings reports and (i) seeks assurances from the External Auditor that the financial statements, including the notes thereto, fairly present the financial position, results of operations and cash flows of the Corporation; (ii) assures itself that the External Auditor is satisfied that the accounting estimates and judgements made by management, and management’s selection of accounting principles, reflect an appropriate

February 9, 2022 54

55

application of International Financial Reporting Standards; (iii) discusses with the External Auditor any significant changes that were required in the external audit plan; and (iv) discusses any significant issues raised with management during the course of the audit or review and oversees the resolution of any disagreements, including any restrictions on the scope of activities or access to information, and those matters that are required to be discussed under generally accepted auditing standards.
b)Discusses with the External Auditor on a quarterly basis the results of quarterly review procedures over the financial statements, including discussions on key areas of judgement, significant transactions in the quarter and the progress against the external audit plan.
c)Reviews the independence of the External Auditor, including the requirements relating to such independence under the laws governing the Corporation, the applicable rules of stock exchanges on which the Corporation’s securities are listed, and regulatory bodies with responsibility for establishing auditor independence requirements and policies and at least annually receives and reviews with the External Auditor its written statement delineating relationships with the Corporation and, if necessary, recommends that the Board take appropriate action to satisfy itself of the External Auditor’s independence and accountability to the Committee, the Board and shareholders.
d)Appraises the qualifications and performance of the External Auditor, including timing and implementation of the rotation of the lead audit partner, and recommends to the Board the appointment, or if so determined by the Committee the replacement, of the External Auditor, subject to the approval of the shareholders.
e)Reviews and approves the scope and terms of the External Auditor’s engagement, and reviews and recommends for approval by the Board the engagement letter and remuneration of the External Auditor.
f)Reviews and approves the Restricting Use of External Auditor Policy which outlines the services for which the External Auditor can be engaged, the approval process for such services and the policy regarding the employment of former employees of the External Auditor.
g)Determines, reviews and approves the services to be performed by the External Auditor and the fees to be paid to the External Auditor for audit, audit-related and other services permitted by law and in accordance with the Restricting Use of External Auditor Policy.
h)Reviews with the External Auditor and management the overall scope of the external audit plan, quality control procedures and the resources that the External Auditor will devote to the audit.
i)Discusses with the External Auditor the financial and control-related aspects of material transactions that are being proposed by the Corporation.
1.3Internal Control
a)Requires management to implement and maintain appropriate systems, processes and controls to ensure accurate, complete and timely financial reporting and evaluates the effectiveness of such processes and controls, and ensures that appropriate action is being taken to address any material internal control deficiencies.

February 9, 2022

56

b)Reviews at least annually and makes recommendations to the Board on the approval of the Corporation’s Internal Control Framework.
c)Reviews management’s quarterly reports on the effectiveness of the Corporation’s internal controls over financial reporting, including any evolving standards over environmental, social and governance (ESG) and/or climate related disclosures.
d)Periodically meets with the Business Group Chief Financial Officers and Chief Internal Auditors to review internal controls over financial reporting, resources, organizational structure and priorities.
1.4Internal Audit
a)Reviews the Chief Auditor’s quarterly reports on the effectiveness of the Corporation’s internal controls over financial reporting.
b)Reviews and approves the annual internal audit plan and any significant changes to the internal audit plan, reviews any restrictions on the scope of activities or access to information in the course of the audit, and oversees the coordination of the internal audit plan with the External Auditor’s audit plan.
c)Together with the Chair of the Audit Committee, interacts with the Chief Auditor as required to support fulfilment of the Chief Auditor’s mandate; the Chief Auditor reports on a functional basis to the Chair of the Audit Committee and administratively to the President & Chief Executive Officer.
1.5Resources and Talent
a)Reviews, at least annually, and approves changes to the statements of mandate, responsibility and authority of the Chief Actuary, Chief Auditor and Chief Financial Officer and the organizational structure of the Actuarial, Finance and Internal Audit functions.
b)Reviews, at least annually, the adequacy of the authority, independence and resources of the Chief Actuary, Chief Auditor and Chief Financial Officer.
c)Reviews, at least annually, management’s reporting on matters related to information technology affecting the Corporation’s finance and actuarial systems.
d)Approves the objectives and reviews the effectiveness of the Chief Actuary, Chief Auditor and Chief Financial Officer and the Actuarial, Internal Audit and Finance functions annually.
e)Reviews succession plans for the roles of Chief Actuary, Chief Auditor, Chief Financial Officer and other senior management roles overseen by the Committee and the Chair of the Committee is consulted in advance in connection with the appointment, reassignment, replacement or dismissal of the Chief Actuary, Chief Auditor and Chief Financial Officer, and annually on the performance assessment and compensation awarded to those individuals.
f)Requires the Chief Actuary, Chief Auditor and Chief Financial Officer to report on any material disagreements with other members of senior management relating to the business, and reviews how such matters are being addressed.
g)Discusses the qualifications for and determines whether a member of the Committee is a financial expert, and in conjunction with the Governance, Investment & Conduct Review Committee, ensures the ongoing financial literacy of Committee members.

February 9, 2022

57

1.6Regulatory
a)Reviews matters within its mandate that are addressed in the regular examination and similar reports received from regulatory agencies, including management’s responses and recommendations.
b)Reviews and discusses with the External Auditor and Chief Actuary such reports and regulatory returns of the Corporation as may be specified by law.
c)Reviews with the External Auditor any regulatory matters that pertain to the External Auditor.
2.Composition and Procedures
2.1Membership
a)The Committee is composed of not less than three Directors, including a Committee Chair, appointed by the Board on an annual basis following each annual meeting.
b)Each member of the Committee shall be independent as defined in the Director Independence Policy and financially literate. In the Board’s judgment, a member of the Committee is financially literate if, after seeking and receiving any explanations or information from senior financial management or the External Auditor of the Corporation that the member requires, the member is able to read and understand the consolidated financial statements of the Corporation to the extent sufficient to be able to intelligently ask, and to evaluate the answers to, probing questions about the material aspects of those financial statements. In addition, the Committee shall have at least one member that the Board has determined is an audit committee financial expert.
c)Committee membership is reviewed in connection with appointments to the Committee and annually by the Governance, Investment & Conduct Review Committee to ensure the Committee as a whole includes members with the competencies, experience and expertise required to fulfill the Committee’s mandate and that the financial literacy and the audit committee financial expert requirements (as defined by the Securities and Exchange Commission) are met.
d)Any member of the Committee may be removed or replaced at any time by the Board and the Board shall fill vacancies on the Committee.
2.2Meetings and Procedures
a)A meeting of the Committee may be called at any time by the Chair of the Board (the “Board Chair”) or by any member of the Committee.
b)The Committee meets as frequently as necessary, but not less than four times a year.
c)A quorum at any meeting of the Committee shall be three members.
d)The Chair of the Committee reports to the Board after each Committee meeting.
e)The External Auditor reports to the Committee and receives notice of and may attend all Committee meetings.
f)The Committee holds a private session at each meeting of the Committee for members only and at each regularly scheduled meeting with each of the Chief Actuary, Chief Auditor, Chief Financial Officer and representatives of the External Auditor, and with the Chief Risk Officer

February 9, 2022

58

and Chief Compliance Officer, as appropriate, and those individuals have unrestricted access to Committee members between meetings.
g)The Committee will review its Forward Agenda, as required, and on an annual basis, the Committee will review this Charter and, where necessary, recommend changes to the Board for approval.
h)The Committee will review the minutes and list of follow up items of each Committee meeting.
i)This Charter will be posted on the Corporation’s website and the Committee will prepare a report on its activities for inclusion in the annual Proxy Circular.
j)The Committee shall undertake and review with the Board an annual performance evaluation of the Committee and the Committee Chair.
3.Access to Management and Independent Advisors
The Committee:
a)Has full and unrestricted access to management and, in consultation with the Board Chair, may engage any special advisors it deems necessary to provide independent advice at the expense of the Corporation.
b)Establishes the scope and frequency of the independent reviews of the Actuarial, Finance and Internal Audit functions.

February 9, 2022